Exhibit 2.1
ASSET TRANSFER AGREEMENT
          ASSET TRANSFER AGREEMENT, dated as of August 7, 2007, by and among 4363205 CANADA INC., a corporation existing under the laws of Canada (“Holdco”), LORAL SKYNET CORPORATION, a corporation existing under the laws of Delaware (together with any successor thereto, “Skynet”), and LORAL SPACE & COMMUNICATIONS INC., a corporation existing under the laws of Delaware which indirectly owns all of the issued and outstanding common stock of Skynet (“Parent”).
R E C I T A L S:
          WHEREAS, on December 16, 2006, 4363213 Canada Inc., a Canadian corporation and a wholly owned subsidiary of Holdco (“Acquisition Sub”), BCE Inc., a Canadian corporation (“BCE”), and Telesat Canada, a Canadian corporation (“Telesat”), entered into a Share Purchase Agreement (as amended from time to time, the “Share Purchase Agreement”), pursuant to which Acquisition Sub has agreed to purchase from BCE, and BCE has agreed to sell to Acquisition Sub, the Purchased Shares and the Safe Income Notes (each, as hereinafter defined);
          WHEREAS, in connection with the Share Purchase Agreement, on December 16, 2006, Parent executed and delivered to Holdco a letter (as amended from time to time, the “Parent Commitment Letter”), pursuant to which Parent has committed to acquire shares of Holdco simultaneously with the consummation of the Telesat Closing (as hereinafter defined) under the Share Purchase Agreement;
          WHEREAS, in connection with the Share Purchase Agreement, on December 14, 2006, Parent entered into the Investors Letter Agreement (as hereinafter defined) with the Public Sector Pension Investment Board, a Canadian Crown corporation (such entity, together with Red Isle Private Investments Inc., “PSP”), to which is attached as Schedule C thereto a “Contribution Term Sheet” relating to a “Skynet Contribution Agreement” contemplating the transfer by Skynet of certain of its assets and related liabilities to Holdco in connection with Skynet’s acquisition of shares of Holdco;
          WHEREAS, in connection with the transactions contemplated by the Share Purchase Agreement and the Investors Letter Agreement, Holdco desires to acquire and Skynet desires to transfer and convey to Holdco at Closing (as hereinafter defined) the Transferred Property (as hereinafter defined) upon the terms and subject to the conditions set forth herein;
          WHEREAS, Holdco desires to transfer the Transferred Property to the Subsidiaries of Holdco (the “Successive Transfers”); and
          WHEREAS, the parties intend that, for United States federal income tax purposes, the transfer of the Transferred Property hereunder, when taken together with the acquisition of shares of Holdco pursuant to the Parent Subscription Agreement and with the purchase of additional shares of Holdco by certain third party investors (including PSP), qualify as an exchange under the provisions of Section 351 of the Code (as hereinafter defined) (a “351 Transfer”);

          NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby covenant and agree as follows:
ARTICLE I.
DEFINITIONS AND INTERPRETATION
1.1. Definitions.
          For the purpose of this Agreement, unless the context otherwise requires, capitalized terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“351 Transfer” is defined in the recitals;
“Accounts Receivable” means all accounts and notes receivable of Skynet relating to the Business arising from and after January 1, 2007 and existing on the Closing Date, including any and all accounts receivable of Skynet from XTAR (including deferred accounts receivable from XTAR);
“Acquisition Sub” is defined in the recitals;
“Actions” is defined in Section 3.1(j);
“Actual Interim Taxes Due” means the actual amount of the Interim Taxes, as finally determined in accordance with Section 2.7;
“Actual Satellite Operational Capability” means, for any Specified Satellite Capacity, as measured on a date after the relevant occurrence or series of occurrences, (a) in the case of Telstar 12, the product of (i) the number of Operating Transponders on such satellite and (ii) the sum of (x) the number of remaining 30-day periods from such date until the end of the expected life of such satellite and (y) the number of 30-day periods which have lapsed from the time of determination of the Stated Satellite Operational Capability to such date, and (b) in the case of the Other Skynet Satellites, the sum of the products calculated in accordance with clause (a) hereof, determined for each of Skynet Satellites referred to as “Telstar 10,” “Telstar 14” and “Telstar 18.”
“Affiliate Cash Amount” means the amount of any cash paid or distributed from Skynet or any of its Subsidiaries to Parent or any of its Affiliates (other than Skynet or any of its Subsidiaries) from September 30, 2006 through the Closing Date excluding any of the following payments made during such period: Permitted Payments, payments referred to in Section 4.13(b) of the Skynet Disclosure Letter and other payments as shall have been consented to by Holdco in writing.
“Affiliate” means, with respect to any Person, (a) each Person that, directly or indirectly, owns or controls such Person, and (b) each Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person. For the purpose of this definition,

“control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise;
“Agreed Exchange Rate” is defined in Section 2.6(b);
“Agreement” means, collectively, this Agreement including all exhibits attached to, and instruments supplementing or amending or confirming, this Agreement;
“Ancillary Agreement” means the Ancillary Agreement, dated of even date herewith, by and among Parent, Skynet, PSP, Holdco and 4363230 Canada Inc., a Canadian corporation and a wholly owned subsidiary of Holdco;
“Applicable Limitation Date” is defined in Section 7.1;
“Asset Purchase Agreement” means that certain Asset Purchase Agreement, dated of even date herewith, by and among Skynet, Skynet Satellite Corporation and Parent relating to the purchase of the Sale Assets by Skynet Satellite Corporation from Skynet;
“Assignment and Assumption Agreement” means an Assignment and Assumption Agreement, substantially in the form attached as Exhibit A hereto;
“Assumed Liabilities” means (a) any and all Obligations arising out of or relating to the Business, including the Contracts, and (b) any and all Obligations arising out of or relating to either (i) the Senior Note Indenture, the Senior Note Guarantees and the Collateral Documents, if the Early Note Redemption shall not have occurred, and the Senior Notes are still outstanding immediately prior to Closing or (ii) the Redemption Facility, if the Early Note Redemption shall have occurred, and the Senior Notes are not outstanding immediately prior to the Closing; provided that Assumed Liabilities shall not include any Excluded Liabilities;
“Balance Sheet” means the consolidated balance sheet of Skynet as of December 31, 2006 included in the Financial Statements;
“Bankruptcy Cases” means the cases commenced in the United States Bankruptcy Court for the Southern District of New York, captioned “In re Loral Space & Communications Ltd., et al., Debtors,” Chapter 11 Case Nos. 03-41710 (RDD), 03-41709 (RDD) through 03-41728 (RDD) (Jointly Administered);
“Bankruptcy Plan” means the Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated June 3, 2005, as modified on August 1, 2005, of Debtors, confirmed under 11 U.S.C. §1129 in the Bankruptcy Cases;
“Basis Swap” is defined in Section 4.20(a);
“Basket Amount” is defined in Section 7.7(a);
“BCE” is defined in the recitals;

“Benefit Plans” means all bonus, profit sharing, deferred or incentive compensation, stock compensation, stock purchase, stock option, retirement, pension, supplemental pension, savings, benefit, hospitalization insurance, medical, dental, legal, disability, death benefit, insurance, termination, severance or similar plan, arrangement, agreement, trust, fund, policy or practice, formal or informal, written or oral, with respect to any current or former employees of Skynet or any of its Subsidiaries relating to the Business, including the Pension Plans;
“Bill of Sale” means a Bill of Sale, substantially in the form attached as Exhibit B hereto;
“BIS” means the United States Department of Commerce’s Bureau of Industry and Security;
“Business” means the business of Skynet and its Subsidiaries (but excluding the Excluded Property);
“Business Day” means any day of the year other than: (a) Saturday or Sunday, and (b) any other day on which banks located in any of Montréal, Québec, Toronto, Ontario or New York, New York generally are closed for business;
“Business Material Adverse Effect” means one or more events, changes, effects or circumstances that is material and adverse to the business, operations, assets, properties, results of operation or financial condition of the Business taken as a whole, except to the extent (and only to the extent) that any such effect is attributable to (a) changes in prevailing interest rates, (b) changes in general political, economic or financial conditions (including any fluctuation in foreign currency exchange rates) or regulatory environments affecting the industries in which the Business operates, (c) changes in rules or principles of accounting, (d) changes affecting the telecommunication or satellite transmission industries generally, (e) a downturn in the economy of any country in which the Business or any of its material customers operate, (f) increased competition, in any form, whether from a single competitor or from competitors generally, (g) any loss or damage to the Leased Satellite or any Owned Satellite or (h) the announcement or other public disclosure or the implementation or consummation of the transactions contemplated by the Transaction Agreements or the Share Purchase Agreement (except with respect to each of (b), (d), (e) and (f) above, such exclusions shall only apply to the extent that such change, downturn or increase, as the case may be, does not have a disproportionate effect on the Business as compared to similar lines of businesses); provided, however, that a Total Loss of either (i) Telstar 12 alone or (ii) all of the Other Skynet Satellites together shall be deemed to constitute a Business Material Adverse Effect notwithstanding (g) above;
“Business Radio Licenses” is defined in Section 3.1(f);
“Buyer” means Skynet Satellite Corporation, a Delaware corporation;
“Cap” is defined in Section 7.7;
“Cash Assets” means all cash, cash equivalents and marketable securities of Skynet relating to the Business as of the Closing Date (for the avoidance of doubt, other than Excluded Property and any proceeds therefrom or thereof);
“Claim” is defined in Section 7.4(a);

“Code” means the Internal Revenue Code of 1986, as amended;
“Collateral Documents” has the meaning ascribed thereto in the Senior Note Indenture;
“Closing” is defined in Section 2.1;
“Closing Date” is defined in Section 2.1;
“Closing Date Breach Threshold” is defined in Section 7.7(a);
“Closing Date Exchange Rate” is defined in Section 2.6(c);
“Collective Bargaining Agreement” means that certain agreement between Skynet (as successor to Loral Skynet, a division of Loral SpaceCom Corporation) and Communications Workers of America covering the period of August 1, 2004 through August 1, 2007;
“Communications Act” means the Communications Act of 1934, as amended;
“Confirmation Order” means the Order Confirming Debtors’ Fourth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as modified, entered in the Bankruptcy Cases on August 1, 2005;
“Consolidated Tax Return” means a United States income Tax Return filed on a consolidated basis pursuant to Section 1501 of the Code and the Treasury Regulations prescribed under Section 1502 of the Code and any state or local consolidated combined or unitary income or franchise Tax Return, which Tax Return includes one or more of the Transferred Subsidiaries, for any taxable period ending on or prior to the Closing Date;
“Consulting Agreement” means a Consulting Agreement between Telesat and Parent, substantially in the form attached as Exhibit C hereto;
“Contract” means any legally binding indenture, Lease, license, loan agreement, mortgage, note, joint venture agreement, outsourcing agreement, collective bargaining agreement, partnership agreement, restriction, trust, commitment, obligation or other legally binding contract, agreement or instrument, whether written or oral, in each case, relating to the Business, excluding the Terminated Contracts;
“Contract Rights” means any and all rights of Skynet under the Contracts to which it is a party;
“DDTC” means the United States Department of State’s Directorate of Defense Trade Controls;
“Debtors” means Skynet, its Affiliates, and each of their respective predecessors, as the case may be, as debtors and debtors in possession in the Bankruptcy Cases;
“EAR” means the Export Administration Regulations promulgated by BIS;
“EAR Applications” means the notifications, amendments, and any applications required to be submitted to BIS pursuant to the EAR in relation to the transactions set forth in the Transaction Agreements;

“EAR Approval” means all approvals of the EAR Applications shall have been received from BIS or the relevant staff thereof pursuant to delegated authority without the imposition of any condition or conditions that would reasonably be expected to have a Business Material Adverse Effect after the Closing;
“Early Note Redemption” means the redemption prior to the Closing of all outstanding Senior Notes;
“Eligible Property” has the meaning set forth in Section 85(1.1) of the ITA;
“Environmental Laws” means any and all laws (including civil and common laws), rules, orders, regulations, statutes, ordinances, codes, decrees, or other legally enforceable requirements of any Governmental Entity regulating, relating to or imposing liability or standards of conduct concerning pollution, protection of the environment and natural resources or of human health and safety;
“Equipment and Machinery” shall mean (a) all the equipment, machinery, furniture, fixtures and improvements, tooling, spare parts, supplies and vehicles used by Skynet in or with respect to the operations of the Business as of the Closing Date (including all such items as set forth on the Balance Sheet, with additions thereto (net of dispositions) in the ordinary course of the Business), (b) all the replacements for any of the foregoing owned or leased by Skynet, (c) any rights of Skynet to the warranties and licenses received from manufacturers and sellers of the aforesaid items and (d) any related claims, credits, rights of recovery and set-off with respect thereto;
“Estimated Adjustment Amount” is defined in Section 2.7(a);
“Estimated Adjustment Schedule” is defined in Section 2.7(a);
“Estimated Interim Taxes Due” is defined in Section 2.7(a);
“Excluded Liabilities” means: (a) any and all Redemption Costs; (b) any and all Obligations with respect to Pre-Closing Taxes; (c) any unpaid reorganization fees, costs or expenses incurred in connection with the Bankruptcy Cases or Bankruptcy Plan; (d) any and all claims against, and other Obligations of, any of the Debtors incurred prior to the commencement date of the Bankruptcy Cases, except for any Obligations related to the Business that were assumed by Skynet or any of the Transferred Subsidiaries (in each case either directly or as a successor); (e) the Note Repayment Costs; (f) any and all Obligations with respect to any environmental remediation arising from activities conducted on the Transferred Property prior to January 1, 2007; (g) any and all Obligations of Parent (including without limitation all Obligations of Parent under and pursuant to any Contract referred to in Section 3.1(t) of the Skynet Disclosure Schedule); (h) any and all Obligations with respect to Taxes resulting solely from Skynet or any of its Subsidiaries being a member of a consolidated group with Parent for Tax purposes; (i) any and all Obligations resulting from, or in connection with, lawsuits by stockholders or other security holders of Parent or Skynet that are related to the transactions contemplated by this Agreement or the other Transaction Agreements or that are not related in any way to the Business; (j) solely to the extent in excess of $126,000,000, the principal amount of the Redemption Facility, if any, outstanding at the time of the Closing; (k) any and all

Obligations of Skynet and its Subsidiaries in connection with or relating to the Excluded Property, including the Pension Plan; (l) any and all Obligations of Skynet or its Subsidiaries that are not related in any way to the Business; and (m) any and all Obligations of Skynet or its Subsidiaries under any Contract referred to in Section 3.1(t) of the Skynet Disclosure Letter that is footnoted with the designation “Excluded Liability”;
“Excluded Property” means: (a) any and all outstanding shares of capital stock or other equity interests of (i) Globalstar, Inc., a Delaware corporation, (ii) XTAR, (iii) Enlaces Integra S. de R.L. de C.V., a company organized under the laws of Mexico, (iv) Satelites Mexicanos S.A. de C.V., a company organized under the laws of Mexico, and (v) Loral SatMex Ltd., a company organized under the laws of the Commonwealth of Bermuda; (b) any and all assets and properties of the Persons referred to in the immediately preceding clause (a) (it being understood that no accounts receivables of Skynet that are payable thereto by XTAR, including any such accounts receivable that are deferred, shall be deemed Excluded Property); (c) any and all rights, including Contracts, relating to Skynet’s or its Subsidiary’s equity interests in the Persons referred to in clause (a), including that certain XTAR Management Agreement dated as of June 28, 2002 between XTAR and Loral SpaceCom Corporation and that certain Shareholders Agreement dated November 30, 2006 between Loral Skynet Corporation and Principia, S.A. de C.V. relating to Satelites Mexicanos, S.A. de C.V.; (d) all losses, loss carryforwards and rights of Parent, Skynet or the Transferred Subsidiaries to receive refunds, credits or other benefits with respect to any and all Taxes (other than Interim Taxes) that constitute Excluded Liabilities; (e) any and all assets and Contract Rights relating to the Benefit Plans that are identified in Section 3.1(k) of Skynet Disclosure Letter as Excluded Property, including the Pension Plan; and (f) any and all proceeds from the sale or other disposition of any of the foregoing;
“Execution Date Breach Threshold” is defined in Section 7.7(a);
“Export Control Applications” means the EAR Applications, the ITAR Applications and the OFAC Applications;
“Export Control Approvals” means the EAR Approval, the ITAR Approval and the OFAC Approval;
“Export Control Laws” means (a) the Export Administration Act of 1979 (including the rules, regulations and policies promulgated thereunder by BIS), (b) the Arms Export Control Act (including the rules, regulations and policies promulgated thereunder by the DDTC), and (c) the International Emergency Economic Powers Act, the Trading with the Enemy Act and any other Laws administered by OFAC (including the Executive Orders issued thereunder and the rules, regulations and policies promulgated thereunder by OFAC);
“FCC” means the United States Federal Communications Commission;
“FCC Applications” means the applications to the FCC in relation to the transfer of the FCC Licenses on the completion of the transactions set out in the Transaction Agreements;
“FCC Approval” means all approvals of the FCC of the FCC Applications shall have been received from the FCC or relevant FCC staff pursuant to delegated authority without the imposition of any condition or conditions that would reasonably be expected to have a Business Material Adverse Effect after the Closing;
“FCC Licenses” means the authorizations, licenses and declaratory and “Permitted List” rulings issued by the FCC to Skynet or a Subsidiary thereof for the use of spectrum or the provision of service in the United States or between the United States and foreign points, as set forth in Section 1.1-B of Skynet Disclosure Letter;
“Files and Records” means all files and records, whether in hard copy, computer or magnetic format or any other form, of Skynet relating to the Business or the Transferred Property, including the following types of files and records specifically relating to the Business: customer and supplier files, equipment maintenance records, equipment warranty information, plant plans, specifications and drawings, equipment drawings, trade secrets and customer specifications and all files relating to employees of the Business employed by Holdco following the Closing, correspondence with national, state and local governmental agencies relating to the operation of the Business and related files and records of Skynet;
“Final Adjustment Amount” is defined in Section 2.6(a);
“Financial Statements” means the audited consolidated balance sheets of Skynet as of December 31, 2005 and December 31, 2006, and the audited consolidated statements of operations and consolidated statements of cash flows of Skynet for the year ended December 31, 2006 and for the periods October 2, 2005 to December 31, 2005 and January 1, 2005 to October 1, 2005, and in each case together with the notes thereto;
“Financing” shall have the meaning set forth in the Share Purchase Agreement;
“GAAP” means generally accepted accounting principles in the United States;
“Governmental Entity” means any nation or government, any, foreign, state, regional, provincial, territorial, local or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, quasi-judicial, regulatory or administrative functions of or pertaining to government;
“GRA” shall mean a gain recognition agreement (as defined in Treasury Regulation Section 1.367(a)-8);
“Gross Transfer Consideration” is defined in Section 4.10(d);
“Hazardous Substance” means (a) any material, substance or waste that requires removal, remediation or reporting under any Environmental Law, or is listed, classified or regulated as a “hazardous waste” or “hazardous substance” (or any other similar term) pursuant to any Environmental Law and (b) any petroleum product or by-product, petroleum-derived substances, asbestos, polychlorinated biphenyls, mold, or urea formaldehyde;
“Health Status Reports” is defined in Section 3.1(p)(ii);
“Holdco” is defined in the preamble;

“Holdco Common Shares” shall have the meaning set forth in the Parent Subscription Agreement;
“Holdco Material Adverse Effect” means, with respect to Holdco, one or more events, changes, effects or circumstances that is material and adverse to the ability of Holdco to consummate the transactions contemplated by this Agreement or of Holdco to perform its obligations under this Agreement;
“Holdco Non-Voting Preferred Shares” shall have the meaning set forth in the Parent Subscription Agreement;
“Holdco Preferred Shares” means the Holdco Non-Voting Preferred Shares and the Holdco Voting Preferred Shares, collectively;
“Holdco Redeemable Common Shares” shall have the meaning set forth in the Parent Subscription Agreement;
“Holdco Redeemable Preferred Shares” shall have the meaning set forth in the Parent Subscription Agreement;
“Holdco Voting Preferred Shares” shall have the meaning set forth in the Parent Subscription Agreement;
“Indemnified Person” is defined in Section 7.4(a);
“Indemnifying Person” is defined in Section 7.4(a);
“Industry Canada” means the Canadian Minister of Industry acting in accordance with the powers and discretion accorded to the Minister under the Radiocommunication Act and related regulations;
“Industry Canada Applications” means applications to Industry Canada for any licenses, authorizations or approvals of which Industry Canada has notified the parties prior to the completion of the transactions set out in the Transaction Agreements, as being required by Industry Canada before completion of such transactions;
“Industry Canada Approval” means approval by Industry Canada of the Industry Canada Applications without the imposition of any condition or conditions that would reasonably be expected to have a Business Material Adverse Effect after the Closing;
“Insurance Policies” is defined in Section 3.1(u);
“Intangible Assets” means all intangible personal property rights of Skynet, including the Intellectual Property and all rights on the part of Skynet to proceeds of any insurance policies and all claims on the part of Skynet for recoupment, reimbursement and coverage under any insurance policies, and all goodwill of Skynet, in each case in connection with or relating to the Business;

“Intellectual Property” means anything that is protected by any Intellectual Property Right;
“Intellectual Property Right” means any right that is or is capable of being granted or recognized under any United States or foreign Laws regarding patents, copyrights, neighboring rights, moral rights, trademarks, trade names, service marks, industrial designs, trade secrets, know-how, slogans, computer programs, inventions, developments, software, software development tools, methodologies, processes, algorithms, discoveries, concepts, ideas, techniques, formulae, drawings, customer data, marketing plans, market studies, summaries, reports, mailing lists, plans, confidential information, mask work, integrated circuit topography and any other statutory provision or common or civil law principle regarding intellectual and industrial property, whether registered or unregistered, and including rights in any application for any of the foregoing;
“Interim Taxes” means any and all Taxes (whether paid or unpaid) with respect to Skynet and the Transferred Subsidiaries relating to the period (or any portion thereof) that commenced on January 1, 2007 and ending on, and including, the Closing Date, but excluding any Taxes relating to the Excluded Property; provided that, with respect to a Transferred Subsidiary that is a member of a combined, consolidated or unitary group of corporations for any income Tax purpose, the Interim Taxes shall be calculated on a separate return basis taking into account any losses and other Tax attributes relating to such Transferred Subsidiary; and provided further that Interim Taxes shall not include (a) any Taxes attributable to or arising from the Restructuring or any transaction hereunder or pursuant to the Asset Purchase Agreement, or (b) any Taxes arising on the Closing Date attributable to any of Skynet’s or Transferred Subsidiaries’ “intercompany gain” (within the meaning of United States Treasury Regulations Section 1.1502-13) or “excess loss account” (within the meaning of United States Treasury Regulations Section 1.1502-19);
“Investors Letter Agreement” means that certain letter agreement, dated December 14, 2006, between Parent, Skynet, PSP, Holdco and Acquisition Sub;
“IRS” means the United States Internal Revenue Service;
“ITA” means the Income Tax Act (Canada), as amended;
“ITAR” means the International Traffic in Arms Regulations promulgated by the DDTC;
“ITAR Applications” means the notifications, registrations, amendments, and any applications required to be submitted to DDTC pursuant to the ITAR in relation to the transactions set forth the Transaction Agreements;
“ITAR Approval” means all approvals of the ITAR Applications shall have been received from DDTC or the relevant staff thereof pursuant to delegated authority without the imposition of any condition or conditions that would reasonably be expected to have a Business Material Adverse Effect after the Closing;
“ITU” is defined in Section 3.1(p)(iii);
“Law” means any law (including civil and common law), statute, regulation, ordinance, rule, order, order-in-council, by-law, permit, judgment, consent, decree, settlement agreement or governmental requirement enacted, promulgated, issued, entered into, agreed or imposed by any Governmental Entity having jurisdiction;
“Leased Real Property” is defined in Section 3.1(o)(i);
“Leased Satellite” is defined in Section 3.1(p)(i);
“Leases” means all leases, subleases, licenses, concessions and other agreements, including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, relating to the Business to which Skynet or any of its Subsidiaries is a party and (a) pursuant to which Skynet or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property and (b) with respect to leased transponders, pursuant to which Skynet or any of its Subsidiaries uses or has the right to use any leased transponder;
“Lien” means any mortgage, lien, charge, restriction, pledge, security interest, hypothecation, easement, encroachment, encumbrance or title retention agreement of any nature or kind;
“Loss” or “Losses” means, in respect of a matter, any and all liabilities, losses, costs, claims, damages, penalties and expenses, including reasonable out-of-pocket attorneys’ fees and disbursements actually incurred or sustained by any Indemnified Party, but specifically excluding any punitive, exemplary or consequential damages;
“MAE Adjustment Amount” is defined in Section 2.8;
“Major Regulatory Approvals” means the FCC Approval and, if required by applicable Law or if Skynet and Holdco shall so mutually agree, the Industry Canada Approval, collectively;
“Major Stations” is defined in Section 3.1(p)(iv);
“Management Agreements” means, collectively, (a) that certain Management Agreement, dated as of November 21, 2005, by and among Parent, Skynet and SS/L and (b) that certain Shared Services Agreement, dated as of November 21, 2005, by and among Parent, Skynet and SS/L;
“Management Fees” means, collectively, any and all fees and other amounts payable to Parent by Skynet and its Subsidiaries pursuant to the Management Agreements;
“material”, when used with respect to Skynet, the Business or the Transferred Property, means material to Skynet and its Subsidiaries or to the Business or to the Transferred Property, respectively, in any such case taken as a whole; and when used with respect to Holdco, means material to Holdco;
“Material Contracts” means, with respect to the Business:
(a)	any indentures, credit agreements, security agreements, mortgages, guarantees, promissory notes and Contracts relating to or evidencing indebtedness for borrowed money of Skynet or any of its Subsidiaries in excess of $2,500,000;

(b)	any non-competition agreement or any other like agreement or obligation which limits or purports to limit in any material respect the manner in which, or the localities in which, the business of Skynet or any of its Subsidiaries may be conducted;

(c)	any partnership agreement, limited liability company agreement or joint venture agreement to which Skynet or any of its Subsidiaries is a party;

(d)	any Contract to which Skynet or any of its Subsidiaries is a party for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets or capital stock or other equity interests of another Person for aggregate consideration in excess of $2,500,000;

(e)	any Contract with any present director (or Person in a similar position) or officer of Skynet or any of its Subsidiaries that is material to the Business;

(f)	any Contract between Skynet or any of its Subsidiaries, on the one hand, and Parent or any of its Affiliates (other than Skynet and its Subsidiaries), on the other hand, involving payments or other obligations in excess of $250,000 in the aggregate;

(g)	any Contract to construct, acquire or launch any satellite (a “Construction/Launch Contract”) to which Skynet or any of its Subsidiaries is a party;

(h)	any Contract to which Skynet or any of its Subsidiaries is a party for the provision of transponder capacity with any customer thereof involving receipts subsequent to the date hereof of $2,500,000 or more (each such Contract, a “Material Customer Contract”);

(i)	any Contract (other than a Construction/Launch Contract or a Material Customer Contract) to which Skynet or any of its Subsidiaries is a party that involves payment or other obligations or receipts, in either case, subsequent to the date hereof of $2,500,000 or more;

(j)	any launch and in-orbit satellite insurance policies with respect to any Skynet Satellite;

(k)	any Contract (other than a Construction/Launch Contract or Material Customer Contract) to which Skynet or any of its Subsidiaries is a party that is outside of the ordinary course of the Business; and

(l)	any Contract that, if terminated (other than by expiration of the term thereof), would have a Business Material Adverse Effect;
“Minimum Indemnification Threshold” is defined in Section 7.7;
“Minor Regulatory Approvals” means the Export Control Approvals and those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) that may be required from Governmental Entities in Brazil, Colombia, Honduras, Peru and Uruguay;
“Note Repayment Costs” means any and all obligations of Skynet or any of its Affiliates to pay interest on the Senior Notes or the Redemption Facility and/or any prepayment or redemption premiums, penalties or other Obligations associated with the Senior Notes or the Redemption Facility at any given time, provided that, for the avoidance of doubt, Note Repayment Costs shall not include the obligation of Skynet or any of its Affiliates (other than Holdco as provided herein) to pay (i) any principal amount outstanding under the Senior Notes or (ii) up to $126,000,000 of the aggregate principal amount outstanding under the Redemption Facility;
“Obligations” means any debt, obligation, liability of any kind, character or description, whether known or unknown, accrued or unaccrued, absolute or contingent, vested or unvested, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, determined, determinable or otherwise, whether presently in existence or arising hereafter, whether arising under contract or at Law and whether or not the same is required to be accrued on any financial statements;
“OFAC” means the United States Department of the Treasury’s Office of Foreign Assets Control;
“OFAC Applications” means the notifications, amendments, and any applications required to be submitted to OFAC in relation to the transactions set out in the Transaction Agreements;
“OFAC Approval” means all approvals of the OFAC Applications shall have been received from OFAC or the relevant staff thereof pursuant to delegated authority without the imposition of any condition or conditions that would reasonably be expected to have a Business Material Adverse Effect after the Closing;
“Operating Transponder” means a transponder that has not experienced a Transponder Unit Failure;
“Ordinary Course of Business” means the ordinary and usual course of operations of the Business, as conducted by Skynet and its Subsidiaries consistent with past practice.
“Other Skynet Satellites” means the three (3) Skynet Satellites referred to as “Telstar 10,” “Telstar 14” and “Telstar 18” as of the date hereof;
“Outside Date” means the date that is the first anniversary of the Telesat Closing;
“Owned Real Property” is defined in Section 3.1(o)(i);
“Owned Satellites” is defined in Section 3.1(p)(i);
“Parent” is defined in the preamble;

“Parent Commitment Letter” is defined in the recitals;
“Parent Subscription Agreement” means that certain Alternative Subscription Agreement, dated of even date herewith, among Parent, Skynet and Holdco;
“Pension Adjustment Amount” means $8,240,000;
“Pension Plan” means the Retirement Plan of Space Systems/Loral, Inc., a tax qualified defined benefit plan adopted by Skynet as a participating employer;
“Permits” is defined in Section 3.1(f);
“Permitted Liens” means (a) Liens for Taxes not yet due or payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves are maintained by Skynet or any of its Subsidiaries, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workers, materialmen and construction or other Liens arising by operation of Law or in the Ordinary Course of Business in respect of obligations that are not yet due or that are being contested in good faith by appropriate proceedings and for which adequate reserves are maintained by Skynet or any of its Subsidiaries, (c) easements, servitudes, reservations, rights of way, restrictions, covenants, conditions, imperfections of title and other similar encumbrances whether of record or apparent on the Real Property, including road, highway, pipeline, railroad and utility easements and servitudes, and municipal, zoning and building by-laws which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation of the Real Property as currently used, occupied and operated or as intended to be used, occupied and operated in the Ordinary Course of Business, (d) statutory Liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, employment insurance and other social security legislation, (e) any Liens (i) granted or permitted to be granted under the terms of the indebtedness set forth on Section 3.1(w) of Skynet Disclosure Letter or (ii) granted pursuant to the Redemption Facility, (f) Liens securing obligations (other than indebtedness) not exceeding $1,500,000 in the aggregate, and (g) Liens granted pursuant to that certain Security Agreement dated October 8, 2004 among Skynet, APT Satellite Company Limited and Bank of China (Hong Kong) Limited;
“Permitted Payments” is defined in Section 4.13(a);
“Person” means an individual, legal person, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Entity, or any other entity;
“Pre Closing Tax Period” shall mean any taxable period ending on or before the Closing Date and the portion ending on and including the Closing Date of any Straddle Period;
“Pre-Closing Taxes” means (a) any Taxes of Skynet and any of the Transferred Subsidiaries (or any predecessor thereof) for any Pre-Closing Tax Period, (b) any Obligation of the Transferred Subsidiaries for Taxes of any other person by reason of (i) a combined, unitary or consolidated Tax obligation such as Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any similar provision of state, local, or foreign law) by reason of any of the

Transferred Subsidiaries having been a member of any combined, unitary or consolidated group on or prior to the Closing Date, or (ii) contract, assumption or transferee or successor liability, in each case relating to periods prior to the Closing Date, (c) all Taxes attributable to or arising from the Restructuring, including, without limitation, any Taxes with respect to any Skynet’s or the Transferred Subsidiaries’ “intercompany gain” (within the meaning of United States Treasury Regulations Section 1.1502-13 or similar provision of state, local or foreign Law) or “excess loss account” (within the meaning of United States Treasury Regulation Section 1.1502-19 or similar provision of state, local or foreign Law), in each case attributable to or arising from the Restructuring, (d) any Obligations for Taxes resulting from any action undertaken by Holdco or any Transferred Subsidiary that triggers any of Skynet’s or the Transferred Subsidiaries’ “intercompany gain” (within the meaning of United States Treasury Regulations Section 1.1502-13 or similar provision of state, local or foreign Law) or “excess loss account” (within the meaning of United States Treasury Regulation Section 1.1502-19 or similar provision of state, local or foreign Law) which gain or account occurred in a Pre-Closing Tax period, (e) any Obligation for Taxes with respect to the sale of the Sale Assets and any other transactions undertaken pursuant to the Asset Purchase Agreement, and (f) any Obligations for Taxes with respect to the Early Note Redemption or any other redemption of the Senior Notes, the redemption of any Redemption Facility and the redemption of the Redeemable Holdco Shares; provided, however, that Pre-Closing Taxes shall not include any Obligations for Taxes (i) with respect to the Sale Assets or any transactions undertaken pursuant to the Asset Purchase Agreement, for any period other than a Pre-Closing Tax Period or (ii) set forth in Section 4.10(a) hereof or Section 6.1 of the Asset Purchase Agreement;
“Proposed Final Adjustment Amount” is defined in Section 2.7(b);
“Proposed Final Adjustment Schedule” is defined in Section 2.7(b);
“Proposed Transaction” shall mean a transaction involving the exchange, disposition, reorganization or liquidation of one or more of the Transferred Properties, that may require Skynet to recognize gain, for United States federal income tax purposes, pursuant to a GRA entered into by Parent with respect to any transfer of Transferred Property;
“Provisional Exchange Rate” is defined in Section 2.6(d);
“PSP” is defined in the recitals;
“PSP Common Equity Amount” is defined in Section 2.6(e);
“PSP Subscription Agreement” means that certain subscription agreement, dated of even date herewith, between PSP and Holdco;
“Purchased Shares” shall have the meaning set forth in the Share Purchase Agreement;
“Radiocommunication Act” means the Radiocommunication Act (Canada), as the same may be amended from time to time and any successor legislation thereto, and includes the regulations thereunder;
“Real Property” is defined in Section 3.1(o)(i);

“Redeemable Holdco Shares” means the Holdco Redeemable Preferred Shares and the Holdco Redeemable Common Shares issuable to Parent or its Subsidiary pursuant to the Parent Subscription Agreement;
“Redemption Costs” means (a) the aggregate amount of the applicable redemption price payable to the holders of the outstanding shares of Skynet Preferred Stock in connection with any redemption of the Skynet Preferred Stock, and (b) any and all expenses, fees and other Obligations arising with respect to the Skynet Preferred Stock.
“Redemption Facility” means the indebtedness incurred by Skynet to effect the Early Note Redemption;
“Representatives” is defined in Section 4.7;
“Restructuring” means the series of actions to be undertaken by Skynet, its Subsidiaries and any of its Affiliates as described in the Memorandum attached as Exhibit D hereto, as amended from time to time by Skynet with Holdco’s consent (which consent shall not be unreasonably withheld, delayed or conditioned);
“Restructuring Decision” shall refer to the decision to restructure a Proposed Transaction, which shall be at the sole and absolute discretion of Holdco or its relevant Affiliate, subject to the terms of Section 4.10(i) of this Agreement;
“Safe Income Notes” shall have the meaning set forth in the Share Purchase Agreement;
“Sale Assets” means the Purchased Property (as defined in the Asset Purchase Agreement);
“Sale Assets Purchase Price” means the Purchase Price (as defined in the Asset Purchase Agreement);
“Securities Act” means the Securities Act of 1933, as amended;
“Securities Commission” means any Governmental Entity having jurisdiction over the regulation of securities (including the purchase, sale or trading thereof), any Securities Market and any Self-Regulatory Organization;
“Securities Market” means any domestic or foreign securities exchange or securities market, whether in the United States, Canada or any other jurisdiction (whether local, state, provincial, regional, territorial, federal or otherwise);
“Self-Regulatory Organization” mean the National Association of Securities Dealers, any domestic or foreign securities exchange, commodities exchange, registered securities association, clearing organization, the Municipal Securities Rulemaking Board, National Futures Association, and any other board or body, whether in the United States, Canada or any other jurisdiction (whether local, state, provincial, regional, territorial, federal or otherwise), that is charged with the supervision or regulation of exchanges, clearing organizations or clearing houses, brokers, dealers, commodity pool operators, commodity trading advisors or future commission merchants;

“Senior Note Documents” means, collectively, the Senior Notes, the Senior Note Indenture and the Senior Note Guarantees’
“Senior Note Guarantees” means any and all guarantees provided by subsidiaries of Skynet in respect of the Senior Notes;
“Senior Note Indenture” means that certain indenture, dated as of November 21, 2005, in respect of the Senior Notes;
“Senior Notes” means all outstanding 14% Senior Secured Notes due 2015 of Skynet;
“Shareholders Agreement” means a Shareholders Agreement, substantially in the form attached as Exhibit E hereto;
“Share Purchase Agreement” is defined in the recitals;
“Skynet” is defined in the preamble;
“Skynet Charter” means the Restated Certificate of Incorporation of Skynet, as amended and in effect;
“Skynet Disclosure Letter” means that certain letter, dated as of the date hereof, executed and delivered by Skynet to Holdco simultaneously with the execution and delivery of this Agreement, which letter contains exceptions to the representations and warranties of Skynet set forth in this Agreement and disclosures and responses relating to certain covenants and agreements contained in this Agreement;
“Skynet Material Adverse Effect” means, with respect to Skynet, one or more events, changes, effects or circumstances that is material and adverse to the ability of Skynet to consummate the transactions contemplated by this Agreement or of Skynet to perform its obligations under this Agreement;
“Skynet Preferred Stock” means the Series A 12% Non-Convertible Preferred Stock, par value $0.01 per share, of Skynet;
“Skynet Preferred Stock Terms” means the terms and conditions of the Skynet Preferred Stock set forth in Exhibit A to the Skynet Charter, as amended and in effect;
“Skynet Satellites” is defined in Section 3.1(p)(i);
“Specified Satellite Capacity” means either (a) Telstar 12 alone or (b) the Other Skynet Satellites collectively;
“SS/L” means Space Systems/Loral, Inc., a Delaware corporation;
“Stated Satellite Operational Capability” means, for any Specified Satellite Capacity, as measured from September 30, 2006, (a) in the case of Telstar 12, the product of (i) the number of Operating Transponders on such satellite and (ii) the number of remaining 30-day periods from such date until the end of the expected life of such satellite, and (b) in the case of the Other Skynet Satellites, the sum of each of the following products: (i) the product of (A) the number of Operating Transponders on Telstar 10 and (B) the number of remaining 30-day periods from such date until the end of the expected life of such satellite; (ii) the product of (A) the number of Operating Transponders on Telstar 14 and (B) the number of remaining 30-day periods from such date until the end of the expected life of such satellite; and (iii) the product of (A) the number of Operating Transponders on Telstar 18 and (B) the number of remaining 30-day periods from such date until the end of the expected life of such satellite;
“Straddle Period” shall mean any taxable period that begins before and ends on or after the Closing Date;
“Straddle Tax Return” shall mean any Tax Return required to be filed by the Transferred Subsidiaries with respect to any Straddle Period;
“Subsidiary” means, with respect to any Person, any other Person that directly or indirectly is controlled by such Person; provided that, any Person the capital stock or other equity interests of which comprise Excluded Property shall not be deemed a Subsidiary of Skynet or any of its Subsidiaries. For purposes of this definition, “control” shall mean the ownership of stock or other ownership interests of a Person constituting more than 50% of the total combined voting power of all classes of shares or other ownership interests of such Person entitled to vote;
“Successive Transfers” is defined in the recitals;
“T-11N” means the Skynet Satellite currently being constructed by Skynet referred to as “T-11N” as of the date hereof;
“T-11N Adjustment Amount” is defined in Section 2.6(f);
“Taxes” means all federal, state, county, provincial, national , local, foreign and other taxes, charges, fees, duties (including customs duties), levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, goods and services, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, occupational, interest equalization, license, payroll, environmental, capital stock, disability, severance, employee’s income withholding, other withholding, employment insurance and social security taxes, premiums or levies, which are imposed by any Governmental Entity, whether disputed or not, and such term shall include any interest, penalties or additions to tax attributable thereto and any Obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person;
“Tax Return” means all returns, declarations, reports, estimates, information returns, statements and other documents, required to be filed in respect of Taxes (including any elections, declarations, schedules or attachments thereto, and any amendment thereof) including any claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes any of the Transferred Subsidiaries;
“Telesat” is defined in the recitals;

“Telesat Closing” means the Closing (as defined in the Share Purchase Agreement);
“Telstar 12” means the Skynet Satellite referred to as “Telstar 12” as of the date hereof;
“Terminated Contracts” means the Management Agreements and the Contracts set forth in Section 1.1-A of Skynet Disclosure Letter;
“Third Party Claim” is defined in Section 7.4(c);
“Third Party Consents” means the consents, approvals, orders, authorizations, notifications and filings which may need to be obtained in connection with the execution, delivery and performance of this Agreement and/or the Asset Purchase Agreement, or any of the other documents and agreements to be delivered hereunder, by Skynet, as disclosed by Skynet in the Skynet Disclosure Letter, excluding, for greater certainty, the Transaction Approvals;
“Total Hedging Differential” means the number, which may be positive or negative, determined as set forth in Section 2.7;
“Total Loss” means, with respect to any Specified Satellite Capacity, (a) the loss or complete destruction of such Specified Satellite Capacity after the date of this Agreement, or (b) an occurrence or a series of occurrences arising after the date of this Agreement as a result of which the Actual Satellite Operational Capability of such Specified Satellite Capacity, as measured on a certain date, is reduced to less than 50% of Stated Satellite Operational Capability of such Specified Satellite Capacity;
“Tranche” is defined in Section 4.20(a);
“Tranche Differential” is defined in Section 2.6(h);
“Tranche Differential Rate” is defined in Section 2.6(i);
“Transaction Agreements” means this Agreement, the Asset Purchase Agreement and the Parent Subscription Agreement;
“Transaction Approvals” means, collectively: (a) Major Regulatory Approvals; and (b) Minor Regulatory Approvals;
“Transfer Shares” is defined in Section 2.6(j);
“Transferred Property” means (a) the Accounts Receivable and Cash Assets, (b) the Contract Rights, (c) the Equipment and Machinery, (d) the Files and Records, (e) the Intangible Assets, (f) the Business Radio Licenses of Skynet, (g) the Leased Real Property of Skynet, (h) the Owned Real Property of Skynet, and (i) any other assets of Skynet, including prepaid expenses relating to or used in the operation of the Business as of the Closing Date, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of Skynet (including all such items as are set forth on the Balance Sheet, with additions thereto (net of dispositions) in the Ordinary Course of Business) and the equity, ownership and other securities of any Subsidiary of Skynet that are held by Skynet and, for the avoidance of doubt, the Skynet Satellites referred to as “Telstar 12,” “Telstar 14” and “Telstar 18”; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, Transferred Property shall not include any Excluded Property or Sale Assets;
“Transferred Subsidiary” means a Subsidiary of Skynet the equity interests of which are to be transferred (or sold) and conveyed to Holdco or Buyer pursuant to this Agreement or the Asset Purchase Agreement;
“Transponder Unit Failure” means the permanent failure to meet applicable performance specifications as determined in accordance with normal industry practice such that, after use of all available redundancy, spare components, it is demonstrated that the transponder cannot or will not be able to be used for commercial communications; and
“XTAR” means XTAR, LLC, a Delaware limited liability company.
     1.2. Expanded Meanings.
          In this Agreement, unless the context otherwise requires:
          (a) words used herein importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;
          (b) the term “including” means “including, without limitation”;
          (c) references to the “parties” means the parties to this Agreement; and
          (d) references herein to any agreement or instrument, including this Agreement, shall be deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, in accordance with the terms of such agreement or instrument, and any specific references herein to any legislation or enactment shall be deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time up to the Closing Date unless specifically otherwise provided.
1.3. Interpretation not Affected by Headings, etc.
          The division of this Agreement into articles, sections, subsections, paragraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section, subsection, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.4. Currency.
          Unless otherwise specified herein, all dollar amounts expressed in this Agreement as (a) “$” are to United States dollars and (b) “C$” are to Canadian dollars.

1.5. Knowledge.
          In this Agreement, the phrase “to the knowledge of” or other similar phrases mean, with respect to Skynet, to the actual knowledge, after reasonable inquiry, of Michael B. Targoff, Richard J. Townsend, Laurence D. Atlas, Avi Katz, Richard Currier, Michael Santoro and Jeffrey Stine; and in respect of Holdco, to the actual knowledge, after reasonable inquiry, of Derek Murphy or James Pittman.
ARTICLE II.
ACQUISITION AND TRANSFER OF THE TRANSFERRED PROPERTY;
ASSUMPTION OF LIABILITIES
     2.1. Closing.
          (a) The closing of the acquisition and transfer of the Transferred Property and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019 on the date (the “Closing Date”) occurring upon the later of:
               (i) the date on which the Telesat Closing occurs, provided that all of the conditions set forth in Article V are satisfied or waived; and
               (ii) the third (3rd) Business Day following the date on which all of the conditions set forth in Article V are satisfied or waived.
          (b) At the Closing:
               (i) Holdco shall deliver, or cause to be delivered, to Skynet:
                    (A) duly executed and issued certificates representing the Transfer Shares;
                    (B) any cash payments required to be made by Holdco and/or PSP at the Closing pursuant to Section 2.5(a)(iii) and Section 1.1(a) of the Ancillary Agreement, by wire transfer of immediately available funds to the bank account or accounts designated by Skynet in writing not less than three (3) Business Day prior to the Closing Date;
                    (C) certificates signed by a duly authorized officer of Holdco certifying to the effect that each of the conditions specified in Sections 5.3(a) and 5.3(b) have been satisfied in all respects;
                    (D) the Assignment and Assumption Agreement, duly executed by Holdco;
                    (E) the Bill of Sale, duly executed by Holdco.
               (ii) Skynet shall deliver, or cause to be delivered, to Holdco:

                    (A) any cash payments required to be made by Parent at the Closing pursuant to Sections 2.5(b) and Section 1.1(b) of the Ancillary Agreement, by wire transfer of immediately available funds to the bank account or accounts designated by Holdco in writing not less than three (3) Business Day prior to the Closing Date;
                    (B) certificates signed by a duly authorized officer of Skynet certifying to the effect that each of the conditions specified in Sections 5.2(a) and 5.2(b) have been satisfied in all respects;
                    (C) the Assignment and Assumption Agreement, duly executed by Skynet; and
                    (D) the Bill of Sale, duly executed by Skynet,
                    (E) copies of resolutions, certified by the Secretary of each of the Parent and Skynet as to the authorization (as applicable) of the Transaction Agreements and all of the transactions contemplated thereby;
                    (F) affidavit of non-foreign status of Skynet that complies with section 1445 of the Code;
                    (G) evidence of the termination of each Terminated Contract;
                    (H) evidence of the release of all Liens described in clause (e) of the definition of Permitted Liens on the Transferred Property; and
                    (I) evidence that the “Telstar-11 Loan” identified in Section 3.1(w) of the Skynet Disclosure Letter has been capitalized to equity of Skynet.
2.2. Transfer of Transferred Property.
          Subject to the terms and conditions herein set forth, Skynet shall convey, transfer, assign and deliver to Holdco, and Holdco shall acquire and accept from Skynet, on the Closing Date, all right, title and interest of Skynet in, to and under the Transferred Property, wherever located, free and clear of all Liens other than Permitted Liens (but excluding the Liens described in clause (e) of the definition of Permitted Liens).
2.3. Subsequent Actions.
          (a) Skynet shall, at any time and from time to time after the Closing Date, upon the request of Holdco, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, all such further deeds, assignments, transfers and conveyances as may be reasonably required for the better assigning, transferring, granting, conveying and confirming to Holdco or its successors and assigns, or for aiding and assisting in collecting and reducing to possession, any or all of the Transferred Property. Effective as of the Closing Date, Skynet hereby constitutes and appoints Holdco and any of its successors and assigns as the true and lawful attorney-in-fact of Skynet with full power of substitution in the name of Holdco or in the name of Skynet but for the benefit of Holdco (i) to collect for the account of Holdco all

Accounts Receivable constituting Transferred Property and any other item of Transferred Property and (ii) to institute and prosecute all proceedings which Holdco may in its sole discretion deem proper in order to collect such Accounts Receivable or to assert or enforce any right, title or interest in, to or under the Transferred Property and to defend or compromise any and all actions, suits or proceedings in respect of any of the Transferred Property. Holdco shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof.
          (b) Notwithstanding anything to the contrary contained in this Agreement, no Contract or Contract Right shall be assigned to Holdco hereunder contrary to applicable Law or the terms of such Contract or Contract Right and, with respect to Contracts and Contract Rights that cannot be assigned to Holdco at the Closing as contemplated hereby, the performance obligations of Skynet thereunder shall, unless not permitted by the terms of such Contract or Contract Right, be deemed to be subleased or subcontracted to Holdco until such Contract or Contract Right has been assigned as contemplated by this Agreement. Holdco shall reasonably assist Skynet in obtaining any necessary approvals to such subleases and subcontracts. Skynet shall use its commercially reasonable efforts to obtain all necessary consents and Holdco shall take all necessary actions to perform and complete all Contracts and Contract Rights intended to be assigned under this Agreement in accordance with their terms if neither assignment, subleasing nor subcontracting is permitted by any relevant other party thereto. Following the Closing, with regard to any Contract or Contract Right with respect to which any necessary approvals to the assignment, subleasing or subcontracting thereof as contemplated by this Section 2.3(b) shall have not been obtained, effective as of the Closing, Skynet hereby constitutes and appoints Holdco and any of its successors and assigns as the true and lawful attorney-in-fact of Skynet with full power of substitution in the name of Skynet or Holdco, but on behalf and for the benefit of Holdco, solely to act for Skynet in performing its obligations and exercising its rights under such Contracts and Contract Rights, but only to the extent that such delegation of duties and exercise of rights may be made without violation thereof or applicable Law. In such capacity, Holdco shall retain all benefits resulting from such performance of obligations and exercise of rights and it shall pay all amounts due from Skynet under such Contracts and Contract Rights from and after the Closing and shall perform all of Skynet’s obligations thereunder or in respect thereof from and after the Closing.
     2.4. Assumption of Liabilities.
          From and after the Closing, Holdco shall assume and Holdco hereby agrees to pay, perform and discharge when due, the Assumed Liabilities. Holdco shall not assume or be liable hereunder for any Excluded Liabilities.
     2.5. Transfer Consideration.
          (a) In consideration for the transfer and conveyance at the Closing (or thereafter pursuant to Section 2.3) of the Transferred Property (which shall be deemed to have a value for purposes of determining the amount of transfer consideration under this Agreement (the “Transferred Property Value”) equal to $839,057,500 minus the Sale Assets Purchase Price, which amounts shall be translated into Canadian dollars, at the Agreed Exchange Rate) and the Final Adjustment Amount, Holdco shall:

               (i) issue to Skynet:
                    (A) such number of Holdco Common Shares as shall equal 33 1/3% of all Holdco Common Shares and Holdco Preferred Shares that are outstanding immediately after the Closing;
                    (B) such number of Holdco Non-Voting Preferred Shares as shall, when aggregated with the Holdco Common Shares to be acquired by Skynet, equal 64% of all Holdco Common Shares and Holdco Preferred Shares that are outstanding immediately after the Closing;
               (ii) assume the obligation to pay $126,000,000 of the principal amount of the Senior Notes or Redemption Facility, whichever is then outstanding as of the Closing; and
               (iii) pay or cause to be paid to Skynet any positive Estimated Adjustment Amount set forth in the Estimated Adjustment Schedule as contemplated by Section 1.1(a) of the Ancillary Agreement.
          (b) If the Estimated Adjustment Amount set forth in the Estimated Adjustment Schedule is a negative number, Parent will pay such amount, or cause such amount to be paid, to Holdco and/or PSP as contemplated by Section 1.1(b) of the Ancillary Agreement.
2.6. Final Adjustment Amount.
          (a) The “Final Adjustment Amount” is the amount, positive or negative, equal to the difference (expressed and payable in C$) obtained by subtracting from the sum of the Transferred Property Value, the Total Hedging Differential, the Pension Adjustment Amount (which amount shall be expressed in Canadian dollars at the Agreed Exchange Rate) and the amount of the Interim Taxes (which amount shall be expressed in Canadian dollars at the Agreed Exchange Rate), the sum of:
               (i) the product of 1.88767 and the PSP Common Equity Amount;
               (ii) C$146,607,300 (being $126,000,000 translated into US$ at the Agreed Exchange Rate), but only if either the Senior Notes or the Redemption Facility is outstanding immediately prior to the Closing; and
               (iii) any T-11N Adjustment Amount, translated into C$ at the Agreed Exchange Rate.
          (b) “Agreed Exchange Rate” means the rate of 1.16355 Canadian dollars per U.S. dollar.
          (c) “Closing Date Exchange Rate” means the rate at which $1 is exchangeable for C$1, quoted as the mid-point price by Bloomberg, as of the close of business in Toronto and New York on the Closing Date.

          (d) “Provisional Exchange Rate” means the rate at which $1 is exchangeable for C$1, quoted as the mid-point price by Bloomberg, as of the close of business in Toronto and New York on the fifth Business Day prior to the Closing Date.
          (e) “PSP Common Equity Amount” means the excess of (i) the total amount funded by PSP under the PSP Subscription Agreement as of the Telesat Closing (expressed in Canadian dollars) over (ii) $150,000,000 translated into Canadian dollars at the Closing Date Exchange Rate.
          (f) “T-11N Adjustment Amount” means the excess, if any, of $130,000,000 over the aggregate costs incurred by Skynet in connection with the construction, launch and insurance of T-11N through the Closing Date, as set forth in Skynet’s financial statements for the month immediately preceding the month in which the Closing Date occurs and as adjusted for all such costs incurred by Skynet through the Closing Date.
          (g) “Total Hedging Differential” means the sum of the Tranche Differentials. For purposes of clarity, an example of the calculation of the Total Hedging Differential is attached hereto as Exhibit 2.6(g).
          (h) “Tranche Differential” means for each Tranche, Parent’s proportionate share of such Tranche, multiplied by the Tranche Differential Rate.
          (i) “Tranche Differential Rate” means, as to any Tranche, the difference between the exchange rate obtained by Parent and the exchange rate obtained by PSP in respect of such Tranche, as determined in accordance with Section 4.20 hereof, and which amount shall be (i) positive, if the exchange rate obtained by Parent in respect of the applicable Tranche is greater than the exchange rate obtained by PSP in respect of the same Tranche, (ii) negative, if the exchange rate obtained by Parent in respect of the applicable Tranche is less than the exchange rate obtained by PSP in respect of the same Tranche, or (iii) zero, if the exchange rate obtained by Parent in respect of the applicable Tranche is the same as the exchange rate obtained by PSP.
          (j) “Transfer Shares” means shares of Holdco Common Shares and Holdco Non-Voting Preferred Shares issued pursuant to Section 2.5(a)(i).
     2.7. Determination of Estimated Adjustment Amount, Final Adjustment Amount and Actual Interim Taxes Due.
          (a) Not less than two (2) Business Days prior to the Closing Date, Skynet shall deliver to Holdco a schedule (the “Estimated Adjustment Schedule”) setting forth Skynet’s calculation of its good faith estimate (made using the best information reasonably available to Skynet and/or Parent at such time) of: (i) the Final Adjustment Amount, calculated using the Provisional Exchange Rate in place of the Closing Date Exchange Rate (“Estimated Adjustment Amount”); and (ii) the Interim Taxes other than such Taxes that Holdco causes the Subsidiaries of Skynet to pay pursuant to Section 4.10(c) (the “Estimated Interim Taxes Due”). For the avoidance of doubt, the Estimated Adjustment Amount and the Estimated Interim Taxes Due set forth in the Estimated Adjustment Schedule shall be deemed to be the Final Adjustment

Amount and the Actual Interim Taxes Due, respectively, for the purposes of the Closing, subject to the post-Closing adjustments set forth in this Section 2.7.
          (b) As soon as practicable, but in no event later than 30 Business Days after the Closing Date, Holdco shall deliver to Skynet a schedule (the “Proposed Final Adjustment Schedule”) setting forth Holdco’s good faith calculation (made using the best information reasonably available to Holdco at such time) of: (i) the Final Adjustment Amount (calculated excluding the Actual Interim Taxes Due), calculated using Closing Date Exchange Rate (“Proposed Final Adjustment Amount”); and (ii) the Actual Interim Taxes Due. For the avoidance of doubt, in the event that Holdco fails for any reason whatsoever to deliver the Proposed Final Adjustment Schedule to Skynet within 30 Business Days after the Closing Date, the Estimated Adjustment Amount and the Estimated Interim Taxes Due set forth in the Estimated Adjustment Schedule shall be deemed to be the Final Adjustment Amount and the Actual Interim Taxes Due, respectively, for all purposes under this Agreement.
          (c) Skynet shall have a period of 30 Business Days following its receipt of the Proposed Final Adjustment Schedule to notify Holdco of any disagreements that Skynet may have with respect to Holdco’s calculations of the Final Adjustment Amount (calculated excluding the Actual Interim Taxes Due) and/or the Actual Interim Taxes Due set forth in the Proposed Final Adjustment Schedule (it being understood that, in the event that Skynet fails for any reason whatsoever to so notify Holdco of any such disagreement within 30 Business Days after Skynet’s receipt of the Proposed Final Adjustment Schedule, the Final Adjustment Amount (calculated excluding the Actual Interim Taxes Due) and the Actual Interim Taxes Due set forth in the Proposed Final Adjustment Schedule shall be deemed to be the Final Adjustment Amount (calculated excluding the Actual Interim Taxes Due) and the Actual Interim Taxes Due, respectively, for all purposes under this Agreement). During such 30-Business Day period, Skynet may request, and Holdco shall provide to Skynet and its accountants and other representatives, upon reasonable notice, reasonable access during normal business hours to, or copies of, as Skynet or such accountants and other representatives shall reasonably request, the information (including the books and records of Holdco and its Subsidiaries), data and work papers used in connection with the preparation of the Proposed Final Adjustment Schedule and/or the calculations set forth therein, and will make Holdco’s and its Subsidiaries’ personnel and accountants available to Skynet and its accountants and other representative to discuss any such information, data or work papers. In the event that Skynet timely notifies Holdco of any disagreement with the Proposed Final Adjustment Schedule or any of the calculations set forth therein, Holdco and Skynet shall negotiate in good faith to resolve such disagreement. If within 15 Business Days after the commencement of such good faith negotiations, Holdco and Skynet are unable to resolve such disagreement, either Holdco or Skynet shall have the right to submit the determination for resolution pursuant to Section 1.2(a) of the Ancillary Agreement.
          (d) Upon the final determination of the Final Adjustment Amount, the amount payable in respect of such finally determined Final Adjustment Amount shall be paid as provided in Section 1.2(b) of the Ancillary Agreement.

     2.8. MAE Adjustment.
          (a) In the event that the Business shall have experienced or suffered a Business Material Adverse Effect between September 30, 2006 and the Closing Date, following the Closing Parent shall pay to Holdco a cash amount equal to diminution in the value (if any) of the Business constituting such Business Material Adverse Effect, after taking into account any insurance proceeds paid or payable to Holdco or any of its respective Subsidiaries in respect thereof (such diminution in value, as agreed by the parties or determined pursuant to Section 2.8(c), if any, expressed in Canadian dollars at the Agreed Exchange Rate, the “MAE Adjustment Amount”); provided, however, that Parent shall only be obligated to pay the MAE Adjustment Amount in cash if it has or could reasonably acquire the financial resources to do so through the use of its commercially reasonable efforts, but for the avoidance of doubt, without any obligation to (i) sell any of its assets, (ii) incur any Lien on its direct or indirect equity interests in SS/L or any of its Subsidiaries or (iii) cause SS/L or any of its Subsidiaries to borrow, give any security for or guarantee any Obligation.
          (b) To the extent the MAE Adjustment Amount is not settled in cash pursuant to Section 2.8(a) and, if applicable, Section 2.1 of the Ancillary Agreement, it shall be settled: (i) first, by reduction of the number of the Holdco Non-Voting Preferred Shares issued to Skynet by an amount equal to (A) C$10, divided into (B) the MAE Adjustment Amount, until such number of Holdco Non-Voting Preferred Shares is reduced to zero; and (ii) second, after the number of Holdco Non-Voting Preferred Shares is reduced to zero per the immediately preceding clause (i), and to the extent that, after giving effect to such adjustment, any portion of the MAE Adjustment Amount shall have not been satisfied, then by reduction of the number of Holdco Common Shares by an amount equal to (A) C$10, divided into (B) such unsatisfied portion of the MAE Adjustment Amount, provided that in no case shall the number of Holdco Common Shares be reduced hereby to less than one.
          (c) If Holdco notifies Skynet that a Business Material Adverse Effect has occurred, Skynet and Holdco shall negotiate in good faith to agree upon whether or not such event has occurred, and, if so, the amount of the MAE Adjustment Amount in respect thereof. If Skynet and Holdco are unable or otherwise fail to so agree within 30 days after the commencement of such negotiations, Skynet or Holdco may, upon written notice to the other, refer the determination for resolution pursuant to Section 2 of the Ancillary Agreement.
          (d) For the avoidance of doubt, it is understood and agreed that the occurrence of a Business Material Adverse Effect shall not relieve the parties of their respective obligations to consummate the transactions contemplated hereby. Without limiting, and in furtherance of, the foregoing, if at the time that all the conditions to the Closing shall have been satisfied or waived, Skynet and Holdco shall have not yet reached agreement as to the MAE Adjustment Amount under this Section 2.8 or, if the determination has been referred to an arbitrator pursuant to Section 2 of the Ancillary Agreement, such arbitrator has not yet rendered its decision, the parties agree that the Closing shall nevertheless proceed and Holdco shall pay and deliver (as applicable) to Skynet the consideration in the respect of the Transferred Property set forth in Section 2.5 without any reduction or setoff in respect of such Business Material Adverse Effect, it being understood that such consideration shall remain subject to adjustment after the Closing as set forth in this Section 2.8.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES
     3.1. Representations and Warranties of Skynet.
          Except as disclosed in the Skynet Disclosure Letter, Skynet hereby represents and warrants to Holdco as of the date hereof and, except as disclosed in the Skynet Disclosure Letter and/or as affected by the execution or performance of the Transaction Agreements or the Share Purchase Agreement, Skynet hereby represents and warrants to Holdco as of the Closing Date as follows, and acknowledges that Holdco is relying upon such representations and warranties in entering into this Agreement and the Asset Purchase Agreement and the transactions contemplated hereby:
          (a) Corporate Organization and Qualification. Skynet is a corporation validly existing and in good standing under the laws of Delaware. Each Subsidiary of Skynet is validly existing under the laws of its jurisdiction of incorporation or organization, and (i) each such Subsidiary that is set forth in Section 3.1(a) of the Skynet Disclosure Letter and designated as an operating Subsidiary is in good standing under the laws of its jurisdiction of incorporation or organization, and (ii) each such other Subsidiary is in good standing under the laws of its jurisdiction of incorporation or organization, except where the failure of such Subsidiary to be in good standing under the laws of its jurisdiction of incorporation or organization would not reasonably be expected to have a Business Material Adverse Effect. Each of Skynet and its Subsidiaries is in good standing and duly registered, licensed or qualified as a foreign corporation or other entity in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it requires such registration, license or qualification, except where the failure to so be in good standing and duly registered, licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or a Skynet Material Adverse Effect. Each of Skynet and its material Subsidiaries has the corporate power and capacity to own its properties and assets and to carry on its business as currently conducted.
          (b) Subsidiaries. Section 3.1(b) of the Skynet Disclosure Letter sets forth a true, correct and complete list of the Subsidiaries of Skynet, the percentage of each class of shares or other ownership interests in the capital of Subsidiaries owned directly or indirectly by Skynet, and the jurisdiction of incorporation, formation or organization of each such Subsidiary. Other than as set forth in Section 3.1(b) of the Skynet Disclosure Letter or as contemplated by the Transaction Agreements, Skynet does not own and does not have any agreements of any nature pursuant to which Skynet is obligated to acquire, directly or indirectly, any shares in the capital of or other equity or proprietary interest in any other Person.
          (c) Corporate Authority. Each of Parent and Skynet has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver the Transaction Agreements to which it is a party and to consummate the transactions contemplated thereby. This Agreement and the Asset Purchase Agreement have each been duly executed and delivered by each of Parent and Skynet and, assuming the due authorization, execution and delivery hereof by Holdco, constitute a legal, valid and binding obligation of the

Parent and Skynet, enforceable against the Parent and Skynet in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and the availability of equitable remedies (provided that such exception shall not apply to any limitation of such enforcement resulting from the Bankruptcy Cases). Without limiting, and in furtherance of, the foregoing, the approval of the stockholders of Parent is not required in order for Skynet to consummate the transactions contemplated by the Transaction Agreements. The stockholder of Skynet has approved and consented to, in accordance with applicable Delaware law, the transactions contemplated by this Agreement and the Asset Purchase Agreement.
          (d) Filings and Approvals. Other than the Transaction Approvals and the Third Party Consents, no notices, reports or other filings, and no consents, registrations, approvals, permits or authorizations, are required to be made or obtained by Parent, Skynet or Buyer with or from any Governmental Entity or any other Person in connection with the execution and delivery of this Agreement or the Asset Purchase Agreement or the consummation of the transactions contemplated by this Agreement or the Asset Purchase Agreement, except where the failure to make or obtain any or all of which would not reasonably be expected to have a Business Material Adverse Effect or a Skynet Material Adverse Effect.
          (e) No Violation. The execution and delivery by each of Parent and Skynet of the Transaction Agreements to which it is a party do not, and, subject to the Transaction Approvals and the Third Party Consents being obtained, the consummation by Parent, Skynet and Buyer of the transactions contemplated by the Transaction Agreements will not, constitute or result in (i) a breach or violation of, or a default under, the articles, by-laws or the comparable governing instruments of any of Parent, Skynet or Buyer or any of their respective Subsidiaries, (ii) a breach or violation of, a default under, the triggering of any payment or other material obligation pursuant to, the acceleration of (with or without the giving of notice or the lapse of time) any provision of any Material Contract or any material Contract to which either Buyer or Parent is a party, (iii) a breach or violation of any Law to which Parent or Skynet or any Subsidiary of Skynet is subject, (iv) any change in the rights or obligations of Skynet or Buyer or any of their respective Subsidiaries under any Material Contract, or under any Permit that is material to Skynet, Buyer or the Business or (v) the creation of any Lien or the forfeiture of any asset of Skynet or any of its Subsidiaries, except in the case of the immediately preceding clauses (ii) through (v) for such breaches, violations, defaults, accelerations or changes that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or a Skynet Material Adverse Effect.
          (f) Compliance with Laws. The Business has been, and is being, conducted, in all material respects, in compliance with all Laws applicable to the Business. Other than Tax audits in the ordinary course, no investigation or review by any Governmental Entity with respect to the Business, Skynet or any Subsidiary of Skynet is pending or, to the knowledge of Skynet, threatened. Skynet and/or one or more of its Subsidiaries hold or have the right to use, or other access to, all orbital slot authorizations for each of the Skynet Satellites required to operate the Business as currently conducted in all material respects. Each of Skynet and its Subsidiaries has and is in compliance with all permits, licenses, franchises, variances, exemptions, registrations, regulatory decisions, mandatory policies, procedures and standards, orders and other governmental authorizations, consents and approvals (collectively, “Permits”), including ITU regulations and other international treaties or agreements, necessary to operate the Skynet Satellites and to conduct the Business as currently conducted, except for those the absence of or non-compliance with which would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or Skynet Material Adverse Effect. To the knowledge of Skynet, there has occurred no material violation of, material default under, or event giving to any Person any right of termination, amendment or cancellation of any Permit material to the Business. Neither Skynet nor any of its Subsidiaries nor Parent has received notice of any revocation or modification of any Permit, except for revocations or modifications which have not had, and would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or a Skynet Material Adverse Effect. Skynet is eligible to hold, and is in material compliance with the terms of, the earth station licenses which relate to the Major Stations and the space station authorizations set forth in Section 3.1(f) of the Skynet Disclosure Letter (the “Business Radio Licenses”).
          (g) Financial Statements. The consolidated balance sheets included in the Financial Statements fairly present, in all material respects, the consolidated financial position of Skynet and its Subsidiaries as of their respective dates, and the consolidated statements of operations and cash flows included in the Financial Statements fairly present, in all material respects, the consolidated results of operations and cash flows, as the case may be, of Skynet and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP as in effect for such periods.
          (h) No Undisclosed Liabilities. Skynet and its Subsidiaries have no liabilities or obligations of any nature, whether or not accrued, absolute, contingent, liquidated or unliquidated or otherwise, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, arising out or relating to the Business, except for (i) liabilities identified in the Financial Statements, (ii) liabilities related to the transactions contemplated by the Transaction Agreements and the Share Purchase Agreement, and (iii) liabilities incurred since September 30, 2006, which have not had and would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
          (i) Absence of Certain Changes. Except in connection with the consummation of the transactions contemplated by the Share Purchase Agreement and the Transaction Agreements, since September 30, 2006, each of Skynet and its Subsidiaries has conducted the Business only in, and has not engaged in any material transaction in connection with the Business other than according to, the Ordinary Course of Business and there has not been (i) any event or change in the conduct of the Business which has had or would reasonably be expected to have a Business Material Adverse Effect or a Skynet Material Adverse Effect; or (ii) any action taken of the type described in Section 4.1 that, had such action occurred following the date hereof, would constitute a material breach of such Section 4.1.
          (j) Litigation. There are no civil, criminal, administrative or regulatory actions, suits, claims, hearings, investigations, or occupational health and safety or other proceedings (collectively, “Actions”) pending or, to the knowledge of Skynet, threatened against the Business or Skynet or any of its Subsidiaries that, individually or in the aggregate, if determined or resolved adversely to Business or Skynet or any of its Subsidiaries in accordance with the demands of plaintiffs, would reasonably be expected to have a Business Material Adverse Effect or a Skynet Material Adverse Effect.
          (k) Employee Benefits. Section 3.1(k) of the Skynet Disclosure Letter sets forth a complete and accurate list of each Benefit Plan and Skynet has made available to Holdco a complete and accurate copy of each such Benefit Plan. With respect to each Benefit Plan listed on Section 3.1(k) of the Skynet Disclosure Letter and that is not identified as an Excluded Property, adequate provision has been made in the Financial Statements for all material accrued liabilities of Skynet and its Subsidiaries in respect of such Benefit Plan. Each Benefit Plan has been established, registered and has been funded (if required), invested, maintained and administered in all material respects in compliance with its terms and all applicable Laws. In respect of the Pension Plan, no event has occurred which would reasonably be expected to entitle or authorize any Person to terminate or require the termination of the Pension Plan, in whole or in part, or which would reasonably be expected to materially and adversely affect the tax status of the Pension Plan. All material contributions or premium payments required to have been made under the terms of the Benefit Plans or by applicable Law have been timely made or reflected in the Financial Statements.
          (l) Brokers and Finders. Neither Skynet nor any of its Affiliates nor any of its or their respective officers or employees has incurred any liability for any brokerage fees, commissions or finders fees to any broker or finder employed or engaged thereby in connection with the transactions contemplated by the Transaction Agreements for which Holdco or any of its Affiliates (excluding Skynet and, prior to the Closing, the Subsidiaries of Skynet) would be liable other than as contemplated by the Investors Letter Agreement.
          (m) Tax Matters.
               (i) Solely with respect to any taxable period (or a portion thereof) that commenced before January 1, 2007, each of the Transferred Subsidiaries has filed (or joined in the filing of) all material Tax Returns required to have been filed by it or on behalf of it in all applicable jurisdictions, and has paid all material Taxes due and payable by it (whether or not shown on any Tax Return) and has paid all material assessments and reassessments received in respect of Taxes. There are no material assessments, reassessments, audits, actions, suits or other proceedings or investigations or claims in progress, pending or, to the knowledge of Skynet, threatened against the Business or any of the Transferred Subsidiaries in respect of any Taxes.
               (ii) To the knowledge of Skynet, Skynet, with respect to the Business and each of the Transferred Subsidiaries, has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has timely withheld and paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid under all applicable Laws, including any material Taxes in connection with any amounts paid or owing to any present or former employee, officer, director, independent contractor, creditor, stockholder or any other third party.

               (iii) No Transferred Subsidiary has ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes, other than a group of which Parent or its Subsidiary is the common parent.
               (iv) None of the Transferred Subsidiaries has any material liability for Taxes of any other person (other than any of the Parent and its Subsidiaries) by reason of (a) a combined, unitary or consolidated Tax obligation such as Treasury Regulation Section 1.1502-6 (or any predecessor or successor thereof or any similar provision of state, local, or foreign law), or (b) contract, assumption, transferee or successor liability, or otherwise.
               (v) None of the Transferred Subsidiaries or anyone on its behalf has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
               (vi) Skynet has made available to PSP and Holdco (1) all income Tax Returns with respect to the Business and all Tax Returns of the Transferred Subsidiaries for all taxable periods ending on or after December 31, 2005, (2) any audit report issued within the last two years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of any of the Transferred Subsidiaries or of Skynet with respect to the Business, and (3) all material ruling requests, private letter rulings, closing agreements and settlement agreements sent to or received by Skynet with respect to the Business or any of the Transferred Subsidiaries relating to Taxes that are currently in effect.
               (vii) Each of the Transferred Subsidiaries has the entity classification, for U.S. federal Tax purposes, as set forth in this Section 3.1(m)(vii) of the Skynet Disclosure Letter.
               (viii) Solely with respect to any taxable period (or a portion thereof) that commenced on or after January 1, 2007:
                    (A) Skynet and each of its Transferred Subsidiaries has timely (including pursuant to a valid extension) filed (or joined in the filing of) all Tax Returns required to have been filed by it or on behalf of it in all applicable jurisdictions, and has timely (including pursuant to a valid extension) paid all material Taxes due and payable by it (whether or not shown on any Tax Return) and has timely paid all material assessments and reassessments received in respect of Taxes.
                    (B) None of the Transferred Subsidiaries or any Person on their behalf (1) has requested, executed or filed with any Governmental Entity (x) any agreement extending the period for payment, assessment, reassessment or collection of any material Taxes or (y) any extension of time within which to file any material Tax Return or have been granted such extension of time which is currently in effect with respect to which material Tax Returns have not yet been filed, or (2) is party to any written agreement providing for sharing, allocation or material indemnity obligations with respect to Taxes, Tax losses or Tax refunds..
                    (C) To the knowledge of Skynet, no event, transaction, act or omission has occurred that would reasonably be expected to result in any of the Transferred

Subsidiaries being liable to pay any material Tax, as transferees, successors or otherwise, that is attributable to any other Person.
                    (D) Except to the extent that the Tax impact has been reflected in the Financial Statements (and subject to the effects of any transactions occurring in the Ordinary Course of Business after the dates thereof), none of the Transferred Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (1) prepaid amounts received on or prior to the Closing Date unless such amounts are reflected as deferred revenue, customer deposits, prepayments or other credit accounts (or as reductions in debit accounts) on such Financial Statements (subject to the effects of any transactions occurring in the Ordinary Course of Business after the dates thereof); (2) agreement with a taxing authority executed on or prior to the Closing Date; (3) installment sale or any transaction the book income from which is realized on or prior to the date hereof; or (4) change in method of accounting for a Pre-Closing Tax Period, except where such change is made by Holdco or any such Transferred Subsidiary after the Closing Date.
                    (E) No issue has been raised in writing by any Governmental Entity in any current or prior examination of any of the Transferred Subsidiaries that, by application of the same or similar principles, would reasonably be expected to result in a material proposed deficiency of Holdco or of a Transferred Subsidiary for any subsequent taxable period.
                    (F) None of the Transferred Subsidiaries is subject to any private letter ruling of the IRS or comparable written rulings of any other Governmental Entity.
                    (G) To the knowledge of Skynet, no Transferred Subsidiary has a permanent establishment in any country other than the country in which it was organized or incorporated.
                    (H) None of the Transferred Subsidiaries is currently a party to any contract, agreement, plan or other arrangement that, individually or collectively, could give rise to the payment of any material amount, which would not be deductible by such Transferred Subsidiary, by reason of Section 162(m) or Section 280G of the Code or would be subject to withholding under Section 4999 of the Code.
                    (I) None of the Transferred Subsidiaries will be required to include any item in its taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any intercompany transaction or “excess loss account”, within the meaning of United States Treasury Regulation Sections 1.1502-13 and 1.1502-19, respectively (or any corresponding or similar provision of state or local Law) that occurred or existed prior to the Closing Date.
                    (J) None of the Transferred Property or the Sale Assets, including any assets of the Transferred Subsidiaries, is a “taxable Canadian property” within the meaning of subsection 248(1) of the ITA.

               (ix) Notwithstanding any other representation or warranty herein, the representations and warranties contained in this Section 3.1(m) constitute the sole representations and warranties of Skynet relating to any Tax, Tax Return or Tax matter.
          (n) Title to Assets; Sufficiency of Assets.
               (i) Other than the Leased Satellite, Skynet and/or one or more of its Subsidiaries is the owner of all of its respective assets (and interests in assets) which are of material importance to the operation of the Business, with good and valid title thereto, free and clear of any Liens other than Permitted Liens. No Affiliate of Skynet other than one or more of its Subsidiaries owns any operational assets that are used in the Business.
               (ii) The Transferred Property and the Sale Assets, collectively, are sufficient to operate the Business in all material respects in the manner that it is currently conducted.
          (o) Real Property.
               (i) Section 3.1(o)(i) of the Skynet Disclosure Letter sets forth a complete and accurate list of (A) all real property owned by Skynet and its Subsidiaries (the “Owned Real Property”) and (B) all real property leased or subleased by Skynet and its Subsidiaries, as tenant (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), in each case that is material to the operation of the Business as currently conducted or that is material to Skynet. The Real Property constitutes all of the real property owned, leased or occupied by Skynet and its Subsidiaries which is material to the operation of the Business and none of the Owned Real Property is leased to any Person.
               (ii) With respect to the Leased Real Property:
                    (A) there are no Leases granting to any Person other than Skynet or its Subsidiaries, as applicable, any rights to use a material portion of the Leased Real Property;
                    (B) each Lease that is material to the operations of the Business is legal, valid, binding, enforceable and in full force and effect against Skynet or its Subsidiary party thereto, and to the knowledge of Skynet, against the other party thereto, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and the availability of equitable remedies (provided that such exception shall not apply to any limitation of such enforcement resulting from the Bankruptcy Cases); and
                    (C) all rent and other sums and charges payable by Skynet or any of its Subsidiaries, as the case may be, as tenant under each Lease are current, no material notice of default or termination under any such Lease is outstanding, no termination event or condition or uncured default on the part of Skynet or any of its Subsidiaries, as the case may be, or to the knowledge of Skynet, the landlord, exists under any Lease, and no event has occurred and no condition exists which, with the giving of notice or the lapse of time or both, would constitute such a default or termination event or condition, in each case except as would not reasonably be expected to have a Business Material Adverse Effect.

          (p) Skynet Satellites.
               (i) Subject to applicable Law (including the Export Control Laws), Section 3.1(p)(i) of the Skynet Disclosure Letter sets forth a complete and accurate list of the single satellite leased by Skynet and its Subsidiaries (the “Leased Satellite”) and the satellites owned by Skynet and its Subsidiaries (the “Owned Satellites” and, collectively with the Leased Satellite, the “Skynet Satellites”), by orbital location, listing the number and type of transponders thereon.
               (ii) Subject to applicable Law (including the Export Control Laws), Skynet has made available to Holdco true and correct copies of the “Health Status Reports” relating to the Skynet Satellites, each as prepared by or on behalf of Skynet (collectively, the “Health Status Reports”). Skynet has no knowledge of any spacecraft-related incidents or anomalies that have been experienced by any of the Skynet Satellites that are not disclosed in the Health Status Reports.
               (iii) Subject to applicable Law (including the Export Control Laws), Section 3.1(p)(iii) of the Skynet Disclosure Letter contains (A) a true and complete summary as of the date hereof (and as of the Closing Date, with respect to the updated Section 3.1(p)(iii) of the Skynet Disclosure Letter provided to Holdco pursuant to Section 4.27(a)), by orbital location, of the status of frequency registration at the International Telecommunication Union (“ITU”), made on behalf of Skynet or any Subsidiary, including the status with respect to each orbital location hosting a Skynet Satellite, including ITU advance publication information, ITU coordination request, ITU notification requests and ITU Resolution 49 information, reference numbers and publication dates, and the identity of the sponsoring administration, (B) the dates Skynet’s and each Subsidiary’s (as applicable) ITU rights at each orbital location for which corresponding frequency assignments have not been brought into use would expire, and (C) a true and complete list, as of the date hereof (and as of the Closing Date, with respect to the updated Section 3.1(p)(iii) of the Skynet Disclosure Letter provided to Holdco pursuant to Section 4.27(a)), of all material satellite intersystem coordination agreements to which Skynet or any of its Subsidiaries is a party. Skynet has no knowledge of any material and significant conflicting claim(s) with respect to its rights to use frequency assignment(s) described in its ITU filings at any such orbital location(s) that reasonably would be expected to restrict or otherwise adversely affect Holdco’s ability to operate the Skynet Satellite(s) on such frequency assignment(s) at such location(s), in each case except as would not reasonably be expected to have a Business Material Adverse Effect. For purposes of this subsection, the mere existence of superior ITU filings at or adjacent to the orbital locations of the Skynet Satellites shall not be deemed material and significant conflicting claims with respect to Skynet’s right to use the frequency assignment(s) described in its ITU filings.
               (iv) Subject to applicable Law (including the Export Control Laws), Section 3.1(p)(iv) of the Skynet Disclosure Letter sets forth a complete and accurate list as of the date hereof (and as of the Closing Date, with respect to the updated Section 3.1(p)(iv) of the Skynet Disclosure Letter provided to Holdco pursuant to Section 4.27(a)) of all (A) telemetry, tracking and control stations and (B) receive and transmit stations that provide multiple broadcast and/or business network services (collectively, the “Major Stations”). As of date hereof (and as of the Closing Date, with respect to the updated Section 3.1(p)(iv) of the Skynet

Disclosure Letter provided to Holdco pursuant to Section 4.27(a)), no ground station or other facility provides telemetry, tracking and control for a Skynet Satellite other than those Major Stations specifically identified as providing such services. The improvements to each Major Station and all components used in connection therewith are (1) operational and are suitable for their intended purposes and (2) supported by a back-up generator capable of generating power sufficient to meet the requirements of the operations conducted at the Major Station, in each case, in all material respects.
               (v) To the knowledge of Skynet, no other radio communications facility is causing ongoing or chronic material harmful interference to the transmissions from or the receipt of signals by any Skynet Satellite, thereby materially impairing the ability of Skynet or a Subsidiary to provide service in the ordinary course of the Business.
               (vi) With respect to the Leased Satellite:
                    (A) the Lease therefor is legal, valid, binding and enforceable and in full force and effect, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and the availability of equitable remedies (provided that such exception shall not apply to any limitation of such enforcement resulting from the Bankruptcy Cases); and
                    (B) all fees and other sums payable by Skynet or any of its Subsidiaries as lessee under such Lease are current, no material notice of default or termination under such Lease is outstanding, no termination event or condition or uncured default on the part of Skynet or any of its Subsidiaries or, to the knowledge of Skynet, the lessor, exists under such Lease, and no event has occurred and no condition exists which, with the giving of notice of the lapse of time or both, would constitute such default or termination event or condition, in each case except as would not reasonably be expected to have a Business Material Adverse Effect.
          (q) Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, (i) each of Skynet and its Subsidiaries owns or has adequate rights to use all Intellectual Property required for or used in the Business as now conducted and all such Intellectual Property is valid and subsisting and has not been adjudged invalid or unenforceable, in whole or in part, and (ii) each of Skynet and its Subsidiaries has performed all acts and has paid all renewal, maintenance, and other fees required to maintain each and every registration and application of Intellectual Property required for or used in the Business as now conducted in full force and effect. The use of any Intellectual Property by Skynet and its Subsidiaries does not, to the knowledge of Skynet, infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Skynet or any Subsidiary acquired the right to use any such Intellectual Property. Neither Parent nor Skynet or any of its Subsidiaries has received written notice of any claim or threatened claim alleging the infringement of the Intellectual Property Rights of any other Person with respect to any Intellectual Property used or owned by Skynet or a Subsidiary in the operation of the Business, the loss of which claim (if determined in favor of the claimants) would reasonably be expected to have a Business Material Adverse Effect. To Skynet’s knowledge, no Person is challenging or infringing on or otherwise violating any Intellectual Property Right of Skynet or the Subsidiaries.

          (r) Labor. Neither Skynet nor any of its Subsidiaries is a party to, and no employees employed in the Business are subject to, any labor or collective bargaining agreement other than the Collective Bargaining Agreement or any replacement or successor agreement. There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) grievances or other labor disputes pending or, to the knowledge of Skynet, threatened against Skynet or any of its Subsidiaries, or which otherwise involve employees employed in the Business, which, individually or in the aggregate, would reasonably be expected to have a Business Material Adverse Effect. Except for the Communications Workers of America, no labor union has been certified by a relevant labor relations authority, to the extent applicable, as bargaining agent for any of the employees employed in the Business and, to the knowledge of Skynet, no union organizing or certification activities are underway or threatened with respect to employees employed in the Business.
          (s) Employment Matters. There are no written or oral Contracts of employment entered into with any employees of Skynet or any Subsidiary or consulting Contracts entered into with any Person by Skynet or any Subsidiary earning in excess of $250,000 per year other than Contracts which are terminable on the giving of reasonable notice in accordance with applicable Laws. Except with respect to the Benefit Plans identified on Section 3.1(k) of the Skynet Disclosure Letter, neither Skynet nor any of its Subsidiaries is required to make any material bonus, severance, termination or similar payments or to provide any other material enhanced or accelerated benefits or compensation to any employee as a result of the transactions contemplated by the Transaction Agreements.
          (t) Material Contracts. Section 3.1(t) of the Skynet Disclosure Letter sets forth a complete and accurate list of the Material Contracts as of the date hereof (and as of the Closing Date, with respect to the Material Contracts set forth in the updated Section 3.1(t) of the Skynet Disclosure Letter provided to Holdco pursuant to Section 4.27(b)), all of which are (or with respect to the Material Contracts set forth in the updated Section 3.1(t) of the Skynet Disclosure Letter provided to Holdco pursuant to Section 4.27(b), as of the Closing Date, except as otherwise provided in such updated Section 3.1(t) of the Skynet Disclosure Letter with respect to breaches or defaults by any third party, will be) in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Business Material Adverse Effect. No default exists (or, but for the passage of time or the giving of notice, would exist) under any Material Contract set forth in Section 3.1(t) of the Skynet Disclosure Letter as of the date hereof (and as of the Closing Date, under any Material Contract set forth in the updated Section 3.1(t) of the Skynet Disclosure Letter provided to Holdco pursuant to Section 4.27(b), except as otherwise provided in such updated Section 3.1(t) of the Skynet Disclosure Letter with respect to breaches or defaults by any third party) on the part of Skynet or any of its Subsidiaries or, to the knowledge of Skynet, on the part of any other party to said Material Contracts other than, (i) with respect to Material Contracts other than of the type described in clause (f) of the definition thereof, defaults that would not reasonably be expected to have a Business Material Adverse Effect, and (ii) with respect to Material Contracts of the type described in clause (f) of the definition thereof, defaults that would not reasonably be expected to be material and adverse to the Business.
          (u) Insurance. Section 3.1(u) of the Skynet Disclosure Letter sets forth a complete and accurate list as of the date hereof, and Skynet has made available to Holdco a copy,

of all insurance policies (specifying the insurer, the amount of coverage, the type of insurance, the policy number and any pending claims thereunder) maintained by Skynet and its Subsidiaries on its property or assets that are material to the operation of the Business (the “Insurance Policies”). All premiums due and payable in respect of each of the Insurance Policies have been paid in full and neither Skynet nor any Subsidiary has given or received written notice to or from any insurer or agent of any intent to cancel any of the Insurance Policies. Neither Skynet nor any Subsidiary is in material default with respect to any of the provisions contained in any of the Insurance Policies and has not failed to give any notice or present any claim under any such insurance policy in a due and timely fashion. Neither Skynet nor any Subsidiary has received written notice from any insurance company or Governmental Entity of any defects or inadequacies that is reasonably likely to adversely affect the insurability of, or to cause a material increase in the premiums for, insurance covering any of Skynet and the Subsidiaries or any of their respective properties or assets that are material to the operation of the Business.
          (v) Environment. The operations of the Business are and have been in material compliance with all applicable Environmental Laws and each of Skynet and its Subsidiaries possess and maintain all material environmental permits required to operate the Business and complies with and has not violated in any material respect any such environmental permit. There are no pending or, to Skynet’s knowledge, threatened Actions under or pursuant to Environmental Laws against Skynet or its Subsidiaries relating to the Business or involving any real property currently or formerly owned, operated or leased by Skynet or its Subsidiaries and used in the operation of the Business or any property to which Skynet with respect to the Business has arranged for the disposal or treatment of Hazardous Substances. To the knowledge of Skynet, no Hazardous Substance has been released or disposed into, onto or upon the air, soil, surface water or groundwater at, on, to or from any property currently or formerly owned, operated or used by Skynet or any of its Subsidiaries, including any property to which Skynet has arranged for the disposal or treatment of Hazardous Substances, and used in the operation of the Business for which Skynet or any such Subsidiary would have any liability in excess of $1,000,000 individually or $10,000,000 in the aggregate. Skynet has provided Holdco with copies of all material environmental assessments, audits, investigations or other reports, in each case to the extent in the possession of Parent or Holdco, relating to the Business or any real property currently or formerly owned, operated or leased by Parent or Skynet or any of its Subsidiaries with respect to the operations of the Business. There is no material actual or proposed removal, remedial or corrective action relating to any Hazardous Substance located in, under, on or above any real property currently or, to the knowledge of Skynet, formerly owned or operated by Skynet or any of its Subsidiaries in connection with the operations of the Business, whether or not such material action is voluntary or required pursuant to Environmental Laws.
          (w) Indebtedness. Section 3.1(w) of the Skynet Disclosure Letter sets forth a complete and accurate list (including each related Contract (as amended and in effect as of the date hereof), the principal amount, the maturity date and the collateral or security thereunder) of all indebtedness of Skynet and its Subsidiaries to third parties for borrowed money outstanding as of the date hereof. Skynet has made available to Holdco true, accurate and complete copies of each such Contract related to such indebtedness and, neither Skynet nor any of its Subsidiaries is in material breach or default with respect to any such Contract and, to the knowledge of Skynet, no other party thereto is in material breach or default with respect to any such Contract (except for such breaches or defaults that would not reasonably be expected to be material to Skynet or any of its Subsidiaries or the Business), and no event has occurred which, with due notice or lapse of time or both, would constitute any such default. Neither Skynet nor any of its Subsidiaries has received any written notice of any material breach or default with respect to any such Contract which remains uncured.
          (x) Skynet Investor Matters. Skynet: (i) is acquiring Holdco Preferred Shares and Holdco Common Shares that constitute the Transfer Shares and any additional Holdco Preferred Shares and Holdco Common Shares issued to Skynet pursuant to this Agreement for investment, and without any present intention of transferring such securities to any other Person, and acknowledges that neither Skynet nor any other Person acquiring such securities directly or indirectly from Skynet may sell or otherwise transfer such securities in a manner that would constitute a “distribution” as such term is used in the Securities Act; (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment decision with respect to such securities; (iii) acknowledges that such securities have not been registered under the Securities Act or any state securities laws and may not be transferred unless subsequently registered thereunder or pursuant to a valid exemption from registration; (iv) acknowledges that such securities have not been distributed pursuant to a prospectus for which a receipt has been obtained under the securities laws of any province of Canada and may not be transferred unless a receipt for such prospectus has subsequently been obtained or pursuant to a valid exemption from such receipt requirement; and (v) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act and Section 1.1 of National Instrument 45-106 promulgated under Canadian securities laws.
          (y) Affiliate Matters. During the period commenced on September 30, 2006 and ended on the date hereof, the only payments or transfers of assets made by Skynet and its Subsidiaries to Parent or any of its Affiliates (other than to Skynet or its Subsidiaries) are set forth in Section 3.1(y) of the Skynet Disclosure Letter. Section 3.1(y) of the Skynet Disclosure Letter sets forth all intercompany arrangements in effect as of the date hereof between Skynet and its Subsidiaries, on the one hand, and Parent and its Affiliates, on the other (other than Skynet and its Subsidiaries), which arrangement, has a value in excess of $250,000 individually or $2,000,000 in the aggregate with all such arrangements and which is not pursuant to a written Contract. Neither Parent nor any of its Affiliates have any material claims against Skynet or any of its Subsidiaries other than for the performance of obligations under the Contracts between such parties.
          (z) Applicability of Representations and Warranties. Skynet hereby acknowledges that the representations and warranties contained in this Section 3.1, to the extent relating to the Business by their respective terms, are not intended to exclude any relevant Sale Assets therefrom.
          (aa) Disclaimer. NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT OR THE ASSET PURCHASE AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SKYNET IN THIS SECTION 3.1, SKYNET DOES NOT MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER TO HOLDCO OR ANY OF ITS AFFILIATES, EXPRESS

OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
     3.2. Representations and Warranties of Holdco.
          Holdco represents and warrants to Skynet as of the date hereof and, except as affected by the Share Purchase Agreement, as of the Closing Date as follows, and acknowledges that Parent and Skynet are relying upon such representations and warranties in entering into this Agreement and the Asset Purchase Agreement and the transactions contemplated hereby:
          (a) Corporate Organization and Qualification. Holdco is a corporation validly existing under the laws of Canada and is in good standing and duly registered or licensed in each jurisdiction where properties owned, leased or operated, or the business conducted, by it requires such registration, license or qualification, except for such failure which, when taken together with all other such failures, would not reasonably be expected to have a Holdco Material Adverse Effect. Holdco has the corporate power and capacity to carry on its business as it is currently conducted.
          (b) Corporate Authority. Holdco has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver each Transaction Agreement to which it is a party and to consummate the transactions contemplated thereby. This Agreement has been duly executed and delivered by Holdco and, assuming the due authorization, execution and delivery hereof by Skynet, constitutes a legal, valid and binding obligation of Holdco, enforceable against Holdco in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and the availability of equitable remedies.
          (c) Filings and Approvals. Other than the Transaction Approvals, no notices, reports or other filings, and no consents, registrations, approvals, permits or authorizations, are required to be made or obtained by Holdco with or from any Governmental Entity or any other Person (including the shareholders of Holdco) in connection with the execution and delivery of the Transaction Agreements to which Holdco is a party or the consummation of the transactions contemplated thereby, except where the failure to make or obtain any or all of which would not prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. To the knowledge of Holdco, no fact or circumstances exists relating to the qualifications of Holdco that would reasonably be expected to prevent or delay beyond the Outside Date the granting by the relevant Governmental Entity of the Major Regulatory Approvals.
          (d) No Violation. The execution and delivery of this Agreement by Holdco does not, and the consummation by Holdco of the transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the articles, by-laws or other comparable governing instruments of Holdco; (ii) a breach or violation of, a default under, the triggering of any payment or other material obligation pursuant to any provision of any material contract, commitment or undertaking of Holdco; or (iii) a breach or violation of any Law to which Holdco is subject, except in each case for such breaches, violations, defaults or accelerations that, individually or in the aggregate, would not prevent or materially delay or materially impair the consummation of the transactions contemplated by this Agreement.
          (e) Brokers and Finders. Neither Holdco nor any of its officers, directors or employees has incurred any liability for any brokerage fees, commissions or finders fees to any broker or finder employed or engaged thereby in connection with the transactions contemplated by this Agreement for which Skynet or any of its Affiliates (excluding the Subsidiaries after the Closing Date) would be liable other than as contemplated by the Investors Letter Agreement.
          (f) Holdco Investor Matters. Holdco: (i) is acquiring the capital stock and other equity interests of the Subsidiaries constituting Transferred Property for investment, and without any present intention of transferring such securities to any other Person, and acknowledges that neither Holdco nor any other Person acquiring such securities directly or indirectly from Holdco may sell or otherwise transfer such securities in a manner that would constitute a “distribution” as such term is used in the Securities Act; (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment decision with respect to such securities; (iii) acknowledges that such securities have not been registered under the Securities Act or any state securities laws and may not be transferred unless subsequently registered thereunder or pursuant to a valid exemption from registration; (iv) acknowledges that such securities have not been distributed pursuant to a prospectus for which a receipt has been obtained under the securities laws of any province of Canada and may not be transferred unless a receipt for such prospectus has subsequently been obtained or pursuant to a valid exemption from such receipt requirement; and (v) is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act and Section 1.1 of National Instrument 45-106 promulgated under Canadian securities laws.
          (g) Holdco Shares. The issuance and delivery by Holdco of Holdco Preferred Shares and Holdco Common Shares that constitute the Transfer Shares and any additional Holdco Preferred Shares and Holdco Common Shares issued to Skynet pursuant to this Agreement have been duly authorized by all requisite corporate or other action on the part of Holdco and, as of the Closing, such Holdco Preferred Shares and Holdco Common Shares, upon the issuance and delivery thereof by Holdco to Skynet as contemplated by this Agreement, will be (i) validly issued and outstanding, (ii) fully paid and nonassessable and (iii) other than as expressly provided in the Shareholders Agreement, free and clear of any and all Liens or restrictions on the voting rights thereof or other incidents of record or beneficial ownership pertaining thereto.
          (h) No Reliance.
               (i) There are no representations, warranties, covenants, conditions or other agreements, express or implied, between any of the parties in connection with the subject matter of this Agreement except as specifically set forth in the Transaction Agreements. Holdco agrees that no reliance may be placed on any representation, warranty, opinion, advice or assertion of fact made by Parent, Skynet, any Subsidiary or any of their respective directors (or Persons in similar positions), officers, employees, stockholders, equity holders and agents to Holdco or any of its directors, officers, employees, shareholders, agents or representatives, except to the extent that any such representation, warranty, opinion, advice or assertion of fact has been reduced to writing and is expressly included as a term of the Transaction Agreements. Any claims Holdco may have for breach of representation or warranty shall be based solely on the representations and warranties of Skynet or other Persons expressly set forth in the Transaction Agreements. Without limiting the generality of the foregoing, Holdco agrees that no reliance may be placed on any representation, warranty, opinion, advice or assertion contained in any prospectus or registration statement relating to the public offering of securities of Parent, Skynet or any of their respective Affiliates or shareholders, in any document or material provided or made available to Holdco in connection with its due diligence review of Parent, Skynet, its Subsidiaries and/or the Business or for any other reason in connection with the conclusion of this Agreement, or in any quarterly, annual or current report (including any report on Form 10-Q, Form 10-K or Form 8-K), interim or annual financial statement, management presentation, discussion and analysis, material change report (including any report on Form 8-11) or other similar continuous disclosure documents required to be filed with any Securities Commission pertaining to Parent, Skynet or any of their respective Affiliates or shareholders or to the Business. Nothing contained in the Transaction Agreements is intended to relieve Parent or Skynet from liability for fraud.
               (ii) Holdco acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, Skynet and its Subsidiaries and the Business. In furtherance of, but without limiting, the foregoing, Holdco acknowledges and agrees that no representation or warranty is being made by Parent, Skynet or any of their respective Affiliates or shareholders with respect to the future prospects or operating or financial performance of Skynet or any of its Subsidiaries or of the Business. In connection with its investigation of Skynet and its Subsidiaries and/or the Business, Holdco may have received certain estimates, projections, forecasts, plans, budgets and similar materials and information regarding or relating to the future operating and financial performance of Skynet and its Subsidiaries and/or the Business. Holdco hereby acknowledges and agrees that there are important risks, uncertainties and assumptions relating to such estimates, projections, forecasts, plans, budgets and similar materials and information and that actual results could be materially different if known or unknown risks affect Skynet or any of its Subsidiaries or the Business, or if estimates or assumptions turn out to be inaccurate. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic conditions; the state of capital markets; the impact of adverse changes in Laws or of adverse regulatory initiatives or proceedings; the level of demand for products and services in the satellite market; the inability to manage costs and generate productivity improvements; the intensity of competitive activity, from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and net income; the risk of satellite failures at launch and in-orbit; delay in delivery of satellites; the risk of lower returns on pension plan assets requiring increased pension expenses and potentially pension plan funding; the financial condition and credit risk of customers and uncertainties regarding the ability to collect receivables; the availability and cost of capital required to implement financing plans and fund capital and other expenditures; the ability of planned or implemented strategies to produce expected benefits and growth prospects; the availability of, and ability to retain, key personnel; the impact of foreign exchange gains and losses; the outcome of any future litigation; and the ability of Holdco or any of its Affiliates to integrate the Transferred Property, the Sale Assets, the Business or Telesat into its or any of its

Affiliates’ respective business or corporate structure (including the ability to implement the “Synergy Plan” referred to in the “Contribution Term Sheet” attached as Schedule C to the Investors Letter Agreement). Holdco further acknowledges that it is familiar with such risks and uncertainties and that it is not relying on any such estimates, projections, forecasts, plans, budgets and similar materials and information regarding or relating to the future operating and financial performance of Skynet and its Subsidiaries or the Business but rather on its own estimates, projections, forecasts, plans, or budgets. Holdco shall not (and shall cause all of its Subsidiaries and other affiliates and all other Persons and representatives acting on its behalf not to) assert any claim or cause of action against Parent, Skynet, its Subsidiaries or any of their respective direct or indirect directors (or Persons in similar positions), officers, employees, agents, shareholders, equity holders, Affiliates, consultants, counsel, accountants, investment bankers or representatives with respect to any such estimates, projections, forecasts, plans, budgets and similar materials and information regarding or relating to the future operating and financial performance of Skynet and its Subsidiaries or the Business, or hold any such other Person liable with respect thereto.
               (iii) Holdco acknowledges and agrees that it has not received or been provided with any offering memorandum within the meaning of any applicable securities Laws so as to assist it in making an investment decision in respect of any securities of Skynet or its Subsidiaries. Holdco hereby irrevocably waives and agrees not to make any claim against Parent, Skynet, its Subsidiaries or any of their respective direct or indirect directors (or Persons in similar positions), officers, employees, agents, shareholders, equity holders, Affiliates, consultants, counsel, accountants, investment bankers or representatives on the basis that it failed to receive any such offering memorandum.
               (iv) Holdco has not been induced to enter into this Agreement by reason of any representation, warranty, opinion, advice or assertion of fact that has not been reduced to writing and expressly included as a term of the Transaction Agreements or any document delivered pursuant to the Transaction Agreements.
               (v) HOLDCO HEREBY ACKNOWLEDGES AND AGREES THAT SKYNET MAKES NO EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.
               (vi) Nothing in this Section 3.2(h) is intended to limit or affect the representations and warranties made under this Agreement and the other Transaction Agreements, or to limit the recourse of Holdco under Article VII hereof.
ARTICLE IV.
COVENANTS
     4.1. Interim Operations of Skynet.
          For the period commencing on the date hereof and ending on the Closing Date, Skynet shall, and shall cause its Subsidiaries to, and Parent shall cause Skynet and its Subsidiaries to, except (i) as expressly required under applicable Law or any existing Contract,

(ii) as provided for in the Share Purchase Agreement or any of the Transaction Agreements, (iii) as set forth in Section 4.1 of the Skynet Disclosure Letter, or (iv) as otherwise consented to in advance in writing by Holdco, which consent shall not be unreasonably withheld, delayed or conditioned (it being understood that, in the event that Skynet seeks such consent of Holdco, Holdco shall expressly grant or withhold such consent within, (x) in the case of Section 4.1(i), the same Business Day if reasonably so requested (in the case of exigent circumstances) by Skynet with respect to any such consent sought thereunder, (y) in all other cases under this Section 4.1, ten Business Days after the receipt of notice from Skynet with respect thereto, or (z) if indicated by Skynet in order to comply with any shorter deadline imposed by any Law, third party or Governmental Entity, such shorter period, after the date on which such consent is sought by Skynet, and if Holdco fails for any reason to expressly grant or withhold such consent within such same Business Day, ten Business Day period, or such indicated shorter period, such consent shall be deemed to have been granted by Holdco):
          (a) conduct the Business in all material respects in the Ordinary Course of Business;
          (b) use commercially reasonable efforts to maintain good relations with key employees and material customers and suppliers of Skynet and the Transferred Subsidiaries;
          (c) comply in all material respects with all Laws affecting the operation of the Business;
          (d) not amend or modify the articles, by-laws or corporate governing documents of any Subsidiary of Skynet;
          (e) other than issuances to Skynet and/or any Transferred Subsidiary, not authorize for issuance or grant, or issue or grant, any additional shares of the capital stock of (or other ownership interest in) any of the Transferred Subsidiaries, or securities convertible into or exchangeable for shares of the capital stock of or other ownership interests in any of the Transferred Subsidiaries, or any right, option or other commitment for the issuance of shares of the capital stock of (or other ownership interest in) any of the Transferred Subsidiaries;
          (f) not declare any dividend or other distribution, pay or set aside for payment any dividend or other distribution to or for any shareholder or any Affiliate thereof other than (i) dividends and distributions by any Subsidiary of Skynet to any other Subsidiary of Skynet or to Skynet, and (ii) dividends by Skynet on the Skynet Preferred Stock pursuant to the terms thereof;
          (g) not transfer, sell, assign or otherwise dispose of any assets of Skynet or any of its Subsidiaries that are material to the Business other than in the Ordinary Course of Business (it being understood that, without limiting, and in furtherance of, the foregoing, any sale, transfer or other disposition of (i) orbital slots that are not occupied by any of the Skynet Satellites or (ii) transponders on commercial terms, as determined by Skynet in good faith, shall in each case be deemed to be transactions made in the Ordinary Course of Business)
          (h) not incur or assume any material obligation or liability (fixed or contingent) to, make any loan, advance or capital contribution to, or investment in, any other

Person (other than Skynet or any of the Transferred Subsidiaries), except in the Ordinary Course of Business or in connection with the Redemption Facility;
          (i) not establish any new Benefit Plan or change in any material respects the term of any bonus, commission or existing Benefit Plan as it affects any employees of the Business, grant any bonus, whether monetary or otherwise, make any wage or salary increases in respect of any employees, increase the benefits of or change in any material respect the terms of employment for any employee or enter into any severance or termination agreement with any such employee, except (i) pursuant to the Benefit Plans disclosed in Section 3.1(k) of the Skynet Disclosure Letter, (ii) (A) increases in compensation based on merit, cost of living adjustments, to bring such employee to market terms or to counter competing offers to such employee or (B) resulting from promotions and discretionary bonuses, in each case awarded in the Ordinary Course of Business, (iii) involving no more than $250,000, in the aggregate to all employees, provided that, in the event that Holdco consents (including any consent obtained after the fact) to any of the foregoing actions that are subject to such $250,000 limitation, such $250,000 limitation shall not apply to such action, or (iv) resulting from or in connection with the execution or performance under any successor or extension agreement to the Collective Bargaining Agreement;
          (j) not incur any indebtedness or obligation for borrowed money, or enter into any indentures, credit agreements, security agreements, mortgages or guarantees for borrowed money, in excess of $2,500,000 in the aggregate, other than the Redemption Facility or any transactions related thereto;
          (k) not enter into or amend in any material respect any partnership agreement, limited liability company agreement or joint venture agreement to which Skynet or any of its Subsidiaries is a party;
          (l) not enter into, amend in any material respect or terminate (other than upon expiration of the initial term) any Contracts with any present director (or Person in a similar position) or officer of Skynet or any of its Subsidiaries, in each case in their respective capacities as such, that is material to the Business;
          (m) not enter into, amend in any material respect or terminate (other than upon expiration of the initial term or as to the Terminated Contracts) any Contract between Skynet or any of its Subsidiaries, on the one hand, and Parent or any of its Affiliates (other than Skynet and its Subsidiaries), on the other hand, involving, in each case, payments or other obligations of (i) more than $250,000 in the aggregate or (ii) more than $50,000 but less than $250,000 in the aggregate outside of the Ordinary Course of Business, other than Contracts entered into in connection with the Early Note Redemption;
          (n) other than the acquisition of equity interests in customers or its Affiliates in the Ordinary Course of Business, not acquire any assets or equity securities, other than (i) assets utilized for or useful to the Business that are acquired on commercial terms, as determined by Skynet in good faith, and are otherwise acquired in the Ordinary Course of Business or (ii) assets or equity securities having a value of less than $5,000,000 in the aggregate;

          (o) not grant, create, incur or suffer to exist any Lien on any asset of the Business that did not exist on the date hereof, other than Liens that (i) would constitute Permitted Liens, (ii) would not adversely affect the Financing or (iii) are incurred in the Ordinary Course of Business;
          (p) except as may be required as a result of a change in Law or in GAAP, not change any of the accounting principles or practices used by Skynet or any of its Subsidiaries which would materially affect its respective reported consolidated assets, liabilities or results of operations;
          (q) not change the orbital location of or de-orbit any Skynet Satellite except (i) in the case of a catastrophic failure where the Skynet Satellite must be de-orbited or placed in a “graveyard orbit” to avoid future damage to other spacecraft, or (ii) an orbital location change or de-orbit of the Skynet Satellite referred to as “Telstar 11” in the event that Skynet reasonably determines that such action is necessary;
          (r) not acquire any additional satellites or spacecraft;
          (s) not make, change or revoke any material Tax election, settle or compromise (or enter into a settlement or compromise of) any material Tax claim or material Tax liability, in each case of any of the Transferred Subsidiaries; or
          (t) not authorize, agree or otherwise become committed to do any of the foregoing;
provided, however, that nothing in this Section 4.1 shall limit or restrict Skynet or its Subsidiaries from taking any action relating to Excluded Property or Excluded Liabilities.
     4.2. FCC Matters.
          (a) Each of Holdco and Skynet will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with each of the other parties in doing, all things necessary, proper or advisable under applicable Law to obtain the FCC Approval. In furtherance and not in limitation of the foregoing, each party agrees to make or cause to be made any appropriate filing or filings that are required by or advisable under the Communications Act (including the rules, regulations and policies promulgated there under by the FCC) as promptly as practicable, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Communications Act or by any Governmental Entity of the United States participating in a review of such filing or filings pursuant to the Communications Act.
          (b) Each of Holdco and Skynet, in connection with the efforts referenced in Section 4.2(a) to obtain the FCC Approval, shall use its reasonable best efforts to: (i) cooperate to prosecute the FCC Applications with reasonable diligence and otherwise use its reasonable best efforts to obtain the FCC Approval as expeditiously as practicable, including the exercise of reasonable diligence to comply with any request from the FCC or any other Governmental Entity of the United States for additional documents, information or materials; (ii) cooperate in all respects with each other party in connection with any filing or submission; (iii) notify each other party promptly following any communication received by such party from, or given by such party to, the FCC or any other Governmental Entity of the United States and of any communication received or given in connection with any proceeding by a private party and, in each case, provide the other party with a copy of any written communication promptly after the receipt thereof; and (iv) oppose any petitions to deny or other objections filed with respect the FCC Applications, including any administrative or judicial review and any request for reconsideration or review of any FCC Approval. Each of Holdco and Skynet shall take or cause to be taken all actions necessary, appropriate or desirable to permit the FCC to approve in a timely fashion the FCC Applications including using its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity of the United States participating in a review of such FCC Applications under the Communications Act.
          (c) The parties shall request that the FCC Applications be processed by the FCC on an expedited basis.
          (d) Representatives of each of the parties shall have the right, subject to applicable Law, to attend all meetings and to participate in all material conference calls that are attended by or participated in by representatives of any other party, on the one hand, and of the FCC or any Governmental Entity of the United States participating in a review of such FCC Applications under the Communications Act, on the other hand. To the extent practicable, each party shall provide the other parties with prompt prior notice of each such meeting and material conference call (it being understood that such notice shall be provided immediately after such notifying party becomes aware of any such meeting or conference call). For clarity, “material conference call” means any telephonic communication with the FCC or any Governmental Entity of the United States that is not solely directed to ascertaining the processing status of the FCC Applications or pending filings with other Governmental Entities of the United States.
          (e) None of the parties shall take any action that will have the effect of materially delaying, impairing or impeding the approval of the FCC Applications.
          (f) It is understood and agreed that the obligation of a party to exercise its reasonable best efforts hereunder shall not require such party to take any action that adversely impacts, or would reasonably be expected to adversely impact, such party or its business or operations.
     4.3. Export Control Matters.
          (a) Each of Skynet and Holdco will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with each of the other parties in doing, all things necessary, proper or advisable under applicable Law to obtain the Export Control Approvals. In furtherance and not in limitation of the foregoing, each party agrees to make or cause to be made any appropriate filing or filings that are required by or advisable under the Export Control Laws as promptly as practicable, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Export Control Laws or by any Governmental Entity of the United States participating in a review of such filing or filings pursuant to the Export Control Laws.

          (b) Each of Skynet and Holdco, in connection with the efforts referenced in Section 4.3(a) to obtain the Export Control Approvals, shall use its reasonable best efforts to (i) cooperate to prosecute the Export Control Applications with reasonable diligence and otherwise use its reasonable best efforts to obtain the Export Control Approvals as expeditiously as practicable, including the exercise of reasonable diligence to comply with any request from DDTC, BIS, OFAC or any other Governmental Entity of the United States for additional documents, information or materials; (ii) cooperate in all respects with each other party in connection with any filing or submission; (iii) notify each other party promptly following any communication received by such party from, or given by such party to, DDTC, BIS, OFAC or any other Governmental Entity of the United States and, in each case, provide the other party with a copy of any written communication promptly after the receipt thereof. Each of Skynet and Holdco shall take or cause to be taken all actions necessary, appropriate or desirable to permit DDTC, BIS and OFAC to respectively approve in a timely fashion the Export Control Applications including using its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity of the United States participating in a review of such Export Control Applications under the Export Control Laws.
          (c) The parties shall request that the Export Control Applications be processed by DDTC, BIS and OFAC on an expedited basis.
          (d) Representatives of each of the parties shall have the right, subject to applicable Law, to attend all material meetings and to participate in all material conference calls that are attended by or participated in by representatives of any other party, on the one hand, and of DDTC, BIS, OFAC or any Governmental Entity of the United States participating in a review of such Export Control Applications under the Export Control Laws, on the other hand. To the extent practicable, each party shall provide the other parties with prompt prior notice of each such material meeting and material conference call (it being understood that such notice shall be provided immediately after such notifying party becomes aware of any such meeting or conference call).
          (e) None of the parties shall take any action that will have the effect of materially delaying, impairing or impeding the approval of the Export Control Applications.
          (f) It is understood and agreed that the obligation of a party to exercise its reasonable best efforts hereunder shall not require such party to take any action that adversely impacts, or would reasonably be expected to adversely impact, such party or its business or operations.
     4.4. Industry Canada Matters.
          (a) Each of Holdco and Skynet will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with each of the other parties in doing, all things necessary, proper or advisable under applicable Law to obtain the Industry Canada Approval. In furtherance and not in limitation of the foregoing, each party agrees to make or cause to be made any appropriate filing or filings that are required by or advisable under the Radiocommunication Act as promptly as practicable, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Radiocommunication Act or by any Governmental Entity of Canada participating in a review of such filing or filings pursuant to the Radiocommunication Act.
          (b) Each of Holdco and Skynet, in connection with the efforts referenced in Section 4.4(a) to obtain the Industry Canada Approval, shall use its reasonable best efforts to: (i) cooperate to prosecute the Industry Canada Applications with reasonable diligence and otherwise use its reasonable best efforts to obtain the Industry Canada Approval as expeditiously as practicable, including the exercise of reasonable diligence to comply with any request from Industry Canada or any other Governmental Entity of Canada for additional documents, information or materials; (ii) cooperate in all respects with each other party in connection with any filing or submission; (iii) notify each other party promptly following any communication received by such party from, or given by such party to, Industry Canada or any other Governmental Entity of Canada and of any communication received or given in connection with any proceeding by a private party and, in each case, provide the other party with a copy of any written communication promptly after the receipt thereof; and (iv) oppose any requests to deny or other objections filed with respect the Industry Canada Applications, including any administrative or judicial review and any request for reconsideration or review of any Industry Canada Approval. Each of Holdco and Skynet shall take or cause to be taken all actions necessary, appropriate or desirable to permit Industry Canada to approve in a timely fashion the Industry Canada Applications including using its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity of Canada participating in a review of such Industry Canada Applications under the Radiocommunication Act.
          (c) The parties shall request that the Industry Canada Applications be processed by Industry Canada and any Governmental Entity of Canada participating in a review of such Industry Canada Applications on an expedited basis.
          (d) Representatives of each of the parties shall have the right, subject to applicable Law, to attend all meetings and to participate in all material conference calls that are attended by or participated in by representatives of any other party, on the one hand, and of Industry Canada or any Governmental Entity of Canada participating in a review of such Industry Canada Applications under the Radiocommunication Act (Canada), on the other hand. To the extent practicable, each party shall provide the other parties with prompt prior notice of each such material meeting and material conference call (it being understood that such notice shall be provided immediately after such notifying party becomes aware of any such meeting or conference call). For clarity, “material conference call” means any telephonic communication with Industry Canada or any Governmental Entity of Canada that is not solely directed to ascertaining the processing status of the Industry Canada Applications or pending filings with other Governmental Entities of Canada.
          (e) None of the parties shall take any action that will have the effect of materially delaying, impairing or impeding the approval of the Industry Canada Applications.
          (f) It is understood and agreed that the obligation of a party to exercise its reasonable best efforts hereunder shall not require such party to take any action that adversely impacts, or would reasonably be expected to adversely impact, such party or its business or operations.

     4.5. Minor Regulatory Matters.
          (a) Subject to the provisions of this Section 4.5, Skynet shall, as soon as reasonably practicable, prepare and file such material as is required to obtain the Minor Regulatory Approvals. Each of the parties shall at all times reasonably cooperate with each other party with respect to obtaining the Minor Regulatory Approvals, provided that Skynet shall prepare and administer the process for obtaining the Minor Regulatory Approvals, including the presenting at any public hearing held as part of the Minor Regulatory Approvals process, subject to the participation of and consultation with Holdco.
          (b) Skynet shall consult with, and consider in good faith any suggestions or comments made by, Holdco with respect to the documentation relating to the Minor Regulatory Approvals process; provided that, to the extent any such document contains any information or disclosure relating to Holdco or any Affiliate of Holdco (including PSP, but excluding Skynet or any of its Affiliates), Holdco shall have approved such information or disclosure prior to the submission or filing of any such document (which approval shall not be unreasonably withheld or delayed); provided however, that once such information or disclosure has been approved by Holdco, Skynet shall not be required to again obtain Holdco’s approval if it shall use such information or disclosure in any subsequent submission or filing. Each other party shall promptly furnish to Skynet or its counsel such information and assistance as Skynet may reasonably request in order to prepare the documentation relating to the Minor Regulatory Approvals process.
          (c) Skynet shall diligently pursue the Minor Regulatory Approvals on terms consistent with the terms of this Agreement. Skynet shall request that the Minor Regulatory Approvals be processed by the applicable Governmental Entities on an expedited basis and, to the extent that a public hearing is held, Skynet shall request the earliest possible hearing date for the consideration of the Minor Regulatory Approvals.
          (d) Skynet shall inform the other parties or their respective counsel on a regular basis as to the status of the Minor Regulatory Approvals process and shall immediately provide each of the other parties or their respective counsel with copies of any correspondence from or to any Governmental Entities involved in the Minor Regulatory Approvals process.
          (e) Holdco, following consultation with Skynet, shall diligently file any information, documentation, corporate by-laws, unanimous shareholders agreements or any other such information that any Governmental Entity requires in its determination of the Minor Regulatory Approvals and shall consider in good faith any suggestions made by other parties to this Agreement. In particular, Holdco shall provide Skynet with copies of any correspondence from such Governmental Entities related to the Minor Regulatory Approvals and a complete or redacted copy of any response provided to such Governmental Entities as soon as practicable after it is sent.
          (f) Representatives of Holdco designated by Holdco from time to time shall have the right to attend all material meetings and to participate in all material conference telephone calls that are attended by or participated in by representatives of Skynet, on the one hand, and of any Governmental Entity involved in the Minor Regulatory Approvals process, on the other hand. To the extent practicable, Skynet, as the case may be, shall provide Holdco with prior notice of each such meeting and conference telephone conference call (it being understood that such notice shall be provided to Holdco immediately after Skynet becomes aware of any such meeting or conference telephone call).
          (g) None of the parties shall take any action that will have the effect of materially delaying, impairing or impeding the approval of the Minor Regulatory Approvals.
     4.6. Third Party Consents and Other Actions.
          (a) Skynet shall diligently pursue all of the Third Party Consents and the parties shall use their respective commercially reasonable efforts to support Skynet’s pursuit of the Third Party Consents and shall provide such assistance as is commercially reasonable to provide in order to obtain the Third Party Consents, including providing to Skynet all necessary information.
          (b) Skynet and Holdco shall take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate under applicable Laws to consummate and make effective the transactions contemplated by the Transaction Agreements. Skynet and Holdco shall use all reasonable commercial efforts to fulfill the conditions set forth in Article V.
     4.7. Access.
          To the extent reasonably requested by Holdco and subject to applicable Law (including the Export Control Laws), Parent and Skynet shall afford the officers, employees, lenders, accountants, attorneys and other authorized representatives (for the avoidance of doubt, including PSP and its authorized representatives) of Holdco (collectively, “Representatives”) full and complete access, during normal business hours throughout the period commencing on the date hereof and ending on the Closing Date, to the Representatives of Skynet or any of its Subsidiaries and the properties, books, Contracts and records of Skynet and its Subsidiaries and, during such period, Parent and Skynet shall, and shall cause its Subsidiaries to, furnish promptly to Holdco all information concerning the business, properties, operations and personnel of Skynet and its Subsidiaries as Holdco or its Representatives may reasonably request, including true copies of all Tax Returns prepared and filed with respect to the Subsidiaries of Skynet for all years that remain open to assessment or reassessment by any governmental agency, and at minimum the past five years, provided that no investigation pursuant to this Section 4.7 shall affect or be deemed to modify any representation or warranty made herein by Skynet. Skynet shall not be required to permit any inspection of, or to disclose any information relating to, the Excluded Property or the Excluded Liabilities or which would violate, in any material respect, any Law or would reasonably be expected to violate any Contract in such a manner as would result in material liability on the part of Skynet or any of its Affiliates (other than Holdco), which in the reasonable judgment of Skynet or any of its Affiliates (other than Holdco) would result in the disclosure of any trade secrets of third parties, disclosure of any competitively sensitive information, disclosure of attorney-client privileged information or violate any obligation of Skynet or any of its Affiliates (other than Holdco) with respect to confidentiality (provided that, to the extent that Skynet or any of its Affiliates is so restricted or prohibited from providing such access, Parent and Skynet shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to obtain any consent, waiver or approval with respect to such restriction or prohibition necessary to provide such access to Holdco, provided further that, for the avoidance of doubt, neither Parent, Skynet nor any of their respective Subsidiaries shall be obligated hereby or otherwise to pay any amounts or make any concessions in connection with obtaining any such consent, waiver or approval). All requests for information made pursuant to this Section 4.7 shall be directed to such Person or Persons as may be designated by Skynet from time to time.
     4.8. Notification of Certain Matters.
          Prior to Closing, Holdco and Skynet shall give each other prompt notice of: (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in the Transaction Agreements to be untrue or inaccurate in any material respect when made; (b) any failure of any party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Transaction Agreements; and (c) the occurrence of any event which, to the extent reasonably foreseeable at the time of its occurrence, would reasonably be expected to result in a Business Material Adverse Effect or to prevent, materially delay or materially impair the consummation of the transactions contemplated by the Transaction Agreements. Without limiting, and in furtherance of, the foregoing, Skynet shall promptly notify Holdco of any partial loss or Total Loss of any Skynet Satellite and, to the extent reasonably practicable, of the technical requirements for the restoration of service by such Skynet Satellite.
     4.9. Publicity and Confidentiality.
          Unless otherwise required by applicable Law or by obligations of the parties or their Affiliates pursuant to any listing agreement with or rules of any Securities Commission, without the prior written consent of each other party hereto (such consent not to be unreasonably withheld, delayed or conditioned), each party hereto shall consult with the other party hereto before issuing any press release or otherwise making any public statement with respect to the Transaction Agreements, the transactions contemplated hereby or the activities and operations of any other party hereto. Neither Parent nor Skynet shall issue any press release or otherwise make any public statement that mentions PSP without the prior written consent of PSP, unless such mentioning of PSP is required by applicable Law or by obligations of the parties or their Affiliates pursuant to any listing agreement with or rules of any Securities Commission.
     4.10. Tax Matters.
          (a) All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement and the Asset Purchase Agreement shall be paid by Holdco when due, and Holdco will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, Skynet will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

          (b) Real, personal and intangible property Taxes and assessments on the Transferred Property and the assets and property of the Transferred Subsidiaries for any taxable period commencing prior to January 1, 2007 and ending after January 1, 2007 shall be prorated on a per diem basis between Holdco and Skynet as of January 1, 2007. All such prorations shall be allocated so that items relating to time periods (or portions thereof) ending prior to January 1, 2007 shall be allocated to Skynet and items relating to time periods (or portions thereof) beginning on or after January 1, 2007 shall be allocated to Holdco. The amount of all such prorations shall be settled and paid on the Closing Date, provided that final payments with respect to prorations that are not able to be calculated as of the Closing Date shall be calculated and paid as soon as practicable thereafter.
          (c) With respect to Tax Returns:
                    (i) Skynet shall timely prepare and file, or cause to be timely prepared and filed, (A) all Tax Returns (other than Consolidated Tax Returns) required to be filed by or on behalf of the Transferred Subsidiaries on or before the Closing Date on a basis consistent with past practice (except as otherwise required by Law or a determination within the meaning of Section 1313(a) of the Code), and (B) all Consolidated Tax Returns; and in all cases Skynet shall timely and duly remit or cause to be timely and duly remitted any Taxes shown as due in respect of such Tax Returns; provided that Skynet shall provide, or cause the Transferred Subsidiaries to provide, Holdco with copies of all such Tax Returns (other than payroll Tax Returns), for its review promptly after filing thereof except that Skynet shall so provide, or cause the Transferred Subsidiaries to so provide copies of any such Tax Returns (other than Consolidated Tax Returns) for periods that also include any period in 2007, for Holdco review and approval (which approval shall not be unreasonably withheld, delayed or conditioned), at least (to the extent reasonably practicable) thirty (30) days prior to the due date for filing thereof, along with supporting workpapers; provided, however, that Skynet shall prepare or cause to be prepared, and shall promptly deliver to Holdco for its review and approval as set forth in this Section 4.10(c)(i), the Tax Returns set forth in Section 4.10(c)(i) of the Skynet Disclosure Letter, which Tax Returns Skynet shall file, or cause to be filed, as soon as reasonably practicable after the respective due dates thereof.
                    (ii) Holdco shall timely prepare and file, or cause to be timely prepared and filed, all Straddle Tax Returns and other Tax Returns (other than the Consolidated Tax Returns) required to be filed following the Closing Date with respect to the Transferred Subsidiaries and shall cause each of such Transferred Subsidiaries to pay the Taxes shown to be due thereon; provided, however, that Skynet shall pay to Holdco or to the relevant Transferred Subsidiary, at least five (5) Business Days prior to the due date of filing such Tax Return, the portion of such Taxes for which Skynet is liable pursuant to Section 7.2 hereof; provided, further, that Holdco shall provide, or cause the Transferred Subsidiaries to provide, Parent with copies of all Tax Returns (other than payroll Tax Returns) for any taxable period that begins before December 31, 2006, for Parent’s review and approval (which approval shall not be unreasonably withheld, delayed or conditioned), at least (to the extent reasonably practicable) thirty (30) days prior to the due date for filing thereof, along with supporting workpapers. Skynet and Holdco agree to cause such Transferred Subsidiaries to file all Tax Returns (other than Consolidated Tax Returns) for any Straddle Period on the basis consistent with past practice

(except as required by Law or a determination within the meaning of Section 1313(a) of the Code).
                    (iii) Between the date hereof and the Closing Date, and without obtaining the prior written consent of Holdco (which consent shall not be unreasonably withheld, delayed or conditioned), Skynet shall not, and shall not allow any of the Transferred Subsidiaries to, file any amended Tax Returns other than Consolidated Tax Returns, carry-back claim, or other adjustment, in each case relating to Taxes of the Transferred Subsidiaries, except as required by Law or by a determination within the meaning of Section 1313(a) of the Code.
          (d) Subject to Sections 4.10(e) and (f), the consideration received by Skynet pursuant to Article II, including the amount of Assumed Liabilities (collectively, “Gross Transfer Consideration”) shall be allocated to each item of Transferred Property in an amount equal to the fair market value of such item of Transferred Property, as agreed by Holdco and Skynet. Holdco and Skynet will, subject to applicable laws, use such allocations in filing their respective any Tax Returns or similar filings.
          (e) Except to the extent that a different allocation is required for United States tax purposes, the parties hereto shall allocate the Assumed Liabilities as follows:
                    (i) first, to each item of Transferred Property which is not an Eligible Property, pro rata based on the fair market value of each such property but in no event shall the amount so allocated to a particular property exceed the fair market value of the property; and
                    (ii) second, to each item of Transferred Property which is an Eligible Property in such amount as agreed by Holdco and Skynet.
          (f) Except to the extent that a different allocation is required for United States tax purposes, the parties hereto shall allocate Holdco Common Shares and Holdco Preferred Shares constituting Transfer Shares to each item of the Transferred Property to the extent that the fair market value of the particular property (as agreed by Holdco and Skynet) exceeds the amount of the Assumed Liabilities of the particular property as set out in Section 4.10(e).
          (g) Skynet and Holdco will jointly elect under subsection 85(1) of the ITA, in prescribed form and within the time provided, with respect to the transfer of each item of Transferred Property which is an Eligible Property in respect of which Skynet and Holdco agree to make such election, and the agreed amount for the purposes of paragraph 85(1)(a) of the ITA in respect of each such property will be the respective amount as agreed by Skynet and Holdco. In addition, Skynet and Holdco agree, with respect to such Transferred Property, to jointly make, execute and file, in prescribed form and within the time provided, with the appropriate taxation authorities any similar elections required under the provisions of any applicable provincial legislation.
          (h) The parties hereto shall, and shall cause their Affiliates to, each treat on all Tax returns the transfer of the Transferred Property hereunder and the Successive Transfers as 351 Transfers, and not take any position in any Tax Return inconsistent herewith unless compelled to do so pursuant to a determination as defined in Section 1313(a) of the Code.

          (i) Until after the fifth anniversary of the last day of the calendar year that includes the Closing Date, without the prior written consent of both (i) Parent and (ii) PSP (in their respective sole and absolute discretion), neither Holdco nor any of its Affiliates shall engage in, effect or permit any transaction or series of related or unrelated transactions (other than the Successive Transfers) involving the exchange, disposition, reorganization or liquidation thereby of (i) any or all Transferred Property having a value (individually or in the aggregate) in excess of $50,000,000 or (ii) any equity interests in any Transferred Subsidiary or any Subsidiary of Holdco or of any successor of any of them, including any distribution with respect to such equity interests that is treated as an “exchange” for U.S. federal income tax purposes; provided that this Section 4.10(i) shall only apply if, as reasonably determined by Parent, such transaction would or is likely to trigger gain pursuant to any GRA entered into by the Parent with respect to the transfer of the Transferred Property.
          (j) The Interim Taxes (other than property Taxes) shall be computed for the portion commencing on January 1, 2007 and/or ending on, and including, the Closing Date of any taxable period by opening the books of Skynet and its Transferred Subsidiaries on January 1, 2007 and/or closing such books on the Closing Date; provided that for such purpose, the taxable period of any Transferred Property that is a partnership or other pass-through entity in which Skynet holds a direct beneficial interest shall be deemed to begin on January 1, 2007 and end on the Closing Date; and provided further that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on December 31, 2006 and the Interim Period, in proportion to the number of days in each such period. For the avoidance of doubt, any Taxes of Skynet or the Transferred Subsidiaries (including real, personal, and intangible property Taxes) attributable to or arising from the Restructuring shall be for the account of Skynet, whether such Taxes arose prior to or following January 1, 2007. Each of Holdco and Skynet shall be responsible for and shall pay all Taxes allocated to it pursuant to this Section 4.10.
          (k) Each of Holdco and Parent shall have fifteen (15) days to review and approve (which approval shall not be unreasonably withheld, delayed or conditioned) the Tax Returns referred to in Sections 4.10(c)(i) and 4.10(c)(ii), respectively. The failure to propose any changes to any such Tax Return within fifteen (15) days shall be deemed to be an indication of its approval thereof. If a dispute arises following such review and such dispute is not resolved by Holdco and Parent within seven (7) days, such dispute shall be resolved pursuant to the procedures, as applicable, of Section 1.2 of the Ancillary Agreement.
          (l) No payment pursuant to this Section 4.10 shall excuse Skynet and Parent from their indemnification obligations pursuant to Section 7.2 if the amount of Taxes as ultimately determined (on audit or otherwise) for which Skynet is liable under Section 7.2 exceeds the amount paid by Skynet under this Section 4.10.
          (m) If the amount of Interim Taxes, as ultimately determined on audit or otherwise, exceeds the amount of the Interim Taxes used in determining the Final Adjustment Amount and the Actual Interim Taxes Due under Section 2.7, Holdco will indemnify the Parent and Skynet for all Losses relating to such determination. Skynet and Parent shall promptly forward to Holdco any refunds of Interim Taxes (net of all reasonable costs relating to such refunds) received by Skynet or Parent that were not taken into account in determining the Final Adjustment Amount and the Actual Interim Taxes Due under Section 2.7.
          (n) Prior to the Closing, notwithstanding anything to the contrary contained in this Agreement, Skynet and Parent shall have the right transfer, or cause their Subsidiaries to transfer, at Skynet and Parent’s cost and expense, such portions of the Transferred Property and Sale Assets located in the United States to a location outside the United States as they deem appropriate in their sole discretion, provided that such transfers shall not disrupt or adversely affect the Business in any material respect or have any material adverse effect upon any transactions contemplated hereby or by the Asset Purchase Agreement. Immediately after the Closing, Holdco will use commercially reasonable efforts to transfer, or cause its subsidiaries to make any such transfers as Skynet or Parent shall reasonably request. In each case, Skynet and Parent will indemnify Holdco and its Subsidiaries for any costs and Losses relating to such transfers.
          (o) If a dispute arises regarding an allocation pursuant to Sections 4.10(d) to 4.10(g) and such dispute is not resolved by Holdco and Skynet within twenty (20) days, such dispute shall be resolved pursuant to the procedures, as applicable, of Section 1.2 of the Ancillary Agreement.
     4.11. Release of Certain Obligations of Parent.
          In the event that the Closing shall occur simultaneously with or immediately after the Telesat Closing, at the Closing, Holdco shall irrevocably and unconditionally waive and discharge any and all obligations of Parent under, and shall agree to terminate and be of no further force or effect, the Parent Commitment Letter and the related provisions of the Parent Subscription Agreement, which waiver, discharge and termination shall be effective as of the Telesat Closing.
     4.12. Redemption of Redeemable Holdco Shares.
          In the event that the Closing shall occur at any time other than simultaneously with or immediately after the Telesat Closing, at the Closing, Holdco shall redeem for cash any and all Redeemable Holdco Shares then held by Parent or any of it Subsidiaries in accordance with the terms of the Parent Subscription Agreement.
     4.13. Affiliate Payments; Excess Management Fees.
          (a) Notwithstanding anything to the contrary contained in this Agreement, Skynet and its Subsidiaries may continue their deferral of receivables due from XTAR and may make the following payments (the “Permitted Payments”):
                    (i) any amounts payable under or in respect of the Senior Notes when due, upon redemption or otherwise, at or prior to the Closing;
                    (ii) any amounts payable as dividends on the Skynet Preferred Stock pursuant to the terms thereof or upon redemption or otherwise, at or prior to the Closing;

                    (iii) reimbursement to Parent for any out-of-pocket expenses incurred by Parent or any of its Affiliates (other than Skynet or any of its Subsidiaries) in connection with or on behalf of Skynet or any of its Subsidiaries or the operation of the Business;
                    (iv) any and all Management Fees due to Parent, not to exceed $2,000,000 in the aggregate per calendar quarter (excluding for the avoidance of doubt any amounts permitted to be reimbursed to Parent pursuant to Section 4.13(a)(iii)) and subject to Section 4.13(c);
                    (v) any amounts necessary to pay Taxes with respect to Skynet and/or its Subsidiaries, calculated on a separate return basis taking into account any Losses and other Tax attributes relating Skynet and its Subsidiaries; and
                    (vi) any other amounts permitted to be paid pursuant to this Section 4.13.
          (b) Neither Skynet nor any of its Subsidiaries shall make payments to Parent or any of its Affiliates (other than Skynet or any of its Subsidiaries) from the date of this Agreement through the Closing Date other than Permitted Payments and the payments referred to in Section 4.13(b) of the Skynet Disclosure Letter and any additional payments as shall have been consented to by Holdco in writing. At the Closing, Parent or Skynet shall pay to Holdco an amount in cash equal to the Affiliate Cash Amount, if any.
          (c) To the extent that the Management Fees (excluding for the avoidance of doubt any amounts permitted to be reimbursed to Parent pursuant to Section 4.13(a)(iii)) paid in cash to Parent in 2007 exceed $1,250,000 per quarter (which quarterly limit shall be prorated in the event that the Closing occurs prior to the expiration of any such quarter), Parent will pay to Holdco at the Closing an amount equal to such excess (as so prorated, if applicable); provided, however, that, to the extent that any amounts payable to Parent under the Consulting Agreement are paid in the form of notes or accounts receivable, Parent shall not be obligated to make any such payment to Holdco pursuant to this Section 4.13(c) unless all amounts payable to Parent under such notes or accounts payable shall have been paid in full, and then only to the extent of the amount of any such payments received by Parent.
          (d) It is understood and agreed that the cash to be included in the Transferred Property will be computed after giving effect to the payments permitted by this Section 4.13 and net of all interest (excluding default interest) and dividends accruing in respect of the Senior Notes and the Skynet Preferred Stock through the Closing Date (regardless of the actual date of redemption thereof), provided that the portion of the redemption price thereof attributable to the payment of liquidation value on the Skynet Preferred Stock and any premium payable in respect of such redemption or the redemption of the Senior Notes shall be for the account of Parent.
     4.14. Failure of T-11N.
          In the event of any “total loss,” “constructive total loss” or “partial loss” (as each such terms is defined in any applicable insurance policy of Skynet) of T-11N that occurs prior to the Closing Date, including due to a failure of T-11N to be launched into its proper orbit, (i) Skynet shall pay to Holdco on the Closing Date $10,000,000, if the loss is a “total loss”, or

$5,000,000, if the loss is a “partial loss” or $7,500,000 if the loss is a “constructive total loss” and (ii) on the Closing Date, Skynet shall assign to Holdco any and all insurance proceeds payable or paid to Skynet in respect of any such total loss or partial loss or constructive total loss, as applicable. The parties agree that, notwithstanding anything to the contrary contained in this Agreement (including Section 3.1 or Article VII), such payment and assignment by Skynet shall constitute Holdco’s sole and exclusive remedy for any loss (whether a “total loss” or a “partial loss” or “constructive total loss” or otherwise) of T-11N.
     4.15. Redemption of Senior Notes.
          If the Senior Notes are outstanding immediately prior to the Closing, Skynet and Holdco shall reasonably cooperate with each other to cause all outstanding Senior Notes to be either (i) redeemed and no longer outstanding as of the Closing as provided in the Senior Note Documents or (ii) called for redemption, and such Senior Notes and the Senior Note Indenture to be satisfied and discharged, as of the Closing pursuant to and in accordance with Section 8.01(a) of the Senior Note Indenture, in either case including by jointly issuing written notice of such redemption to the holders of the Senior Notes and any other Person entitled to receipt of such notice under the Senior Note Documents; provided that, in the event that the immediately preceding clause (ii) shall be applicable, Skynet shall use its commercially reasonable efforts to cause all outstanding Senior Notes to be redeemed and no longer outstanding as soon as reasonably practicable after the Closing. If the Redemption Facility is outstanding immediately prior to the Closing, Skynet and Holdco shall reasonably cooperate with each other to cause the Redemption Facility to be prepaid in full as of the Closing, including by jointly issuing written notice of such prepayment to the lenders under such facility.
     4.16. Trustee Notice.
          If the Senior Notes are outstanding immediately prior to the Closing, on the Closing Date, Holdco shall notify the trustee under the Senior Note Indenture in writing of Holdco’s assumption of obligations under and in respect of the Senior Note Documents and the Collateral Documents pursuant to this Agreement.
     4.17. Parent Guaranty.
          Parent hereby irrevocably and unconditionally guarantees all of the obligations of Skynet under this Agreement (including obligations under Article VII).
     4.18. Exclusive Dealings.
          During the period from the date of this Agreement through the Closing Date or the earlier termination of this Agreement pursuant to the terms hereof, except as contemplated by this Agreement, neither Parent nor Skynet shall, and nor shall Parent or Skynet permit any of its Subsidiaries, directors, officers, employees, agents, representatives or advisors to, directly or indirectly, encourage, initiate or engage in discussions or negotiations with, or provide any information to, participate in or facilitate in any manner any effort or attempt by, or enter into any agreement with, any Person (other than Holdco and its Affiliates or Holdco’s representatives) concerning: (a) any acquisition of a material portion of the outstanding common equity interests of Holdco or any of its Subsidiaries; or (b) any merger, share exchange, sale of a material portion of the assets or similar transaction or any business combination or change of control of Skynet or any of its Subsidiaries or sale of the Business (other than sales of assets in compliance with Section 4.1) or otherwise seek to do any of the foregoing.
     4.19. Release of Liens.
          Skynet shall use its commercially reasonable efforts to take such actions as may be necessary to cause the Transferred Property and the Sale Assets to not be subject to any Liens (other than Permitted Liens) as of immediately after the Closing.
     4.20. Currency Hedging.
          (a) The parties acknowledge and agree that (i) Parent and PSP are responsible for converting their proportionate share of each tranche (“Tranche”) of United States dollar denominated debt that constitutes the Financing to be funded at the Telesat Closing (i.e., term loans, bridge notes, senior notes), into Canadian dollars to pay the purchase price in respect of the Purchased Shares at the Telesat Closing, and (ii) Parent’s and PSP’s proportionate share shall equal 65.37% and 34.63%, respectively. The parties further acknowledge and agree that subject to PSP’s compliance with Section 3.6(a) of the Ancillary Agreement, the basis swap transaction (the “Basis Swap”) entered into on December 27, 2006 between Morgan Stanley Capital Services Inc. and Skynet shall be deemed for purposes of this Section 4.20 to be a transaction entered into by Parent and PSP to hedge their proportionate share of the Term Loan B Tranche of the Financing.
          (b) The parties further acknowledge and agree that Parent and PSP may choose to hedge the foregoing amounts or leave them unhedged, in which case, for purposes of determining the Tranche Differential Rate, the exchange rate of any unhedged Tranche or unhedged portion of any Tranche shall be the actual exchange rate at which Canadian dollars are purchased to fund that portion of the purchase price at the Telesat Closing or as to any portion of such Tranche for which there was no purchase of Canadian dollars, the Closing Date Exchange Rate. Hedges procured by an Affiliate of Parent shall be deemed to be hedges procured by Parent for the purposes of this Agreement.
     4.21. Redemption of Skynet Preferred Stock.
          Within two Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Section 5.1 of the Share Purchase Agreement (other than those conditions that, by their nature, are to be satisfied at the Telesat Closing, but subject to the satisfaction or waiver of such conditions), Skynet shall call for redemption all issued and outstanding shares of Skynet Preferred Stock.
     4.22. Financial Information.
          From and after the date hereof and until the Closing Date, Skynet shall provide or make available to Holdco each calendar month such financial statements as Skynet regularly prepares with respect to the immediately preceding calendar month promptly after such financial statements become available; provided that, for the avoidance of doubt, Skynet shall not be obligated pursuant to this Section 4.22 to prepare, or to provide or make available to Holdco, any financial statements other than those monthly financial statements that are regularly prepared by Skynet in the Ordinary Course of Business.
     4.23. Insurance.
          Skynet shall, and shall cause its Subsidiaries to, and the Parent shall cause Skynet and its Subsidiaries to, maintain such insurance with such coverage and in such amounts, with such deductibles and against such risks and losses as Skynet deems reasonable in respect of the business and operations of Skynet and its Subsidiaries.
     4.24. Transfer of Certain Skynet Satellites.
          Skynet shall transfer the Skynet Satellites owned by it to Skynet Satellite L.P., a Delaware limited partnership, immediately prior to the Closing.
     4.25. Termination of Terminated Contracts.
          On and as of the Closing, Parent and Skynet shall cause the Terminated Contracts to be terminated without any further obligation or liability thereunder on the part of any party thereto.
     4.26. Waiver Relating to Certain Proposed Transactions.
          Skynet and Parent hereby irrevocably waive any and all claims or demands they may have at any time against Holdco and its Affiliates as a result of or arising directly or indirectly out of or in connection with (i) any Restructuring Decision, (ii) any restructuring of a Proposed Transaction, and (iii) any gain recognized by Skynet or its Affiliates as a result of consummation of a Proposed Transaction (other than any gain recognized by reason of breach of the covenant set forth in Section 4.10(i)), it being understood that nothing contained in this Section 4.26 shall relieve Holdco of any of its obligations, or shall otherwise affect any of Parent’s rights, under Section 4.10(i) of this Agreement.
     4.27. Certain Updated Disclosures.
          (a) On the Closing Date, Skynet shall deliver to Holdco revised versions of Sections 3.1(p)(iii) and 3.1(p)(iv) of the Skynet Disclosure Letter updated through the Closing Date.
          (b) On the Closing Date, Skynet shall deliver to Holdco a revised version of Section 3.1(t) of the Skynet Disclosure Letter updated through the Closing Date.

ARTICLE V.
CONDITIONS
     5.1. Conditions to Obligations of the Parties.
          The obligations of Holdco and Skynet to consummate the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by either party hereto (as to itself only and not with respect to or on behalf of the other party) to the extent permitted by applicable Law:
          (a) the Major Regulatory Approvals shall have been obtained;
          (b) (i) no Canadian or United States court or other Governmental Entity in Canada or the United States shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) which is in effect and (A) prohibits the consummation of the transactions contemplated hereby or (B) impairs the consummation of the transactions contemplated by this Agreement, and (ii) no court or other Governmental Entity outside of Canada or the United States shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits the consummation of the transactions contemplated by this Agreement, provided that, with respect to each of clause (i)(B) and (ii), as applicable, the consummation of the transactions contemplated by this Agreement in violation of such prohibition, or notwithstanding such impairment, would reasonably be expected to result in a Business Material Adverse Effect;
          (c) the Telesat Closing shall have been consummated; and
          (d) prior to or simultaneously with the Closing, either (i) all outstanding amounts under or in respect of the Senior Notes or the Redemption Facility shall have been paid in full and neither the Senior Notes nor the Redemption Facility shall be outstanding or (ii) in the event that Senior Notes are outstanding and no Redemption Facility is in place, the Senior Notes shall have been called for redemption, and the Senior Notes and the Senior Note Indenture shall have been satisfied and discharged, pursuant to and in accordance with Section 8.01(a) of the Senior Note Indenture.
     5.2. Conditions to Obligations of Holdco.
          The obligations of Holdco to acquire the Transferred Property and consummate the other transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Holdco to the extent permitted by applicable Law:
          (a) the representations and warranties of Skynet contained in Section 3.1, read as though they did not contain any qualification as to materiality, Business Material Adverse Effect or Skynet Material Adverse Effect, shall have been true and correct as of the date hereof, except where the failure of such representations or warranties to be so true and correct, in the aggregate, has not had or would not reasonably be expected to have, a Business Material Adverse Effect (it being understood that, for the avoidance of doubt, the failure of any such representation or warranty to be true and correct on or as of the Closing Date shall not be a condition to the effectuation of the Closing);
          (b) the covenants contained in this Agreement to be complied with or performed by Skynet shall have been complied with or performed; provided that the matters set forth in this Section 5.2(b) shall not be a condition to the obligation of Holdco to consummate the acquisition of the Transferred Property and the other transactions hereunder unless and until such matters, in the aggregate, shall have had a Business Material Adverse Effect;
          (c) the Confirmation Order shall be in full force and effect and shall not have been reversed, vacated or stayed or amended or otherwise modified in a manner that is material and adverse to the Business or which otherwise materially and adversely impairs the consummation of the transactions contemplated by this Agreement and the Asst Purchase Agreement;
          (d) the Shareholders Agreement shall have been executed and delivered by each party thereto other than Holdco and PSP;
          (e) the Third Party Consents shall have been obtained, except for those Third Party Consents the failure of which to be obtained would not, individually or in aggregate, reasonably be expected to result in a Business Material Adverse Effect;
          (f) prior to or simultaneously with the Closing, (i) all issued and outstanding shares of Skynet Preferred Stock shall have been called for redemption by Skynet and (ii) pursuant to and in accordance with Article V.D of the Skynet Preferred Stock Terms, Skynet shall have deposited with its transfer agent or other redemption agent, as a trust fund for the benefit of the holders of the shares of Skynet Preferred Stock to be redeemed, cash that is sufficient in amount to redeem all such shares to be redeemed, with irrevocable instructions and authority to such transfer agent or other redemption agent to pay to the respective holders of such shares the Redemption Price (as defined in the Skynet Preferred Stock Terms) upon surrender of their respective share certificates for the shares to be redeemed;
          (g) there shall not have been instituted or be pending any Action before any court or other Governmental Entity by any Governmental Entity seeking to prohibit the consummation of the transactions contemplated by this Agreement or the Asset Purchase Agreement, provided that, with respect to any such Action by any Governmental Entity outside of the United States or Canada, such Governmental Entity is reasonably expected to prevail in such Action, and such Action would, if such Governmental Entity were to so prevail in such Action, reasonably be expected to have a Business Material Adverse Effect; and
          (h) Holdco shall have received the items set forth in Section 2.1(b)(ii).

     5.3. Conditions to Obligations of Skynet.
          The obligations of Skynet to transfer the Transferred Property and to consummate the other transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions, any or all of which may be waived in whole or in part by Skynet to the extent permitted by applicable Law:
          (a) the representations and warranties of Holdco contained in Section 3.2 shall have been true and correct as of the date hereof and as of the Closing Date, except where the failure of such representations or warranties to be so true and correct would, individually or in the aggregate, not reasonably be expected to materially and adversely affect the ability of Skynet or Holdco to consummate the transactions contemplated by this Agreement;
          (b) the covenants contained in this Agreement to be complied with or performed by Holdco shall have been complied with or performed in all material respects;
          (c) in the event that the Closing shall occur at any time other than simultaneously with the Telesat Closing, Holdco shall have redeemed for cash any and all Redeemable Holdco Shares then held by Parent or any of its Subsidiaries in accordance with the terms of the Parent Subscription Agreement; and
          (d) the Shareholders Agreement shall have been executed and delivered by each party thereto other than Parent and Skynet;
          (e) the Consulting Agreement shall have been executed and delivered by each party thereto other than Parent; and
          (f) Skynet shall have received the items set forth in Section 2.1(b)(i);
provided, however, that Skynet may not refuse to effect the Closing as a result of the failure of any condition contained in this Section 5.3 failing to be satisfied to the extent that Parent is responsible for such failure.
ARTICLE VI.
TERMINATION
     6.1. Termination Upon Termination of the Share Purchase Agreement.
          This Agreement shall terminate and the transactions contemplated hereby shall be abandoned simultaneously with any termination of the Share Purchase Agreement for any reason whatsoever.
     6.2. Termination by Mutual Consent.
          This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by the mutual consent of Skynet, on the one hand, and Holdco, on the other hand.

     6.3. Termination by Holdco.
          This Agreement may be terminated and the transactions contemplated hereby may be abandoned by Holdco at any time after the Outside Date if the Closing has not occurred before 5:00 pm (Toronto time) on the Outside Date, by delivery of a notice thereof to Skynet, provided that, Holdco shall not have such right to terminate if: (a) it is in material default or breach of this Agreement at such time; or (b) the failure of the Closing to have occurred on or before the Outside Date is the result of any material default or breach of this Agreement or any willful act or failure to act on the part of Holdco designed to impede the consummation of any transaction contemplated hereby.
     6.4. Termination by Skynet.
          This Agreement may be terminated and the transactions contemplated hereby may be abandoned by Skynet at any time after the Outside Date if the Closing has not occurred before 5:00 pm (Toronto time) on the Outside Date, by delivery of a notice thereof to Holdco, provided that, Skynet shall not have such right to terminate if: (a) it or Parent is in material default or breach of this Agreement at such time; or (b) the failure of the Closing to have occurred on or before the Outside Date is the result of any material default or breach of this Agreement or any willful act or failure to act on the part of Skynet or Parent designed to impede the consummation of any transaction contemplated hereby.
     6.5. Effect of Termination.
          In the event of the termination of this Agreement pursuant to this Article VI, this Agreement shall become null and void and no party hereto (or any of its directors (or Persons in similar positions), officers, Affiliates, shareholders, equity holder, agents or representatives) shall have any liability or further obligation to the other party hereto pursuant to this Agreement, except that nothing herein will relieve any party hereto from liability for any breach by it of the provisions of this Agreement occurring prior to the date of such termination.
ARTICLE VII.
INDEMNIFICATION
     7.1. Survival of Covenants, Representations and Warranties.
          All representations and warranties set forth in Article III hereof shall survive the Closing; provided, however, that neither party shall be entitled to recover any Losses pursuant to Section 7.2 or Section 7.3 hereof unless written notice of a Claim is delivered to the other party prior to the Applicable Limitation Date. For purposes of this Agreement, the term “Applicable Limitation Date” shall mean the first (1st) anniversary of the Closing Date; provided, however, that the Applicable Limitation Date with respect to the following Losses shall be as follows:
          (a) with respect to any Loss arising from or related to a breach of the representations and warranties of Skynet set forth in Section 3.1(m) (Tax Matters), the Applicable Limitation Date shall be the 90th day following the expiration of the applicable statute of limitations;

          (b) with respect to any Loss arising from or related to a breach of the representations and warranties of Skynet set forth in Sections 3.1(a) (Corporate Organization and Qualification), 3.1(c) (Corporate Authority), 3.1(n)(i) (Title to Assets), 3.1(x) (Skynet Investor Matters) or fraud on the part of Skynet, the Applicable Limitation Date shall be the date on which all claims relating to such breach shall have been barred by the statute of limitations applicable thereto;
          (c) with respect to any Loss arising from or related to a breach of the representations and warranties of Holdco set forth in Sections 3.2(a) (Corporate Organization and Qualification), 3.2(b) (Corporate Authority), 3.2(f) (Holdco Investor Matters) and 3.2(g) (Holdco Shares) or fraud on the part of Holdco, the Applicable Limitation Date shall be the date on which all claims relating to such breach shall have been barred by the statute of limitations applicable thereto;
          (d) all covenants and agreements contained herein or in the Asset Purchase Agreement that by their terms are to be performed in whole or in part, or which prohibit actions, subsequent to the Closing Date, shall survive the Closing in accordance with their terms, all other covenants and agreements contained herein or in the Asset Purchase Agreement shall not survive the Closing and shall thereupon terminate; provided that any breach of Section 4.13 or any covenant contained elsewhere in this Agreement that, by its terms, is to be performed before the Closing shall survive the Closing until the first (1st) anniversary of the Closing Date.
     7.2. Indemnification by Skynet.
          Subject to Sections 4.14 and 7.7, Skynet agrees to indemnify and save harmless Holdco and its Affiliates (other than Parent, Skynet or any of their Subsidiaries) from, and to pay the applicable indemnified person the amount of, all Losses (whether or not involving a third party claim) suffered or incurred by Holdco or any of such Affiliates as a result of or arising directly or indirectly out of or in connection with:
          (a) any breach by Skynet of, or any inaccuracy of any representation or warranty of Skynet contained in Section 3.1 hereof as of the date hereof and/or as of the Closing Date (provided that Skynet shall not be required to indemnify or save harmless Holdco in respect of any such breach or inaccuracy of representation or warranty unless Holdco shall have provided written notice of a Claim to Skynet on or prior to the Applicable Limitation Date related to such representation and warranty as set out in Section 7.1 hereof, and provided further that Skynet shall have no indemnification obligation under this Article VII in respect of any breach as of the Closing Date of the representations and warranties set forth in Section 3.1(p)(ii) hereof);
          (b) any breach or non-performance by Parent or Skynet of any covenant or agreement to be performed by it which is contained in this Agreement or the Asset Purchase Agreement;
          (c) the ownership, possession, operation and use of the Excluded Property;
          (d) the Excluded Liabilities (other than any Interim Taxes);

          (e) any breach or non-performance by the Buyer of any covenant or agreement to be performed by it which is contained in the Asset Purchase Agreement, which breach shall have occurred prior to the Closing (as defined in the Asset Purchase Agreement); and
          (f) any fees, commissions, or other payments, including indemnity payments, payable to any Person who acted or claims to have acted as a broker, finder or financial advisor for Parent, Skynet or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement, provided that such Person shall have not been disclosed in Section 7.2(f) of the Skynet Disclosure Letter;
provided that nothing in Section 7.2(c) or 7.2(d) is intended to limit in any respect the indemnification rights of Skynet and its Affiliates under Section 7.3(a) or 7.3(b).
     7.3. Indemnification by Holdco.
          Subject to Section 7.7, Holdco agrees to indemnify and save harmless Skynet and its Affiliates (other than Holdco or any of its Subsidiaries) from all Losses (whether or not involving a third party claim) suffered or incurred by Skynet or any of such Affiliates as a result of or arising directly or indirectly out of or in connection with:
          (a) any breach by Holdco of, or any inaccuracy of, any representation or warranty contained in Section 3.2 hereof as of the date hereof and/or as of the Closing Date (provided that Holdco shall not be required to indemnify or save harmless Skynet or any of its Affiliates in respect of any such breach or inaccuracy of representation or warranty (i) unless Skynet shall have provided notice to Holdco on or prior to the Applicable Limitation Date related to such representation and warranty as set out in Section 7.1 hereof or (ii) to the extent that Parent is responsible for such breach by Holdco);
          (b) any breach or non-performance by Holdco of any covenant or agreement to be performed by it which is contained in this Agreement or, on or after the Closing Date, by the Buyer under the Asset Purchase Agreement (provided that Holdco shall not be required to indemnify or save harmless Skynet or any of its Affiliates in respect of any such breach or non-performance of covenant or agreement to the extent that Parent is responsible for such breach by Holdco);
          (c) the ownership, possession and use of the Transferred Property and the Sale Asset and the operation of the Business from and after the Closing; and
          (d) the Assumed Liabilities hereunder and the “Assumed Liabilities” under the Asset Purchase Agreement;
provided that nothing in Section 7.3(c) or 7.3(d) is intended to limit in any regard the indemnification rights of Holdco and its Affiliates under Section 7.2(a), 7.2(b) or 7.2(f).

     7.4. Claims.
          (a) As soon as is reasonably practicable after becoming aware of any event or circumstances that could give rise to a claim for indemnification or payment under this Agreement (a “Claim”), the party claiming indemnification or payment (the “Indemnified Person”) from any other party shall promptly give notice to the party from whom indemnification or payment is requested (the “Indemnifying Person”) of the factual basis of the Claim briefly describing the facts giving rise to the claim and the amount of the Claim, or, if an amount is not then determinable, an approximate and reasonable estimate of the likely amount of the Claim; provided that the failure of the Indemnified Person to give notice shall not relieve the Indemnifying Person of its obligations under this Article VII, except to the extent (if any) that the Indemnifying Person shall have been prejudiced thereby.
          (b) Following receipt of notice from the Indemnified Person of the Claim, the Indemnifying Person shall have sixty (60) days to make such investigation of the Claim as it considers necessary or desirable. For the purpose of such investigation, the Indemnified Person shall make available to the Indemnifying Person the information relied upon by the Indemnified Person to substantiate the Claim and shall provide the Indemnifying Person with access, upon reasonable notice and during normal business hours, to its books and records, properties and personnel relating to the Claim.
          (c) If the Claim involves an Action that is instituted against an Indemnified Party by a Person other than an Indemnifying Person (a “Third Party Claim”), the provisions set forth in Section 7.5 shall be applicable.
     7.5. Third Party Claims.
          The obligations and liabilities of the parties hereunder with respect to a Third Party Claim for which an Indemnified Person is entitled to indemnification pursuant to this Article VII shall be subject to the following additional terms and conditions:
          (a) The Indemnifying Person shall have the right, but not the obligation, to defend against and to direct the defense of any such Third Party Claim and any related Actions, in its name or in the name of the Indemnified Person at the Indemnifying Person’s expense and with counsel of the Indemnifying Person’s own choosing, and the Indemnified Person shall cooperate in the defense thereof; provided, however, that an Indemnifying Person may only exercise such right after acknowledging its obligations hereunder to indemnify the Indemnified Person. The Indemnified Person may participate in such defense with counsel of its own choosing, at its own expense; provided, however, that such Indemnified Person shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Person if in the reasonable opinion of outside counsel to the Indemnified Person, a conflict of interests exists or is reasonably likely to exist between the Indemnified Person and the Indemnifying Person that would make such separate representation advisable. The Indemnifying Person shall not, as long as it conducts the defense of any Third Party Claim on behalf of the Indemnified Person, be liable to the Indemnified Person under this Article VII for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim incurred by the Indemnified Person in connection with the defense of such Third Party Claim.

          (b) If, however, the Indemnifying Person fails or refuses to undertake the defense of such Third Party Claim within fourteen (14) days after the notice of such Third Party Claim has been given to the Indemnifying Person by the Indemnified Person (or, if later, fourteen (14) days after an Action is brought by the third party making the Third Party Claim) or if the Indemnifying Person later withdraws from such defense, the Indemnified Person shall have the right (subject to the right of the Indemnifying Person to assume the defense of such claim at any time prior to the settlement, compromise or final determination thereof) to undertake the defense of such claim with counsel of its own choosing, with the Indemnifying Person responsible for the reasonable costs and expenses of such defense. No settlement of, or payment in respect of, any Third Party Claim involving potential liability of the Indemnifying Person under this Article VII shall be made by or on behalf of the Indemnified Person without the prior written consent of the Indemnifying Person, which consent shall not be unreasonably withheld or delayed.
          (c) Notwithstanding anything in this Section 7.5 to the contrary, an Indemnifying Person shall not be entitled to assume the defense of any Third Party Claim (and the Indemnifying Person shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Person in defending such Third Party Claim) if (i) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Person that the Indemnified Person reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages and which could reasonably be expected to have a material impact on the business of the Indemnified Person and its Subsidiaries, taken as a whole, or (ii) the Third Party Claim involves a criminal claim.
          (d) Notwithstanding anything in this Section 7.5 to the contrary, the Indemnifying Person shall not, without the written consent of the Indemnified Person, settle or compromise any Third Party Claim or consent to entry of any judgment against the Indemnified Party unless the claimant or claimants under such Third Party Claim provide to the Indemnified Persons a release from all liability in respect of the Third Party Claim.
     7.6. Subrogation.
          Upon payment in full of any Claim or the payment of any judgment or settlement with respect to a Third Party Claim, the Indemnifying Person shall be subrogated to the extent of such payment to the rights of the Indemnified Person against any Person with respect to the subject matter of such Claim or Third Party Claim. The Indemnified Person shall assign or otherwise cooperate with the Indemnifying Person, at the cost and expense of the Indemnifying Person, to pursue any claims against, or otherwise recover amounts from, any Person liable or responsible for any Losses for which indemnification has been received pursuant to this Agreement.
     7.7. Minimum Indemnification Threshold and Limits.
          (a) Skynet shall not be obligated to indemnify or pay Holdco or any of it Affiliates pursuant to Section 7.2(a) hereof unless and until the aggregate amount of the Losses incurred or sustained by Holdco and its Affiliates relating to, or arising out of or in connection with, the matters set forth in Section 7.2(a) exceeds an amount equal to, with respect to such representations and warranties that are made on the date hereof, $8,390,575 (the “Execution Date Breach Threshold”) and, with respect to such representations and warranties that are made on the Closing Date, $41,952,875 (the “Closing Date Breach Threshold,” it being understood that each of the Execution Date Breach Threshold and the Closing Date Breach Threshold, as applicable, shall be referred to herein as the “Minimum Indemnification Threshold”), in which case Skynet shall have an indemnification and payment obligation for all such amounts that exceed the applicable Minimum Indemnification Threshold; provided, however, that Skynet shall not be liable to Holdco and its Affiliates for any Losses relating to a single claim (or group of claims relating to the same matter) under Section 7.2(a) not exceeding $250,000 (the “Basket Amount”) (and, for greater certainty, any single claim or group of claims not exceeding the Basket Amount shall not be considered in determining whether the Minimum Indemnification Threshold has been attained); provided, further, that in no event shall Skynet’s maximum aggregate indemnification and payment liability for all Losses under Section 7.2(a), together with claims, if any, against Skynet under or in respect of the Asset Purchase Agreement, exceed $83,905,750 (the “Cap”); provided, further, however, that each of the Minimum Indemnification Threshold and the Cap shall be subject to reduction as follows:
                    (i) the Execution Date Breach Threshold shall be reduced by an amount equal to 1% of the sum of (A) the MAE Adjustment Amount (if any) paid by Skynet or any of its Affiliates (other than Holdco or any of its Subsidiaries), expressed in US dollars at the Agreed Exchange Rate, and (B) the Final Adjustment Amount (if negative), expressed in United States dollars at the Closing Date Exchange Rate;
                    (ii) the Closing Date Breach Threshold shall be reduced by an amount equal to 5% of the sum of (A) the MAE Adjustment Amount (if any) paid by Skynet or any of its Affiliates (other than Holdco or any of its Subsidiaries), expressed in US dollars at the Agreed Exchange Rate, and (C) the Final Adjustment Amount (if negative), expressed in United States dollars at the Closing Date Exchange Rate; and
                    (iii) the Cap shall be reduced by an amount equal to 10% of the sum of (A) the MAE Adjustment Amount (if any) paid by Skynet or any of its Affiliates (other than Holdco or any of its Subsidiaries), expressed in US dollars at the Agreed Exchange Rate, and (B) the Final Adjustment Amount (if negative), expressed in United States dollars at the Closing Date Exchange Rate.
          (b) Neither any Minimum Indemnification Threshold, the Basket Amount nor the Cap set forth in Section 7.7(a) shall apply to indemnification of, or payment to, Holdco or any of its Affiliates for or with respect to Losses related to (i) the failure to be true and correct of any of the representations and warranties set forth in Sections 3.1(a) (Corporate Organization and Qualification), 3.1(c) (Corporate Authority), 3.1(m) (Tax Matters), 3.1(n) (Title to Assets; Sufficiency of Assets), 3.1(x) (Skynet Investor Matters) or 3.1(y) (Affiliate Payments), or (ii) willful breaches of the representations and warranties of Skynet contained in this Agreement.
          (c) Holdco shall not be obligated to indemnify or pay Skynet or any of it Affiliates pursuant to Section 7.3(a) hereof unless and until the aggregate amount of the Losses incurred or sustained by Skynet and its Affiliates relating to, or arising out of or in connection with, the matters set forth in Section 7.3(a) exceeds an amount equal to, with respect to such representations and warranties that are made on the date hereof, the Execution Date Breach Threshold and, with respect to such representations and warranties that are made on the Closing Date, the Closing Date Breach Threshold, in which case Skynet shall have an indemnification and payment obligation for all such amounts that exceed the applicable Minimum Indemnification Threshold; provided, however, that Holdco shall not be liable to Skynet and its Affiliates for any Losses relating to a single claim (or group of claims relating to the same matter) under Section 7.3(a) not exceeding the Basket Amount (and, for greater certainty, any single claim or group of claims not exceeding the Basket Amount shall not be considered in determining whether the Minimum Indemnification Threshold has been attained); provided, further, that in no event shall Holdco’s maximum aggregate indemnification and payment liability for all Losses under Section 7.3(a) exceed the Cap.
          (d) Neither any Minimum Indemnification Threshold, the Basket Amount nor the Cap set forth in Section 7.7(c) shall apply to indemnification of, or payment to, Skynet or any of its Affiliates for or with respect to Losses related to (i) the failure to be true and correct of any of the representations and warranties set forth in Sections 3.2(a) (Corporate Organization and Qualification), 3.2(b) (Corporate Authority), 3.2(f) (Holdco Investor Matters) or 3.2(g) (Holdco Shares) or (ii) any willful breach of the representations and warranties of Holdco contained in this Agreement except to the extent that Parent is responsible for such breach by Holdco.
     7.8. Net Losses.
          Any indemnification pursuant to this Article VII shall be net of:
          (a) any actual federal, provincial or state income tax benefit, specifically arising from the facts and circumstances giving rise to the Loss and actually realized by the Indemnified Person (or any of its Affiliates) (i) by a reduction in Taxes payable, or (ii) by the receipt of a refund of Taxes, by the Indemnified Person (or such Affiliates) (which, in the case of Holdco shall include Skynet’s Subsidiaries acquired by Holdco hereunder) but also taking into account any Taxes payable by the Indemnified Person or withheld with respect to the indemnification payment so that the Indemnified Person, on an after-tax basis, shall be placed in the same position as though the facts and circumstances giving rise to the Loss had never occurred or existed;
          (b) any insurance proceeds received by the Indemnified Person (or its Affiliates) (which, in the case of Holdco shall include Skynet’s Subsidiaries acquired by Holdco hereunder), with respect to the Loss, net of any increase in insurance premiums incurred by the Indemnified Person as a result of such Loss. The Indemnified Person shall treat the Loss in a good faith manner that causes any federal, provincial, state or other income tax benefit to apply in the earliest year reasonably permissible; and
          (c) in the case of any claim for indemnification by Holdco or any of its Affiliates, any MAE Adjustment Amount (or portion thereof) that is paid and which relates to any Loss in respect of which such claim is made.

     7.9. Miscellaneous.
          (a) Skynet and Holdco shall each be responsible, as an Indemnified Person, for taking or causing to be taken all reasonable steps to mitigate its Losses upon and after becoming aware of any event that could reasonably be expected to give rise to Losses that may be indemnifiable under this Article VII.
          (b) No breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of either party hereto, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.
     7.10. Tax Treatment of Indemnity Payments.
          The parties agree to treat any indemnity payment made pursuant to this Article VII as an adjustment to the consideration in respect of the Transferred Property, as finally determined pursuant to Sections 2.5, 2.6 and 2.7, for all income Tax purposes in a manner agreeable to the parties. If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under Article VII is determined to be taxable to the Indemnified Person by any Governmental Entity, the Indemnifying Person shall also indemnify the Indemnified Person for any additional Taxes incurred by reason of the receipt of such payment except to the extent such Taxes were taken into account under Section 7.8(a).
     7.11. Investigations.
          The right to indemnification or any other remedy based on representations, warranties or covenants of Parent or Skynet (as applicable) under this Agreement shall not be affected by (a) any investigation conducted by Holdco or PSP or (b) any knowledge acquired (or capable of being acquired) by any such Person at any time, whether before or after the date hereof or the Closing, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty or covenant.
     7.12. Exclusive Remedy After Closing Date.
          All claims after the Closing for breaches of any representations or warranties in this Agreement or any breach of covenant or other provision of this Agreement (other than a claim for specific performance or injunctive relief), or with respect to which indemnification rights are vested in any party pursuant to Section 7.2 or 7.3 (as applicable), shall be made exclusively under and in accordance with this Article VII.
ARTICLE VIII.
MISCELLANEOUS AND GENERAL
     8.1. Payment of Expenses.
          Notwithstanding anything to the contrary contained in the Transaction Agreements, the Share Purchase Agreement or the Investors Letter Agreement (including

Section 10 of the Investors Letter Agreement), whether or not the transactions contemplated by this Agreement shall have been consummated, Holdco shall pay, and shall be solely responsible for the payment of, any and all costs and expenses (including all costs and expenses with respect to pursuing Third Party Consents and of any advisors, including legal counsel) incurred by Holdco and Skynet incident to preparing, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.
     8.2. Modification or Amendment.
          Skynet and Holdco may modify or amend this Agreement by written agreement executed and delivered by duly authorized officers of such parties. No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by Skynet and Holdco. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.
     8.3. Further Assurances.
          Each party to this Agreement covenants and agrees that, from time to time subsequent to the Closing, it will execute and deliver all such documents including all such additional conveyances, transfers, consents and other assurances, and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or any of the respective obligations intended to be created hereby or thereby.
     8.4. Counterparts.
          For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
     8.5. Governing Law and Waiver of Jury Trial.
          This Agreement, and all matters arising out of or relating to this Agreement and the transactions contemplated hereby, including (a) its negotiation, execution, and validity, and (b) any claim or cause of action, whether in contract, tort or otherwise (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, construed and interpreted in accordance with the laws of the State of New York, without regard to the conflicts of law rules and principles thereof. Any suit, action or proceeding against any party or any of its assets arising out of or relating to this Agreement shall be brought in the federal or state courts located in New York, New York, and each party hereby irrevocably and unconditionally attorns and submits to the exclusive jurisdiction of such courts over the subject matter of any such suit, action or proceeding. Each party irrevocably waives and agrees not to raise any objection it might now or hereafter have to any such suit, action or proceeding in any such court including any objection that the place where such court is located is an inconvenient forum or that there is any other suit, action or proceeding in any other place relating in whole or in part to the same subject matter. EACH PARTY HEREBY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE OR

CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each party irrevocably consents to process being served by any party to this Agreement in any legal proceeding by delivery of a copy thereof in accordance with the provisions of Section 8.7.
     8.6. Time of Essence.
          Time shall be of the essence in this Agreement.
     8.7. Notices.
     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand, courier (with a copy sent by facsimile), by facsimile or other means of electronic communication (with a copy sent by courier) or by delivery as hereafter provided. Any such notice or other communication, if sent by courier or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the confirmation of receipt, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this Section 8.7. Notices and other communications shall be addressed as follows or to such other address as the parties shall notify each other in writing from time to time:
          if to Holdco:
4363205 Canada Inc.
c/o McCarthy Tétrault LLP
66 Wellington Street
Toronto, M5K 1E6
Attention:       Secretary (c/o Robert Forbes)
Facsimile:       (416) 868-0673
          with a copies to:
Public Sector Pension Investments Board
c/o PSP Investments
1250 René-Lévesque Blvd West
Suite 2030
Montréal (Québec) H3B 4W8
Attention:       First Vice President and General Counsel

Telephone:       (514) 939-5376
Facsimile:       (514) 937-0403
and
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention:       Douglas P. Warner
Telephone:       (212) 310-8751
Facsimile:       (212) 310-8007
          if to Skynet:
Loral Skynet Corporation
c/o Loral Space & Communications Inc.
600 Third Avenue
New York, NY 10016
Attention:       Avi Katz
Telephone:       (212) 338-5340
Facsimile:       (212) 338-5320
          with copies to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:       Bruce R. Kraus
Telephone:       (212) 728-8237
Facsimile:       (212) 728-9237
and
McCarthy Tétrault LLP
66 Wellington Street
Toronto, M5K 1E6
Attention:       Robert Forbes
Telephone:       (416) 601-8267
Facsimile:       (416) 868-0673

     8.8. Severability.
          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
     8.9. Entire Agreement.
          Except as agreed to in writing on or after the date hereof, this Agreement and the other Transaction Agreements constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties (both written and oral), among the parties with respect to the subject matter hereof, including Sections 7, 11, 13 and 20(b) of, and the schedules to, the Investors Letter Agreement.
     8.10. Assignment.
          No party may transfer or assign any of its rights or obligations hereunder without the express written consent of each other party hereto, and any such attempted transfer in violation of this Section 8.10 shall be null and void ab initio, provided, however, that a party hereto may, without the prior written consent of any other party hereto, (a) assign (in whole or in part) this Agreement and all of its rights hereunder to its lenders and debt providers (or any administrative or collateral agent therefor) for collateral security purposes, and (b) following the Closing, assign (in whole or in part) this Agreement and its rights and obligations hereunder to any of its Subsidiaries; provided, further, that, notwithstanding any such assignment described in the immediately preceding clauses (a) and (b), the assigning party shall remain liable to perform all of its obligations hereunder.
     8.11. Parties in Interest and Rights of PSP and Senior Notes Trustee.
          This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than Article VII (which is intended to be for the benefit of the Indemnified Persons covered thereby and may be enforced by such Persons as third party beneficiaries); provided, however, that, from the date hereof through the date of the Telesat Closing, PSP shall have the right to take any action on behalf of Holdco, and to exercise all remedies and rights on behalf of and for the benefit of Holdco, under this Agreement, and shall be entitled to full indemnity from Holdco in respect of, and Holdco shall pay to PSP an amount equal to, any Losses incurred by PSP in doing so (including any costs and expenses incurred by PSP incident to exercising any such remedies or rights) unless PSP shall have acted in bad faith or shall have been grossly negligent, provided that nothing contained in this Section 8.11 shall be deemed to create any liability on PSP’s part to any of the parties hereto in connection with, and no party hereto shall have any recourse against PSP for, any action so taken, or any exercise of such remedies or rights made, by PSP on behalf of or for the benefit of Holdco prior to the Telesat Closing pursuant to this Section 8.11; provided, further, that the trustee under the Senior Note Indenture shall be deemed a third party beneficiary hereof with respect to any amounts under or in respect of the Senior Notes constituting Assumed Liabilities. PSP shall be a third party beneficiary of the provisions of Sections 4.9, 4.10(f), 4.10(i) and 4.10(k), Article VII (as an Indemnified Person) and this Section 8.11.
     8.12. Successors.
          This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors.
[signatures on following page]

          IN WITNESS WHEREOF, this Asset Transfer Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first hereinabove written.

4363205 CANADA INC.
By:	/s/ Michael B. Targoff
	Name:	Michael B. Targoff
	Title:	Vice Chairman

By:	/s/ Jim Pittman
	Name:	Jim Pittman
	Title:	Vice President

LORAL SKYNET CORPORATION
By:	/s/ Michael B. Targoff
	Name:	Michael B. Targoff
	Title:	Chief Executive Officer

LORAL SPACE & COMMUNICATIONS INC.
By:	/s/ Michael B. Targoff
	Name:	Michael B. Targoff
	Title:	Chief Executive Officer

EXHIBIT C
CONSULTING SERVICES AGREEMENT
THIS AGREEMENT is made as of the • day of •, 2007,
B E T W E E N:
LORAL SPACE & COMMUNICATIONS INC., a corporation incorporated under the laws of Delaware
(hereinafter referred to as “Loral”)
– and –
TELESAT CANADA, a corporation incorporated under the laws of Canada
(hereinafter referred to as “Telesat”)
WHEREAS, Loral is engaged in the satellite communications business through its wholly-owned subsidiary, Loral Skynet Corporation (“Skynet”);
AND WHEREAS, Telesat is also engaged in the satellite communications business;
AND WHEREAS, Loral has many years experience and significant expertise in the operations of satellite communications businesses, and in particular outside of Canada;
AND WHEREAS, Loral currently provides certain consulting services to Skynet;
AND WHEREAS, it is intended that Loral will transfer, or cause to be transferred, to Telesat all of the assets of Skynet;
AND WHEREAS, it is intended that Loral will provide to Telesat certain consulting services on the terms and conditions set forth herein, both in relation to the Skynet business and otherwise related to the satellite communication business of Telesat;
AND WHEREAS, Telesat wishes to retain Loral to act as its consultant, on a non-exclusive basis, in connection with its business, on the terms and conditions set forth herein;
AND WHEREAS, Loral is willing to act as a consultant to Telesat on that basis;
NOW, THEREFORE, in consideration of the covenants contained herein and for other consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties (as defined herein) agree as follows:
ARTICLE 1 – INTERPRETATION
1.01 Definitions
In this Agreement, unless the subject matter or context is inconsistent with such meaning:

“Affiliate” means any Person which, directly or indirectly, Controls, is Controlled by or is under common Control of another.
“Alternative Subscription Agreement” means that certain Alternative Subscription Agreement dated August 7, 2007 by and among Loral Space & Communications Inc., Loral Skynet Corporation and 4363205 Canada Inc. in respect of the transfer of certain assets to 4363205 Canada Inc. and the subscription of shares of 4363205 Canada Inc.
“Agreement” means this agreement, including any recitals, as amended, supplemented or restated from time to time and “hereof” and “hereto” shall have corresponding meanings.
“Board” means the board of directors of Telesat.
“Business Day” means any day other than a Saturday, Sunday or a day on which (1) the principal Canadian bank of Telesat is required or authorized to close in the City of Ottawa; or (2) the principal bank of Loral in New York City is required or authorized to be closed, in either case whether in accordance with established banking practice or by reason of unanticipated events, including adverse weather conditions.
“Business Plan” means the five-year business plan of Telesat as prepared, updated and amended from time to time in accordance with the Unanimous Shareholders Agreement.
“Control” (including, with correlative meanings, the terms “Controlled by” and “under common Control with”) means the possession of the power, in law or in fact, to direct or cause the direction of the management and policies of a corporation whether through legal and beneficial ownership of a majority of voting securities of the corporation, by agreement or otherwise.
“including” and “includes” shall be deemed to be followed by the statement “without limitation” and neither of such terms shall be construed to limit any word or statement which it follows to the specific or similar items or matters immediately following it.
“Parties” means Loral and Telesat and “Party” means any one of them.
“Person” means any natural person, sole proprietorship, partnership, corporation, trust, joint venture, any Regulatory Authority or any incorporated or unincorporated entity or association of any nature or any other entity recognized by applicable law.
“Regulatory Authority” means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and any governmental, administrative or regulatory entity, authority, commission, tribunal, ministry, official or agency.
“Skynet Asset Transfer Agreement” means that certain Asset Transfer Agreement dated August 7, 2007 by and among 4363205 Canada Inc., Loral Skynet Corporation and Loral Space & Communications Inc. in respect of the transfer to 4363205 Canada Inc. of certain assets of Loral Skynet Corporation.

“Unanimous Shareholders Agreement” means the Unanimous Shareholders Agreement of and in respect of 4363205 Canada Inc., 4363213 Canada Inc. and Telesat dated •, 2007, as the same may be amended, restated or supplemented from time to time.
1.02 Statutory References
Unless otherwise provided herein, each reference to an enactment is deemed to be a reference to that enactment, and to the regulations made under that enactment, as amended or re-enacted from time to time.
1.03 Headings
The division of this Agreement into articles, sections, subsections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
1.04 References
Unless otherwise specified, references in this Agreement to Sections and Schedules are to sections of, and schedules to, this Agreement.
1.05 Number, Gender and Section References
Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders.
1.06 Calculation of Time
In this Agreement, a period of days which commences with an event shall be deemed to begin on the first day after the event and to end at 6:00 p.m. on the last day of the period and a period of days which commences on a date shall be deemed to begin on that date and to end at 6:00 p.m. on the last day of the period. If, however, the last day of a period does not fall on a Business Day, the period shall terminate at 6:00 p.m. on the next Business Day. References to dates and times in this Agreement are to local dates and times in Ottawa, Ontario, unless otherwise stated.
1.07 Currency
Unless specified otherwise, all statements of or references to dollar amounts in this Agreement are to currency of the United States of America.
ARTICLE 2 – APPOINTMENT
2.01 Terms and Conditions
Subject to the terms and conditions of this Agreement, Telesat hereby retains Loral as its consultant respecting its business and operations and Loral accepts such retainer.

2.02 Performance
The performance by Loral of the services contemplated by this Agreement shall be solely on behalf of and for the account of Telesat. Notwithstanding anything contained herein to the contrary, Loral does not by this Agreement assume, and shall not be liable for, any obligation of Telesat, financial or otherwise, to any Person.
ARTICLE 3 – ADVICE AND SERVICES
3.01 Advice to be Provided by Loral
At the request of the Board, acting reasonably, Loral shall provide, in reasonable amounts, and within a reasonable amount of time after being requested, the following advice, in each case applying its expertise and business judgment:
(a)	advice related to Telesat’s business objectives and direction to meet the competitive demands of the satellite communications business;

(b)	advice related to the review and development of business strategies and opportunities, in particular outside of Canada;

(c)	advice related to Telesat’s progress in meeting its business objectives and direction and Business Plan so as to enable Telesat to identify the type, extent and timing of Telesat’s support needs in any and all aspects of its business;

(d)	advice related to the development and implementation of an appropriate synergy plan for the integration of the Skynet business into Telesat;

(e)	advice related to the Skynet assets, operations and business development, including the development of business opportunities and strategies for growth and expansion outside of Canada;

(f)	advice related to satellite orbital slots for outside of Canada;

(g)	advice related to capital structure and financing, in particular with respect to the United States financial markets; and

(h)	advice related to satellite expert personnel and general personnel matters, in particular in respect of non-Canadian personnel.
3.02 Services to be Agreed
Telesat may request the assistance of Loral in any of the following areas: personnel benefits administration; insurance and risk management; human resources; treasury operations related to cash management and hedging; auditing; U.S. public relations; U.S. satellite regulatory; U.S. securities regulatory, including Sarbanes Oxley compliance; U.S. tax; and U.S. legal. Such request may be made by Telesat at any time during the term of this Agreement. Loral shall consider such request, and whether it has sufficient resources to provide the services requested, and if it is prepared to provide such services, shall propose a fee for the provision of such services, based on the cost to Loral of providing such services (including allocated overhead costs) plus a reasonable profit margin and shall advise Telesat of its decision, and its proposed fee (including separately the proposed profit margin) within six weeks of any such request. If such fee as proposed is acceptable to Telesat, or if a different fee is subsequently proposed and agreed (in either case with the approval of Telesat being given as an “Interested Matter” pursuant 3.04(4) of the Unanimous Shareholders Agreement), Loral and Telesat shall enter into a letter agreement which describes the services to be performed and the fee as agreed.
3.03 Advice and Services: Non-Exclusive and Advisory
The advice and services to be provided by Loral to Telesat pursuant to Section 3.01 and Section 3.02 are being provided on a non-exclusive basis, at the request of Telesat. Any advice given to Telesat pursuant to Section 3.01 is advisory only, and may be accepted or rejected, at the sole discretion of management or the Board of Telesat. It is understood and agreed that the advice and services to be provided pursuant to Sections 3.01 and 3.02 are exclusive of the duties of Loral officers and directors in their capacities as directors of Telesat, and of actions taken by Loral in its capacity as a shareholder of the indirect parent company of Telesat.
ARTICLE 4 – COMPENSATION
4.01 Annual Fee
As compensation for the advice to be provided by Loral pursuant to Section 3.01, Telesat shall pay to Loral, during the term of this Agreement, an annual fee of $5,000,000, payable in an amount equal to $1,250,000 per quarter in arrears on the last day of March, June, September and December in each year, commencing on •, 2007.
4.02 Reimbursement of Direct Expenses
If either (i) Loral outsources any services from third parties at Telesat’s request, including without limitation, legal, accounting, insurance and benefits services, (ii) Loral incurs any out-of-pocket fees or expenses at the request of Telesat, (iii) Loral pays any fees or expenses incurred by Telesat, or (iv) Loral incurs any reasonable out-of-pocket fees or expenses on behalf of Telesat in connection with the provision by Loral of advice under Section 3.01 hereof or otherwise, Telesat shall reimburse Loral for the cost of all such services, fees or expenses, within 30 days of delivery by Loral to Telesat of invoices or other proof of payment by Loral.
4.03 Payment
The amounts payable pursuant to Section 4.01, 4.02 and 4.04 shall be payable by wire transfer in immediately available funds to such bank account or accounts as Loral shall designate by written notice to Telesat, subject, in the case of amounts payable pursuant to Section 4.01, to the provisions of Section 4.04. Any such direction shall remain in effect until such time as Loral provides to Telesat a change of direction. Loral shall separately bill, in respect of advice and services provided pursuant to Section 4.01 and 4.02, those portions of the advice and services provided in Canada in respect of each billing period and service (“Canadian Services”). Telesat shall deduct and withhold from any payment made to Loral pursuant to Section 4.01, 4.02 and

4.04 such amounts as may be required to be deducted and withheld by applicable law in respect of the provision of Canadian Services, or in respect of interest payable pursuant to Section 4.04. If Telesat determines that it is required by law to withhold any amounts in respect of services not designated by Loral as being provided in Canada, or that there is a substantial risk of assessment or reassessment of taxes related to any such payment to Loral if no amount is withheld, it shall give notice of such determination to Loral not less than 20 days before the date of the next quarterly payment to be made pursuant to Section 4.01. In such event, Loral and Telesat shall attempt to agree in good faith whether any additional amount shall be withheld by Telesat from payments to be made to Loral under Section 4.01 and/or Section 4.02. If Telesat and Loral are unable to agree, then no later than 15 days prior to the due date of such payment such dispute or difference shall be referred for final determination to a mutually agreed independent counsel (“Independent Counsel”) . The Independent Counsel shall be instructed to render a written opinion within 7 days of his or her appointment. The Independent Counsel’s decision shall be final and binding on all parties. The cost and fees of the Independent Counsel shall be borne and paid equally by Telesat and Loral. Notwithstanding the foregoing in the event the Independent Counsel shall not render his or her written opinion 2 days prior to such payment due date, Telesat shall be entitled to deduct and withhold from such payment any amount it determines in good faith and acting reasonably, and taking into account the deliberations to date, is required to be deducted and withheld by applicable law (and with respect to any future payments until such time as such written opinion is delivered, following which Telesat shall act in accordance with such opinion, as applicable), and neither Telesat nor its Affiliates or officers shall be liable for any excess taxes deducted or withheld in respect of any payment to Loral in such circumstances, and, in the event of over-withholding, Loral’s sole recourse shall be to apply for a refund from the appropriate governmental authority. Loral shall indemnify and save harmless Telesat from any amounts which may become payable by Telesat as a result of its failure to deduct and withhold in respect of any advice or services provided by Loral that is not separately billed by Loral as Canadian Services, including without limitation, any penalty, interest or other amounts, and the cost of counsel incurred in respect of any demand for payment related thereto. To the extent amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to Loral in respect of the payment from which such deduction and withholding was made.
4.04 Payment in Kind
If and for so long as the terms of any bank indebtedness or publicly issued debt obligations of Telesat incurred in connection with the acquisition by Loral and others of a shareholding interest in Telesat, or any refinancing thereof, (the “Acquisition Financing”) prevent the payment of the fees set out in Section 4.01 in cash, Telesat shall be entitled to issue to Loral, on each payment date provided in Section 4.01, a promissory note of Telesat for the amount of such payment. Such promissory notes shall be payable in full, or to the extent then permitted, 10 days after a determination being made, by way of the certification provided in this Section 4.04, that such promissory notes, or a portion of such promissory notes, may be paid pursuant to the terms of the Acquisition Financing, or if not then paid in full, all such promissory notes shall be paid in full on •, 2018. Any such payment shall be made in the manner provided in Section 4.03 without necessity of delivery to Telesat of any promissory notes for cancellation. Telesat shall provide Loral with a quarterly certificate to be delivered by not later than 60 days after each fiscal quarter-end of Telesat certifying whether any such promissory notes, or a portion thereof, may be paid pursuant to the terms of the Acquisition Financing, and shall specify in such certificate the amount of such promissory notes that may then be paid, and shall provide to Loral details in support of such certificate. Interest on all such promissory notes shall be payable on the outstanding principal balance of each promissory note at the rate of 7% per annum, compounded quarterly, from the date of issue of any such promissory note to the date of payment thereof. Promissory notes, including all accrued interest thereon, shall be repaid in order of issuance. Loral shall deliver to Telesat all promissory notes that have been paid in full as soon as practicable after payment in full thereof.
ARTICLE 5 – TERM AND TERMINATION
5.01 Term
This Agreement shall have an initial term commencing on the date hereof and expiring on the seventh anniversary of the date hereof and at the expiry of the initial term, this Agreement shall be automatically renewed for a further seven year term if Loral is not then in material default under the Unanimous Shareholders Agreement or this Agreement; provided, however, that this Agreement shall terminate upon the earlier of (i) a sale by Loral of more than 50% of the aggregate participating equity of 4363205 Canada Inc. received by Loral and/or its subsidiaries pursuant to the Skynet Asset Transfer Agreement or the Alternative Subscription Agreement, or (ii) a Change of Control of 4363205 Canada Inc. (as defined in the conditions attaching to the Senior Preferred Shares of 4363205 Canada Inc.). In each case, the annual fee described in Section 4.01 shall be prorated and paid only for that portion of the period of the then current year for which this Agreement is in existence.
5.02 Other Remedies
Nothing in Section 5.01 is intended to replace or derogate from any other remedy that a Party may have at law or in equity in consequence of any breach of, or failure to observe and perform, any covenant in this Agreement by the other Party.
ARTICLE 6 – LIMITATION OF LIABILITY
6.01 Limitation of Liability
     In no event shall either Party have any liability for punitive, exemplary or aggravated damages, loss of profits or revenue, failure to realize expected savings or other commercial or economic loss of any kind whatsoever, or for any indirect, special, incidental or consequential damages, even if advised of the possibility of such loss or damages.
ARTICLE 7 – INDEMNIFICATION OF LORAL
7.01 Indemnification of Loral
Telesat covenants and agrees to defend, indemnify and hold harmless Loral, its Affiliates and shareholders and their respective authorized representatives, directors, officers, employees and agents (collectively, the “Indemnified Party”) from and against all losses, claims, suits, proceedings, costs, damages, liabilities and judgments (including reasonable attorney’s fees)

sustained by the Indemnified Party related to or arising out of this Agreement, provided that the Indemnified Party has not committed any fraud, wilful misfeasance or wilful misconduct in relation to the matter or matters in respect of which such indemnification is claimed. Telesat agrees that Loral has received and is holding the benefit of this indemnity in trust for each of the Indemnified Parties other than Loral, with the intent that any such Indemnified Party shall be entitled to enforce the provision of such indemnity in its favour directly against Telesat.
7.02 Notification of Claim
In the event that a third party asserts a claim against an Indemnified Party with respect to which the Indemnified Party intends to seek indemnification from Telesat under Section 7.01, the Indemnified Party will forthwith give notice of such claim (a “Claim”) in writing to Telesat, together with a statement of such information respecting the Claim as it shall then have, copies of any demand, assertion, claim, action or proceeding received by the Indemnified Party and the basis on which the Indemnified Party is seeking indemnification.
7.03 Right to Contest and Defend
     (1) Telesat is entitled, at its cost and expense, to contest and defend by all appropriate legal proceedings any Claim; provided, however, that notice of the intention so to contest shall be delivered by Telesat to the Indemnified Party within a reasonable time in light of the circumstances then existing, but in no event more than 30 days after receipt of notice of the Claim from the Indemnified Party. Any such contest may be conducted in the name and on behalf of Telesat or the Indemnified Party, as may be appropriate. Such contest shall be conducted by counsel chosen by Telesat, but the Indemnified Party shall have the right to participate in such proceedings and to be represented by counsel of its choosing at its cost and expense unless the interests of Indemnified Parties and Telesat differ in the Claim, in which case, Telesat shall also pay all reasonable cost and expense of counsel of the Indemnified Party. If the Indemnified Party joins in any such contest, Telesat shall have full authority to determine all action to be taken with respect thereto.
     (2) If after such opportunity, Telesat does not elect to contest any such Claim, subject to paragraph (5) below, Telesat shall be bound by the result obtained with respect thereto by the Indemnified Party and the Indemnified Party shall be entitled to abandon the contesting of the Claim or to settle or compromise the Claim, and Telesat shall be bound by all actions of the Indemnified Party with respect to such contest and/or Claim.
     (3) At any time after the commencement of defence of any Claim by Telesat, Telesat shall notify the Indemnified Party in writing promptly upon the abandonment of such contest or failure of Telesat (in which event the provisions of paragraph (2) above shall be applicable) or of the payment, compromise or settlement by Telesat of the Claim.
     (4) If requested by Telesat, the Indemnified Party will cooperate with Telesat and its counsel in contesting any Claim which Telesat elects to contest or, if appropriate and not inconsistent with the reasonable commercial interests of the Indemnified Party, in making any counterclaim against the person asserting the Claim, or any cross-complaint against any Person and will take such other action as reasonably may be requested by Telesat to reduce or eliminate any loss or expense for which Telesat would have responsibility, but Telesat will reimburse the Indemnified Party for any and all reasonable expenses incurred by it in so cooperating or acting at the request of Telesat.
     (5) Notwithstanding anything herein to the contrary, neither Telesat nor any Indemnified Party shall pay, compromise or settle any Claim or seek or agree to any equitable relief without the consent of the other party, such consent not to be unreasonably withheld. Telesat shall provide reasonable information to the Indemnified Party on an ongoing basis regarding the contest and the Claim and any proposed payment, compromise or settlement of the Claim and the basis for any equitable relief sought. Unless Telesat shall have abandoned the contesting of a Claim, the Indemnified Party agrees to afford Telesat and its counsel the opportunity to be present at, and to participate in, conferences with all persons, including Regulatory Authorities, asserting such Claim against the Indemnified Party or conferences with representatives of or counsel for such persons.
ARTICLE 8 – GENERAL
8.01 Notice
Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand, courier (with a copy sent by facsimile), by facsimile or other means of electronic communication (with a copy sent by courier) or by delivery as hereafter provided. Any such notice or other communication, if sent by courier or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the confirmation of receipt, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this Section 8.01. Notices and other communications shall be addressed as follows or to such other address as the parties shall notify each other in writing from time to time:
     If to Loral:
Loral Space & Communications Inc.
600 Third Avenue
New York, N.Y. 10016
Attention:       General Counsel
Fax No.:       (212) 338-5320
     If to Telesat:
Telesat Canada
1601 Telesat Court
Gloucester, Ontario
K1P 5P4
Attention:     Vice President Law
Fax No.:      (613) 748-8784

8.02 Performance on Holidays
If any action is required to be taken pursuant to this Agreement on or by a specified date which is not a Business Day, then such action shall be sufficiently taken if taken on or by the next succeeding Business Day.
8.03 Governing Law
This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction). Each Party irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising hereunder or related hereto.
8.04 Entire Agreement
This Agreement and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, among any of the Parties.
8.05 Further Assurances
Each Party shall from time to time promptly execute and deliver such further documents, and take such further action, as may be reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.
8.06 Expenses
Each Party shall pay all expenses it incurs in authorizing, preparing, executing and performing this Agreement including all fees and expenses of its respective legal counsel, investment bankers, brokers, accountants or other representatives or consultants.
8.07 Amendments
Except as expressly provided in this Agreement, no amendment, supplement, restatement, replacement or termination of any provision of this Agreement is binding unless it is in writing and signed by all the Parties, at the time of the amendment, supplement, restatement, replacement or termination, and such writing shall be binding on all parties to this Agreement.
8.08 Waiver of Rights
No waiver of any provision of or consent to depart from this Agreement is binding unless it is in writing and signed by all the Parties. No failure to exercise, and no delay in exercising, any right or remedy unless this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision.
8.09 Remedies Cumulative
The rights and remedies under this Agreement are cumulative and in addition to, and not in substitution for, any other rights and remedies, available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.
8.10 Assignment
Neither Party may assign this Agreement or any rights or benefits hereunder to any Person without the other Party’s consent, such consent not to be unreasonably withheld.
8.11 Successors and Assigns
This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation or statutory arrangement) and permitted assigns.
8.12 Counterparts
This Agreement and any amendment, supplement, restatement or termination of any provision of this Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together shall constitute one agreement.
8.13 Survival
The provisions of Article 6 and Article 7 shall remain in effect after the expiry or termination of this Agreement, until such time as the Parties mutually agree to the release of the obligations contained therein. No termination of this Agreement by a Party shall affect the rights and obligations of the other Party which have accrued as of the date of such termination.
8.14 No Agency, Partnership or Joint Venture
In giving effect to this Agreement, no Party shall be or be deemed an agent or employee of the other Party for any purpose and their relationship to each other shall be that of independent contractors. Nothing in this Agreement shall constitute a partnership or a joint venture between the Parties. No Party shall have the right to enter into contracts on behalf of, pledge the credit of, or incur liabilities on behalf of, the other Party.

     IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

LORAL SPACE & COMMUNICATIONS INC.
By:

By:

TELESAT CANADA
By:

By:

SHAREHOLDERS AGREEMENT
This Agreement is made as of •, 2007, between
PUBLIC SECTOR PENSION INVESTMENT BOARD, a Special Act Corporation formed under the laws of Canada (“PSP Parent”)
and
RED ISLE PRIVATE INVESTMENTS INC., a corporation incorporated under the laws of Canada (“PSP”)
and
LORAL SPACE & COMMUNICATIONS INC., a corporation incorporated under the laws of the State of Delaware (“Loral Space”)
and
LORAL SPACE & COMMUNICATIONS HOLDINGS CORPORATION, a corporation incorporated under the laws of the State of Delaware (“Loral Parent”)
and
LORAL HOLDINGS CORPORATION, a corporation incorporated under the laws of the State of Delaware (“Loral”)
and
LORAL SKYNET CORPORATION, a corporation incorporated under the laws of the State of Delaware (“Loral Skynet”)
and
JOHN P. CASHMAN, of the City of Toronto, in the Province of Ontario (“TPI #1”, and together with TPI #2, the “Third Party Investors”)
and
COLIN D. WATSON, of the City of Toronto, in the Province of Ontario (“TPI #2”, and together with TPI #1, the “Third Party Investors”)
and
4363205 CANADA INC., a corporation incorporated under the laws of Canada (the “Company”)

and
4363213 CANADA INC., a corporation incorporated under the laws of Canada (“Interco”)
and
TELESAT CANADA, a corporation amalgamated under the laws of Canada (“Telesat”)
and
MHR FUND MANAGEMENT LLC, a limited liability company formed under the laws of the State of Delaware
RECITALS
A.	The authorized capital of the Company will consist of (i) an unlimited number of common shares, convertible on a one-to-one basis at the option of the holder into Voting Participating Preferred Shares or Non-Voting Participating Preferred Shares (each as defined below) (“Common Shares”), (ii) an unlimited number of redeemable common shares, convertible on a one-to-one basis at the option of the holder into Redeemable Non-Voting Participating Preferred Shares (the “Redeemable Common Shares”), (iii) an unlimited number of participating preferred shares, voting on all matters other than the election of directors and convertible at the option of the holder on a one-to-one basis into Common Shares or Non-Voting Participating Preferred Shares (the “Voting Participating Preferred Shares”), (iv) an unlimited number of non-voting participating preferred shares, convertible at the option of the holder on a one-to-one basis into Common Shares or Voting Participating Preferred Shares (the “Non-Voting Participating Preferred Shares”), (v) an unlimited number of redeemable non-voting participating preferred shares, convertible on a one-to-one basis at the option of the holder into Redeemable Common Shares (the “Redeemable Non-Voting Participating Preferred Shares”), (vi) 1000 fixed rate, non-participating preferred shares, voting only for the election of directors (the “Director Voting Preferred Shares”) and (vii) 300,000 non-voting, non-participating senior preferred shares (the “Fixed Rate Preferred Shares”), each class of shares as identified above having the rights, restrictions, conditions and limitations set out in the Articles of Amendment of the Company, a copy of which is attached hereto as Schedule A.

B.	All the issued and outstanding shares of the Company are owned beneficially and of record by the Shareholders as set out in Schedule B.

C.	The Company now owns beneficially and of record all the issued and outstanding shares in the capital of Interco.

D.	Interco now owns beneficially and of record all of the issued and outstanding shares in the capital of Telesat.

E.	4363230 Canada Inc., all of the shares of which were owned beneficially and of record by Interco, was amalgamated with Telesat Canada on •, 2007, to form Telesat.

F.	Loral Skynet has entered into this Agreement conditionally and only upon it becoming a holder of Equity Shares which may be transferred to it pursuant to the Skynet Asset Transfer Agreement and pending a transfer of such Equity Shares to Loral pursuant to Section 7.04.

G.	The Shareholders wish to enter into this Agreement to record their agreement as to the manner in which the affairs of the Company, Interco and Telesat shall be conducted.

H.	The parties intend this Agreement to be a unanimous shareholder agreement of the Company within the meaning of Section 146 of the CBCA.
FOR VALUE RECEIVED, the parties agree as follows:
ARTICLE 1 — INTERPRETATION
1.01 Definitions
In this Agreement:
(a)	“Accepting Shareholder” has the meaning given to it in Section 7.08(3)(c).

(b)	“Affiliate” means a Person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, another. For the purposes of this Agreement, neither (i) MHR Fund nor any of its Affiliates shall be considered to be an Affiliate of Loral Space or any of its Affiliates, nor (ii) Loral Space nor any of its Affiliates shall be considered to be an Affiliate of MHR Fund or any of its Affiliates, provided that nothing in this definition shall be construed to imply that either Loral Space is not an Affiliate of any of its Subsidiaries, or that any Subsidiaries of Loral Space are not Affiliates of Loral Space.

(c)	“Agreement” means this agreement, including any recitals and schedules to this agreement, as amended, supplemented or restated from time to time.

(d)	“Ancillary Agreement” means an agreement dated August 7, 2007 pursuant to which certain adjustments related to, among other things, the Skynet Asset Transfer Agreement may become payable, in the form attached as Schedule K.

(e)	“Annual Budget” has the meaning given to it in Section 4.01(3).

(f)	“Applicable Law” in respect of any Person, property, transaction or event, means all present and future laws, statutes, regulations, treaties, judgments and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event.

(g)	“Arbitration Act” means the Arbitration Act 1991 (Ontario).

(h)	“Arbitrator” has the meaning given to it in Schedule E.

(i)	“Arm’s Length” has the meaning given to it in the Income Tax Act (Canada) as in effect on the date hereof.

(j)	“Articles” means the articles of incorporation of the Company, as amended, restated or replaced from time to time in accordance with this Agreement.

(k)	“Associate” has the meaning given to that term in the CBCA as in effect on the date hereof. For the purposes of this Agreement, neither (i) MHR Fund, any of its Affiliates, nor any of their respective Affiliates or Associates shall be considered to be an Associate of Loral Space or any of its Associates, nor (ii) Loral Space, any of its Affiliates, nor any of their respective Affiliates or Associates shall be considered to be an Associate of MHR Fund or any of its Associates, provided that nothing in this definition shall be construed to imply that either Loral Space is not an Associate of any of its Subsidiaries, or that any Subsidiaries of Loral Space are not Associates of Loral Space.

(l)	“Auditor” means the auditor of the Company appointed by the Shareholders from time to time in accordance with this Agreement.

(m)	“Board” means the board of directors of the Company.

(n)	“Business Day” means any day other than a Saturday, a Sunday or a day on which (1) the principal Canadian bank of the Company is required or authorized to close in the City of Toronto or banks are closed for business in New York City; or (2) the principal offices of any party to this Agreement as to whom the definition of Business Day is being applied in any specific case are closed or become closed prior to 2:00 p.m. local time, whether in accordance with established company practice or by reason of unanticipated events, including adverse weather conditions.

(o)	“Business Plan” means the five-year business plan of Telesat as prepared, updated and amended in accordance with Sections 4.01 and 4.02 and includes the Initial Business Plan.

(p)	“Business Plan Update Date” has the meaning given to it in Section 4.02.

(q)	“By-laws” means the by-laws of the Company attached to this Agreement as Schedule C, as amended, restated or replaced from time to time in accordance with this Agreement.

(r)	“Capital Lease” means, for any Person, a lease of any interest in any kind of property (whether real, personal or mixed) or asset by such Person as lessee that is, should be, or should have been, recorded as a “capital lease” on the balance sheet of such Person in accordance with GAAP.

(s)	“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C.44.

(t)	“CEO” means the chief executive officer of the Company, Interco and Telesat.

(u)	“Change in Law” has the meaning given to it in Section 7.12.

(v)	“Chairperson” has the meaning given to it in Section 3.02(3).

(w)	“Common Shares” has the meaning given to it in Recital A.

(x)	“Company Sale Notice” has the meaning given to it in Section 7.08(3)(b).

(y)	“Confidential Information” has the meaning given to it in Section 2.04(1)(a).

(z)	“Consulting Services Agreement” means the agreement of that name made as of the Effective Date, entered into between Loral Space and Telesat as attached hereto as Schedule D, as amended, restated or replaced from time to time in accordance with this Agreement.

(aa)	“Control” (including, with correlative meanings, the terms Controlled by and under common Control with) means the possession of the power, in law or in fact, to direct or cause the direction of the management and policies of a corporation whether through legal and beneficial ownership of a majority of voting securities of such corporation, by agreement or otherwise.

(bb)	“Costs and Expenses” means all costs, expenses and charges of any kind including interest charges on borrowed funds, legal fees and disbursements.

(cc)	“Designee” has the meaning given to it in Section 7.07(1).

(dd)	“Director” means a director of the Company.

(ee)	“Director Voting Preferred Shares” has the meaning given to it in Recital A.

(ff)	“Director Voting Preferred Share Transfer Notice” has the meaning given to it in Section 7.11.

(gg)	“Drag-along Shareholder” has the meaning given to it in Section 7.08(2).

(hh)	“Effective Date” means •, 2007.

(ii)	“Equity Shareholder” means any Shareholder holding Equity Shares.

(jj)	“Equity Shares” means the Common Shares, the Redeemable Common Shares, the Voting Participating Preferred Shares, the Non-Voting Participating Preferred Shares and the Redeemable Non-Voting Participating Preferred Shares.

(kk)	“Excess Shares” has the meaning given to it in Section 7.12.

(ll)	“Executive Officer” means the CEO, Chief Financial Officer or Chief Operating Officer of the Company and any other position of officer specifically referred to in the By-laws as being elected or appointed by the Board.

(mm)	“Extraordinary Resolution” means a resolution of the Shareholders approved by each of Loral and PSP.

(nn)	“Fair Market Value” of any Shares means the fair market value per Share of Shares of any class as relevant to such determination on any particular date determined in accordance with Section 8.03, and for the purposes of this determination “Fair Market Value” means the highest cash price available in an open and unrestricted market between informed and willing parties acting at Arm’s Length and under no compulsion to act, with no discount for minority interests or illiquidity and no premium for a control block of Equity Shares.

(oo)	“Fixed Rate Preferred Shares” has the meaning given to it in Recital A.

(pp)	“GAAP” means generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

(qq)	“Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, and any court and any government agency, board, commission, tribunal or other authority exercising or purporting to exercise executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

(rr)	“Hedge Agreement” means any and all transactions, agreements or documents now existing or hereafter entered into by any Person which provide for an interest rate, credit, commodity or equity swap, cap, floor, collar, forward foreign exchange transaction, currency swap, cross currency rate swap, currency option, or any combination of, or option with respect to, these or similar transactions, for the purpose of hedging exposure to fluctuations in interest or exchange rates, loan, credit exchange, security or currency valuations or commodity prices.

(ss)	“Indebtedness” of any Person means, without duplication, (i) all obligations of such Person, however incurred, including obligations for borrowed money; (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, derivatives or other financial products; (iii) all obligations of such Person as a lessee under Capital Leases; (iv) all obligations or liabilities of others secured by a Lien on any asset of such Person, irrespective of whether such obligation or liability is assumed; (v) all obligations of such Person to pay the deferred purchase price of assets; (vi) all obligations of such Person owing under Hedge Agreements; and (vii) all obligations of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, indemnified, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness of such other Person under any of clauses (i) through (vi) above.

(tt)	“Independent Director” has the meaning given to it in Section 3.03(1).

(uu)	“Initial Business Plan” has the meaning given to it in Section 4.01(1).

(vv)	“Insolvency Proceedings” by or against a Person means any voluntary or involuntary case or proceeding (including the filing of any notice) under Applicable Law in any jurisdiction, or any action taken pursuant to any contractual right of a secured party under any instrument by which such Person is bound, in respect of the:
(i)	bankruptcy, liquidation, winding-up, dissolution or other permanent suspension of general operations of such Person;

(ii)	composition, rescheduling, reorganization, arrangement or readjustment of, or other relief from, or stay of proceedings to enforce, all or a material part of the debts or obligations of such Person;

(iii)	appointment of a trustee, receiver, receiver and manager, sequestrator, liquidator, administrator, custodian or other official for all or a material part of the assets of such Person; or

(iv)	possession, foreclosure or retention, sale or other disposition of, or other proceedings to realize on the security of, all or a substantial part of the assets of such Person in the course of the enforcement of security over such assets.
(ww)	“Intellectual Property” means all patents and patent rights, industrial designs, trade-marks and trade-mark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, brand names, inventions, copyrights and copyright rights, computer software (other than off-the-shelf application software purchased in the ordinary course of business), processes, formulae, trade dress, business and product names, logos, slogans, trade secrets, industrial models, processes, designs, methodologies and related documentation, technical information, manufacturing, engineering and technical drawings, know-how and any pending applications for and registrations of patents, industrial designs, trade-marks, service marks and copyrights, including any goodwill connected with or symbolized by the foregoing.

(xx)	“Interested Party” means (1) any Shareholder or any Affiliate or Associate of a Shareholder, (2) any director, officer or employee of a Shareholder or any of its Affiliates or Associates or any Associate of such director, officer or employee or (3) any Person who has, or whose Affiliate or Associate has, any relationship with a Shareholder that might be considered to be material to such Person, provided that (i) a Third Party Investor, or an assignee of a Third Party Investor, shall not be considered to be an Interested Party, and (ii) subject to Section 3.03(1), neither MHR Fund, any of its Affiliates or Associates nor any of their respective Affiliates or Associates shall be considered to be an Interested Party except in its capacity as a Shareholder, if and when it becomes a Shareholder (and then only through direct ownership of Shares by MHR Fund or any such Affiliate or Associate, but not through any other Person).

(yy)	“Lien” means any lien, mortgage, charge, hypothec, encumbrance, security interest, pledge, hypothecation, deposit arrangement, priority, conditional sale agreement, other title retention agreement, lease intended as security or which secures payment or performance of an obligation, or other security agreement or instrument.

(zz)	“Loral Alternative Subscription Agreement” means an agreement dated August 7, 2007 pursuant to which Loral Space has agreed to transfer cash and assets to the Company in the event that the transactions contemplated by the Skynet Asset Transfer Agreement and the Skynet Sale Agreement shall not have been consummated by •, 2008, in the form attached hereto as Schedule I.

(aaa)	“Loral Approval” means approval by Loral (or any successor thereof), so long as it holds any Equity Shares of the Company, or by a Permitted Transferee of Loral’s Equity Shares if Loral no longer holds any Equity Shares, in any case subject to Section 5.02(3).

(bbb)	“Loral Change of Control” means the occurrence of any of the following events:
(i)	Mark Rachesky ceases to own, manage or Control, either directly or through entities managed or Controlled by him, more than 18% of the aggregate voting power of all outstanding securities of Loral Space for the election of directors (including for such purpose any voting power that would attach to shares issuable upon exercise of rights of conversion into voting shares whether exercisable currently or contingently), other than in connection with or as a result of a transfer, in one or more transactions, of securities to a Strategic Competitor;

(ii)	a Person or group of Persons who are acting jointly or in concert pursuant to the provisions of the Securities Act (Ontario) acquires, directly or indirectly, ownership of securities having the aggregate voting power for the election of directors of Loral Space that is greater than the aggregate voting power for the election of directors of Loral Space then owned by Mark Rachesky, either directly or through entities managed or Controlled by him (including for such purpose any voting power that would attach to shares issuable upon exercise of rights of conversion into voting shares whether exercisable currently or contingently), other than in connection with or as a result of a transfer, in one or more transactions, of securities to a Strategic Competitor; or

(iii)	during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of Loral Space, together with any new directors whose election or appointment by such board of directors, or whose nomination for election by the shareholders of Loral Space was approved by a vote of at least a majority of the directors of Loral Space then still in office who were entitled to vote and who were either directors of Loral Space at the beginning of such period or whose election or appointment, or whose nomination for election, was previously approved, ceases for any reason (other than as a result of action of Mark

Rachesky, either directly or through entities managed or Controlled by him) to constitute a majority of the board of directors of Loral Space;
provided that in any event (i) a Loral Change of Control shall be deemed to have occurred only once, and not on any subsequent date which may be otherwise considered to be a Loral Change of Control, and (ii) a Loral Change of Control (as defined in clauses (i) and (ii) above) shall be deemed not to have occurred as a result of the voting power (including for such purposes any voting power that would attach to shares issuable upon exercise of right of conversion into voting shares whether exercisable currently or contingently) of Mark Rachesky, whether directly or through entities managed or Controlled by him, in Loral Space being reduced for any reason other than (x) to effect a decision made by him personally, whether directly or indirectly through entities managed or Controlled by him, to reduce such voting power or (y) as a result of an agreement or arrangement entered into by him personally whether directly or through entities managed or Controlled by him; provided that, in the event of a Loral Change of Control, Loral shall notify the Company and PSP promptly upon the occurrence thereof, but in no event more than 10 days after the occurrence of such Loral Change of Control, and if such notification is not made within such 10 day period, the time periods for the exercise of rights by PSP set forth in this Agreement that are triggered from the date of a Loral Change of Control shall be extended by one day for each day (commencing from the end of such 10 day period) that the Company and PSP have not received such notice; provided that, for additional clarity, all rights of PSP that arise from a Loral Change of Control, and all rights of Loral that are modified or cease as a result of a Loral Change of Control, shall arise (in the case of PSP) or be modified or cease (in the case of Loral) as of the date of such Loral Change of Control, with the effect that only the time periods which PSP has to exercise its rights shall be affected by the notice requirements in this proviso.
(ccc)	“Loral Cost” means an amount per Equity Share equal to the aggregate of (i) the cash contribution made by Loral and/or its Affiliates to the Company in consideration of the issuance to Loral and/or its Affiliates of all Equity Shares purchased by Loral for cash, (ii) the amount paid by Loral and/or its Affiliates for any Equity Shares purchased by Loral and/or its Affiliates upon exercise of all rights of first offer pursuant to Section 7.07 or pre-emptive rights pursuant to Section 6.01, (iii) if the T-11N Contribution shall have occurred, the T-11N Valuation, and (iv) if the closing shall have occurred under the Skynet Asset Transfer Agreement, an amount equal to the product of (X) the Transferred Property Value less the Sale Asset Purchase Price less any MAE Adjustment Amount and (Y) the Agreed Exchange Rate (all as defined in the Skynet Asset Transfer Agreement), divided by the number of Equity Shares acquired by Loral or any of its Affiliates as a result of any of the events described in (i), (ii), (iii) and (iv).

(ddd)	“Loral Default” means (i) if the transactions contemplated by the Skynet Asset Transfer Agreement shall have been consummated, the failure of Loral Space and its Affiliates to pay or cause to be paid to Holdco the MAE Adjustment Amount

(as defined in the Skynet Asset Transfer Agreement) pursuant to and in accordance with Section 2.08(a) of the Skynet Asset Transfer Agreement and, if applicable, Section 2.1(b) of the Ancillary Agreement, or (ii) if the transactions contemplated by the Skynet Asset Transfer Agreement shall not have been consummated prior to the Alternative Subscription Date (as defined in the Loral Alternative Subscription Agreement), the failure of Loral Space and its Affiliates to transfer or deliver, or cause to be transferred or delivered, the Required Loral Alternative Subscription (as defined in the Loral Alternative Subscription Agreement) pursuant to and in accordance with Section 4.1 of the Loral Alternative Subscription Agreement, or to pay the Closing Amount (as defined in the Loral Alternative Subscription Agreement) pursuant to and in accordance with Section 4.3(a) of the Loral Alternative Subscription Agreement; provided, that for the purposes of this definition only, the provisos in Section 2.8(a) of the Skynet Asset Transfer Agreement, Section 2.1(b) of the Ancillary Agreement and Section 4.3(b) of the Loral Alternative Subscription Agreement shall be disregarded; provided further, that if Loral and/or its Affiliates shall have acquired at least 51.2% of the Equity Shares on or prior to the later of the first anniversary after the acquisition by Interco of all of the shares of Telesat and the Alternative Subscription Date (as defined in the Loral Alternative Subscription Agreement), a Loral Default shall only exist if Loral Space or its Affiliates have failed to pay or cause to be paid to Holdco the MAE Adjustment Amount, or alternatively have failed to transfer or deliver, or cause to be transferred or delivered, the Required Loral Alternative Subscription (as defined in the Loral Alternative Subscription Agreement) or to pay the Closing Amount (as defined in the Loral Alternative Subscription Agreement), as the case may be, prior to the date which is eighteen calendar months after the acquisition by Interco of all of the shares of Telesat.

(eee)	“Loral Nominee” has the meaning given to it in Section 3.02(5)(a).

(fff)	“Material Agreement” means a contract or other legally binding commitment, or series of related contracts or legally binding commitments, written or oral, entered into or renewed after the date hereof involving payments by the Company, Interco or Telesat, or any combination thereof, in excess of $3,000,000 in the aggregate over its term.

(ggg)	“MHR Fund” means MHR Fund Management LLC, or any successor thereto, and any of its Subsidiaries, or any Person that Controls, is Controlled by, or is under common Control with MHR Fund Management LLC, or any successor thereto.

(hhh)	“Nominating Committee” has the meaning given to it in Section 3.03(3).

(iii)	“Non-Resident” means a person who is not a “resident Canadian” within the meaning of the CBCA or a “Canadian” within the meaning of the regulations promulgated under the Telecommunications Act (Canada).

(jjj)	“Non-Voting Participating Preferred Shares” has the meaning given to it in Recital A.

(kkk)	“Notice” means any notice, approval, demand, direction, consent, designation, request, document, instrument, certificate or other communication required or permitted to be given under this Agreement.

(lll)	“Notice to Arbitrate” has the meaning given to it in Schedule E.

(mmm)	“Observer” has the meaning given to it in Section 3.08.

(nnn)	“Parent” has the meaning given to it in Section 2.03(2)(a).

(ooo)	“Permitted Purchaser” means at the time that any offer to sell Shares is made (the “Relevant Time”), any Person:
(i)	who at the Relevant Time is:
(A)	a Shareholder;

(B)	MHR Fund;

(C)	a Permitted Transferee; or

(D)	not a Strategic Competitor of Telesat, or an Affiliate of such a Strategic Competitor;
(ii)	in the case of the sale of Equity Shares by any Shareholder other than Loral to a Person not named in clauses (i) (A), (B) and (C) of this definition, and other than a sale made pursuant to Sections 7.08(1), 7.08(3), 7.09 or 7.11, in respect of whom Loral shall have consented to the sale of such Shares by such Shareholder, which consent shall not be unreasonably withheld;

(iii)	in the case of the sale of Equity Shares by any Shareholder other than PSP to a Person not named in clauses (i) (A), (B) and (C) of this definition, and other than a sale made pursuant to Section 7.08(2) or 7.10, in respect of whom PSP shall have consented to the sale of such Shares by such Shareholder which consent shall not be unreasonably withheld;

(iv)	in the case of a purchaser of Director Voting Preferred Shares, who at the relevant time is an “accredited investor” as defined in Section 1.1 of OSC Rule 45-501 issued pursuant to the Securities Act (Ontario); and

(v)	in the case of each of (i), (ii), (iii) and (iv) of this definition, to whom the sale of the applicable Shares would not be prohibited by Applicable Law and in respect of which sale any required Regulatory Approval, if any, has been obtained or could reasonably be expected to be obtained on terms and conditions reasonably acceptable to the purchaser, the vendor and Telesat;
provided that where Shares are to be purchased by one Person (an “Agent”) (whether as agent, nominee, trustee, broker or otherwise), for the benefit of or on behalf of another Person (the “Principal”), for the purpose of determining whether the Person purchasing such Shares is a Permitted Transferee, regard shall be had to both the Agent and the Principal.

(ppp)	“Permitted Transferee” has the meaning given to it in Section 7.04(1).

(qqq)	“Person” means any natural person, sole proprietorship, partnership, body corporate, corporation, company, trust, joint venture, any Governmental Authority or any incorporated or unincorporated entity or association of any nature.

(rrr)	“Plan Period” has the meaning given to it in Section 4.01(2)(b).

(sss)	“Pro Rata Proportion” of any Shareholder at any time means the percentage that the number of Equity Shares that the Shareholder owns at that time is of the total number of issued and outstanding Equity Shares.

(ttt)	“Proposed Purchaser” has the meaning given to it in Section 7.08(3)(c).

(uuu)	“PSP Call Notice” has the meaning given to it in 7.09(a).

(vvv)	“PSP Designee” has the meaning given to it in Section 7.09(a).

(www)	“PSP Nominee” has the meaning given to it in Section 3.02(5)(a).

(xxx)	“PSP Sell-Down” means the right of PSP to transfer (i) up to 26.667% of the Fixed Rate Preferred Shares owned by PSP on the Effective Date, (ii) any additional amount of Fixed Rate Preferred Shares owned by PSP from time to time as long as (a) the Board resolves in writing prior to such transfer that such transfer of such additional amount will not cause material adverse tax consequences to the Company or (b) such transfer is being made contemporaneously with or following the transfer of all Equity Shares then owned by PSP and its Affiliates, and (iii) up to .5601% of the Equity Shares owned by PSP on the Effective Date.

(yyy)	“Recipient” means, with respect to Confidential Information, a Person identified in Section 2.04(1)(b).

(zzz)	“Redeemable Common Shares” has the meaning given to it in Recital A.

(aaaa)	“Redeemable Non-Voting Participating Preferred Shares” has the meaning given to it in Recital A.

(bbbb)	“Regulatory Approval” in respect of any transaction or proposed transaction means all material approvals, rulings, authorizations, permissions, filings, consents, orders and sanctions (including the lapse without objection of a prescribed time under a statute, regulation, by-law, rule or other legislative or regulatory requirement that states that a transaction may be implemented if a prescribed time elapses following the giving or filing of notice without an objection being made) required to be obtained from or made to any Governmental Authority having jurisdiction or authority over any of the parties to such transaction to permit the completion of such transaction, including those required under the Competition Act (Canada), the Investment Canada Act (Canada) and the Telecommunications Act (Canada).

(cccc)	“ROFO Notice” has the meaning given to it in Section 7.07(1).

(dddd)	“Sale Closing Date” means the date on which any sale of Shares permitted under this Agreement is to be completed in accordance with the relevant provision of this Agreement or as otherwise agreed between the parties.

(eeee)	“Satellite Communications Business” means the business of leasing, selling or otherwise furnishing fixed satellite service, broadcast satellite service (“BSS”) or audio and video broadcast direct to home service (“DTH”) using transponder capacity in the C-band, Ku-band and Ka-band (including in each case extended band) frequencies and the business of providing end-to-end data solutions on networks comprised of earth terminals, space segment, and where appropriate, networking hubs.

(ffff)	“Share” means any of the shares in the capital of the Company.

(gggg)	“Shareholder” means a Person who owns Shares.

(hhhh)	“Shareholder Nominee” means any of the PSP Nominees and the Loral Nominees.

(iiii)	“Skynet Asset Transfer Agreement” means an agreement dated August 7, 2007 pursuant to which Loral Skynet will transfer certain assets of Loral Skynet to the Company in exchange for Equity Shares, in the form attached as Schedule F.

(jjjj)	“Skynet Sale Agreement” means an agreement dated August 7, 2007 pursuant to which Loral Skynet will sell to Skynet Satellite Corporation for cash certain assets of Loral Skynet, in the form attached as Schedule J.

(kkkk)	“Special Shareholder Approval” means the approval of each of PSP and Loral, evidenced by a written instrument executed on behalf of each of PSP and Loral; provided that if Loral sells more than 75% of the Equity Shares owned by Loral and identified in Schedule B (or if the transactions contemplated in the Skynet Asset Transfer Agreement shall have been consummated, more than 75% of the Equity Shares issued to Loral pursuant to such Agreement), after adding thereto (i) any Equity Shares acquired by Loral pursuant to the Loral Alternative Subscription Agreement and (ii) any Equity Shares acquired by Loral at any time including upon exercise of pre-emptive rights pursuant to Section 6.01 and upon exercise of rights of first offer pursuant to Section 7.07, then from the date of the sale through which such aggregate percentage of Equity Shares is sold, the approval of Loral shall not be required; and further provided that if PSP sells more than 50% of the Equity Shares owned by PSP and identified in Schedule B, after adding thereto any Equity Shares acquired by PSP at any time including upon exercise of pre-emptive rights pursuant to Section 6.01 and upon exercise of rights of first offer pursuant to Section 7.07, then from the date of sale through which such aggregate percentage of Equity Shares is sold, the approval of PSP shall not be required.

(llll)	“Strategic Competitor”, with reference to the Company or Telesat, means a Person who is a provider of satellite communications services (which shall include, without limitation, direct to home services) where the sale of such services equals at least 10% of the total annual revenue of such Person and its Affiliates for the most recently completed fiscal year determined on a consolidated basis.

(mmmm)	“Subscription Date” has the meaning given to it in Section 6.01(2)(c).

(nnnn)	“Subscription Period” has the meaning given to it in Section 6.01(3).

(oooo)	“Subsidiary” means a subsidiary body corporate within the meaning of the CBCA but as if the term “control” as used in the CBCA for the purposes of the definition of “subsidiary body corporate” had the meaning given to “Control” in Section 1.01(aa) hereof. For the purposes of this Agreement, Loral shall not be considered to be a Subsidiary of MHR Fund.

(pppp)	“transfer”, when applied to Shares, has the meaning given to it in Section 7.01.

(qqqq)	“T-11N Contribution” has the meaning given to it in Section 4.1 of the Loral Alternative Subscription Agreement.

(rrrr)	“T-11N Valuation” has the meaning given to it in Section 1.1 of the Loral Alternative Subscription Agreement.

(ssss)	“Valuer” has the meaning given to it in Section 8.03(2)(a).

(tttt)	“Vendor’s Valuer” has the meaning given to it in Section 8.03(2)(b).

(uuuu)	“Voting Participating Preferred Shares” has the meaning given to it in Recital A.

(vvvv)	“Wholly-Owned Subsidiary” means a Subsidiary of another body corporate, all of the voting securities of which are owned by such other body corporate.
1.02 Headings and Table of Contents
The division of this Agreement into sections, the insertion of headings and the provision of a table of contents are for convenience of reference only and are not to affect the construction or interpretation of this Agreement.
1.03 References
Unless otherwise specified, references in this Agreement to Sections and Schedules are to sections of, and schedules to, this Agreement.

1.04 Number and Gender; extended meanings
Unless otherwise specified, words importing the singular include the plural and vice versa and words importing gender include all genders. The term “including” shall be interpreted to mean “including without limitation”.
1.05 Time of Day
Unless otherwise specified, references to time of day or date mean the local time or date in the City of Toronto, Ontario.
1.06 Business Day
If under this Agreement any payment or calculation is to be made or any other action is to be taken, on or as of a day which is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day. Any extension of time will be included for the purposes of computation of interest.
1.07 Governing Law
This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.
1.08 Conflict
If there is a conflict between the provisions of this Agreement and the Articles or By-laws, the provisions of this Agreement shall prevail to the extent permitted by the CBCA and other Applicable Law. If there is a conflict between any provision of this Agreement and any other document contemplated by or delivered under or in connection with this Agreement (except an instrument delivered under Section 10.08 or changes to the shareholding set out in Schedule B as a result of consummation of the transactions contemplated by the Skynet Asset Transfer Agreement or the Loral Alternative Subscription Agreement), the relevant provision of this Agreement shall prevail.
1.09 Severability
If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect
(a)	the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b)	the legality, validity or enforceability of that provision in any other jurisdiction.
1.10 Time of Essence
For every provision of this Agreement, time is of the essence.

1.11 Statutory References
Unless otherwise provided herein, each reference to an enactment is deemed to be a reference to that enactment, and to the regulations made under that enactment, as amended or re-enacted from time to time.
1.12 Schedules
The following Schedules are attached to and form part of this Agreement:

Schedule A	-	Articles of Amendment of the Company
Schedule B	-	Shareholdings
Schedule C	-	By-laws of the Company
Schedule D	-	Consulting Services Agreement
Schedule E	-	Arbitration Procedures
Schedule F	-	Skynet Asset Transfer Agreement
Schedule G	-	PSP Parent Investment Policies
Schedule H	-	Acknowledgement of Transferees of Shares
Schedule I	-	Loral Alternative Subscription Agreement
Schedule J	-	Skynet Sale Agreement
Schedule K	-	Ancillary Agreement
1.13 Entire Agreement
This Agreement, and all documents contemplated by or delivered under or in connection with this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior agreements, negotiations, discussions, undertakings, representations, warranties and understandings, whether written or oral, with respect to the subject matter thereof, including the letter agreement between Loral Space and PSP Parent dated December 14, 2006, and any memoranda or statements prepared by any of the parties or their respective counsel, including any document prepared for submission, or submitted, to BCE Inc., its advisors, or any other party, in connection with the acquisition by Interco of Telesat Canada, concerning the proposed terms and conditions of this Agreement.

1.14 GAAP
Unless otherwise specified, all financial statements to be prepared in respect of any accounting period are to be prepared in accordance with GAAP applied on a basis consistent with that of the prior accounting period.
1.15 Unanimous Shareholder Agreement
This Agreement is intended to be a unanimous shareholder agreement of the Company within the meaning of Section 146 of the CBCA. To the extent that this Agreement specifies that any matter may only be, or shall be, dealt with or approved by or requires action by a Shareholder or the Shareholders, the powers of the directors of the Company to manage the business and affairs of the Company with respect to those matters are correspondingly restricted.
ARTICLE 2 — REPRESENTATIONS, WARRANTIES AND COVENANTS
2.01 Shareholders
Each Shareholder severally represents and warrants to the other parties that:
(a)	except for the Third Party Investors, it has been duly incorporated and is validly subsisting as a corporation under the laws of its jurisdiction of incorporation;

(b)	it has the corporate power, or in the case of a Third Party Investor, he has the power, to own the Shares owned by it or him and to enter into and to perform its or his obligations under this Agreement;

(c)	it or he owns beneficially and of record the Shares set out opposite its or his name in Schedule B;

(d)	the Shares set out opposite its or his name in Schedule B are held by it or him free and clear of all Liens or adverse claims of any other Person and no Person, other than the parties pursuant to the provisions of this Agreement, has any agreement or any option or right capable of becoming an agreement for the acquisition of any such Shares;

(e)	this Agreement has been duly authorized, executed and delivered by it or him and constitutes a legal, valid and binding obligation enforceable against it or him in accordance with its terms subject, as to enforcement, to Applicable Law affecting the rights of creditors generally and to general principles of equity and the availability of equitable remedies which are in the discretion of the court;

(f)	the execution, delivery and performance of this Agreement will not violate any material provision of any indenture, agreement or other instrument to which it or he is a party or by which it or he is bound or conflict with, result in or constitute a material breach of, or constitute a material default under, any such indenture, agreement or other instrument or result in the creation or imposition of any Lien on any of its or his property or assets; and

(g)	in the case of each Third Party Investor, such Person qualifies as an Independent Director pursuant to Section 3.03 and is a “resident Canadian” within the meaning of the CBCA and a “Canadian” within the meaning of the regulations passed under the Telecommunications Act (Canada).
2.02 Telesat
     (1) Shareholdings in Telesat. The Company represents and warrants to the other parties hereto that it owns, beneficially and of record, all the issued and outstanding shares in the capital of Interco. Interco represents and warrants to the other parties hereto that it owns, beneficially and of record, all of the issued and outstanding shares of Telesat. The Company and Interco each acknowledge that under Section 5.01(1)(c), any sale, lease, exchange, transfer, encumbrance or other disposition of such shares of Interco owned by the Company, or of Telesat owned by Interco, must be authorized by Special Shareholder Approval.
     (2) Control Over Interco and Telesat. The Company shall cause Interco to take or cause to be taken all such actions as may reasonably be required to give effect to the intent of this Agreement. Interco shall cause Telesat to take or cause to be taken all such action as may be reasonably required to give effect to the intent of this Agreement.
     (3) Unanimous Shareholder Declaration. Without limiting Section 2.02(2), immediately after the execution and delivery of this Agreement, the Company, in its capacity as sole shareholder of Interco, and Interco, in its capacity as sole shareholder of Telesat, shall each make a written declaration in accordance with subsection 146(2) of the CBCA in form and substance satisfactory to the Shareholders. Such written declarations shall (x) restrict the powers of the directors of Interco, or Telesat, as the case may be, to manage its business and affairs in the same manner as this Agreement restricts the powers of the Directors to manage the business and affairs of the Company, (y) provide that the directors and executive officers of Interco and Telesat shall be the same as the Directors and Executive Officers, and (z) apply to Interco and Telesat terms and conditions of substantially the same tenor and effect as those contained in Article 3 and Article 5. The Company shall not amend waive, vary, rescind or terminate such written declaration, and the Company shall not permit Interco or Telesat to, and Interco and Telesat shall not, amend, waive, vary, rescind or terminate such written declaration, unless so authorized by Extraordinary Resolution.
2.03 Covenants of the Shareholders
     (1) Voting. Each of the Shareholders agrees that (1) it will vote or cause to be voted all the Shares owned by it and otherwise act, and in all other respects use its reasonable best efforts and take all such steps as may be within its power, so as to comply with, and to cause its Controlled Affiliates and the Company to comply with, and act in a manner consistent with, the provisions of this Agreement and so as to implement this Agreement; and (2) if any Shareholder Nominee nominated by it refuses or fails to exercise his or her discretion in a manner consistent with this Agreement, notwithstanding anything to the contrary in this Agreement, such Shareholder shall take all necessary actions to remove such Shareholder Nominee as a Director and as a director of Interco and Telesat and the other Shareholders shall co–operate in such action.

     (2) Subsidiaries.
(a)	Each party to this Agreement, except MHR Fund until it shall become, and only so long as it continues to be, a Shareholder (each, a “Parent”), covenants and agrees with each other party to this Agreement that it shall cause, directly or through its Affiliates, each of its Subsidiaries and Controlled Affiliates (whether now or hereafter existing) that may or at any time own Shares (each a “Subsidiary Shareholder”), to perform the Subsidiary Shareholder’s obligations under and otherwise act in accordance with this Agreement. A Parent shall be jointly and severally liable, as principal obligor and not as a guarantor, with any such Subsidiary Shareholder for the due performance by the Subsidiary Shareholder of its obligations under this Agreement. The obligation of each Parent hereunder is unconditional and any party hereto may obtain the enforcement of the obligations of such Parent without any requirement that such party first proceed against the Parent’s Subsidiary Shareholder; and each Parent hereby waives the benefit of any defences available to a guarantor or other surety in respect of such obligation.

(b)	Each Parent covenants and agrees with the other parties that:
(i)	it shall retain direct or indirect Control of any Subsidiary Shareholder so long as the Subsidiary Shareholder holds Shares; and

(ii)	it shall not agree to be or be the subject of or a party to any transaction whereby or as a consequence of which Equity Shares or voting interests therein would be or are acquired, directly or indirectly through a chain of ownership, by a Strategic Competitor of the Company or Telesat.
(c)	Without limiting Section 2.03(2)(b), neither the Board nor the Company shall recognize any direction, instruction or notice from any Person or group of Persons who acquires, directly or indirectly, Control of a Subsidiary Shareholder as a result of a transfer or acquisition of securities of such Subsidiary Shareholder or securities or other voting interests of any other Person resulting in a breach of this Section 2.03(2).

(d)	For greater certainty, nothing in this Section 2.03(2) shall prevent, restrict, impede or in any manner affect any transaction or series of related transactions through which Loral Space may be merged, combined or amalgamated with or into any other Person, or any securities or assets of Loral Space or any of its Affiliates (other than Loral, the Company or any of its Subsidiaries) may be sold to, transferred to or exchanged for securities or property of any other Person.

(e)	For the purposes of this Section 2.03(2), MHR Fund shall be deemed not to be a party to this Agreement and this Section 2.03(2) shall not apply to MHR Fund, nor shall it create any obligation on MHR Fund, until MHR Fund shall become, and only so long as it continues to be, a Shareholder.

2.04 Confidentiality.
     (1) Defined Terms. For the purposes of this Section 2.04:
(a)	“Confidential Information” means all oral, written and/or tangible information, documentation, knowledge, data or know-how that is owned, acquired or controlled by, or relating to:
(i)	the Company, Interco or Telesat, or any of their Subsidiaries, or acquired or developed for the benefit of the Company, Interco, Telesat, or any of their Subsidiaries, or
(ii)	a Shareholder and disclosed to another Shareholder in connection with the business and affairs of the Company, Interco or Telesat or the exercise of any rights of a Shareholder under this Agreement,
(each of the Company, Interco, Telesat and such Shareholder, being an “Owner”), regardless of its form, that is confidential, proprietary and/or not generally available to the public, including information relating in whole or in part to present and future products, services, business plans and strategies, marketing ideas and concepts (including those with respect to unannounced products and services), unpatented inventions, software, present and future product plans, pricing, financial data, product enhancement information, business plans, marketing plans, sales strategies, customer information or technical and business information, supplier and customer lists, marketing information, product information, trade secrets and computer software, but excluding any information:
(A)	that is already known to the Recipient other than as a result of disclosure made to such Recipient related to the acquisition of a shareholding interest in the Company or the acquisition by Interco of Telesat;

(B)	that is or becomes part of the public domain by publication or otherwise without any breach of this Agreement;

(C)	that has been published or is otherwise in the public knowledge or is generally known to the public at the time of its disclosure to the Recipient or that is obtained after the date of this Agreement from another source without any breach of this Agreement; or

(D)	that was not obtained from another source and that can be demonstrated by the Recipient to have been known or available to or independently developed by the Recipient before disclosure to the Recipient.
For greater certainty, this Agreement and the unanimous shareholder declaration of Interco and Telesat referred to in Section 2.02(3) constitute Confidential Information.

(b)	“Recipient” of Confidential Information means any Person that is a party to or bound by this Agreement and that acquires, receives or otherwise becomes aware of Confidential Information.
     (2) Prohibited Disclosure. From and after the date hereof, each Recipient shall, and shall cause its Affiliates and Associates to, keep confidential and not disclose to any Person any Confidential Information except as permitted under Section 2.04(3).
     (3) Permitted Disclosure. A Recipient may disclose Confidential Information:
(i)	for the purpose of advancing the business or interests of the Company, Interco or Telesat including for the purposes of obtaining all approvals for the acquisition of Telesat by Interco;

(ii)	to those of its, or its Associates’ or Affiliates’, directors, employees, agents or advisors who either are bound by the duties of their employment or engagement to maintain the confidentiality of the Confidential Information or enter into a confidentiality agreement in a form reasonably acceptable to the Owner;

(iii)	to MHR Fund;

(iv)	as may be required of the Recipient under Applicable Laws, subject to use of reasonable best efforts to prevent or withhold, or minimize, disclosure pursuant to such Applicable Laws, and subject to providing the Company, to the extent not prohibited under Applicable Law, with prompt notice prior to the time of such disclosure in order to permit the Company to seek an appropriate protective order;

(v)	as may be necessary to describe the basis of the transaction for the acquisition of Telesat, the transaction size and the names of the parties involved, as part of the promotional materials of a Shareholder or MHR Fund;

(vi)	to any Person authorized by the applicable Owner to receive Confidential Information;

(vii)	to any Person to whom such disclosure is required in order for the Recipient to defend or prosecute successfully an action, claim or proceeding to which the Recipient is a party;

(viii)	to any Person to whom disclosure is required or requested to be made as contemplated by Section 2.04(6); and

(ix)	to any Person to whom a Shareholder wishes or has offered to sell all or part of such Shareholder’s Shares provided that such Person has executed and delivered to the Owner a confidentiality agreement in form and substance satisfactory to the Owner, acting reasonably, relating to

Confidential Information that may be disclosed to such Person in the course of negotiations.
     (4) Notwithstanding anything to the contrary contained in this Agreement, no press release or public statement that mentions PSP or Red Isle shall be made by any party to this Agreement without the prior consent of PSP, unless such mentioning is required by Applicable Law or the obligation of a party or its Affiliate pursuant to any listing agreement with or rules of any stock exchange or securities commission.
     (5) Treatment of Confidential Information. Each Recipient shall use at least the same degree of care in maintaining the confidentiality of any Confidential Information in its possession or under its control as it uses in maintaining the confidentiality of its own confidential information of comparable nature and importance, but in no event with less care than is reasonable given the nature of the Confidential Information.
     (6) Legal Compulsion. A Recipient (and its Affiliates and Associates) may disclose Confidential Information if so requested or required by any Governmental Authority of competent jurisdiction (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) and if at the time of such request or requirement the Recipient is reasonably satisfied (whether on the basis of express or implied undertakings or other reliable assurances, established administrative practice or requirements imposed by Applicable law) that the recipient of such Confidential Information will be required to maintain such Confidential Information in confidence.
     (7) Remedies for Breach. Each party acknowledges that a breach or threatened breach of its obligations under this Section 2.04 to any Owner would result in irreparable harm to such Owner which could not be calculated or adequately compensated by recovery of damages alone. Each party therefore agrees that any Owner whose Confidential Information a Recipient discloses or threatens to disclose in breach of this Agreement shall be entitled to interim or permanent injunctive relief, specific performance and such other equitable remedies against such Recipient (or its Affiliates or Associates) to restrain or remedy such breach.
2.05 Covenants of the Company, Interco and Telesat
Each of the Company, Interco and Telesat, by the execution of this Agreement, hereby acknowledges that it has actual notice of the terms hereof and hereby covenants with each of the other parties that it will at all times prior to the termination of this Agreement be governed by this Agreement in conducting its business and affairs and shall do or cause to be done all such acts, matters and things as may from time to time be necessary or appropriate to the carrying out of the terms and intent hereof.
ARTICLE 3 — CORPORATE GOVERNANCE
3.01 Board of Directors: General.
     (1) Authority and Independence. The Board shall have overall responsibility for managing and supervising the management of the business and affairs of the Company; and the power and authority of the Directors shall be subject only to such restrictions as are imposed by Applicable Law and by this Agreement. Except as expressly restricted herein, as far as possible, the power, authority and discretion of the Board shall be exercised independently and at Arm’s Length from the Shareholders as if it were a board of directors of a publicly held corporation, with a view to the best interests of the Company as a whole, notwithstanding the fact that certain of the Directors are Shareholder Nominees.
     (2) Information and Access: Business Conflicts. In order to resolve as expeditiously as possible, and in a manner that will promote the best interests of the Company, any conflicts of business objectives or interests between the Company, Interco or Telesat and any Shareholder (a “Conflicted Shareholder”), the Board may retain, at the expense of the Company, Interco or Telesat, technical and other advisors to assist in such resolution, and the Chairperson of the Board or the Board as a whole shall have the right to consult with the Executive Officers concerning the matters giving rise to the conflict in the absence of any Shareholder Nominee that is an Interested Party of the Conflicted Shareholder and, if Loral or any of its Affiliates is the Conflicted Shareholder, any Loral Nominee. Any such conflict shall be resolved by the Board in the manner required by the CBCA and in accordance with Section 3.01(1).
3.02 Number and Election of Directors
     (1) Composition and Term. The Board shall consist of not less than four and not more than ten Directors, with the number of Directors being initially set at ten Directors. If the number of Directors is reduced below ten, such reduction shall be made proportionately and as applicable at the relevant time between directors nominated by Loral and by PSP, and the number of Independent Directors, but there shall not be any reduction in the number of Directors except with the prior written consent of each of Loral and PSP. Each Director shall hold office until the next annual meeting of the Shareholders after his or her election.
     (2) Identical Boards. The members of the board of directors of each of Interco and Telesat shall at all times be the same as the members of the Board. To accomplish this end, the resignation, removal or election of a Director of the Company shall be deemed to effect at the same time the resignation, removal or election, as the case may be, of the same director of Interco and Telesat, without further formality; however, as soon as practicable after any change in the composition of the Board, the Company with respect to Interco, and Interco with respect to Telesat, shall take or cause to be taken such steps as may be necessary to confirm, ratify and evidence such change in the board of directors of each of Interco and Telesat.
     (3) Chairperson. The Board shall have a chairperson (“Chairperson”) who shall be elected annually by the affirmative vote of a majority of the Directors. The Chairperson may not be an employee or officer of either the Company, Interco or Telesat. The Chairperson shall be responsible for such matters as:
(a)	introducing proposals to the Board on matters that require Board approval;

(b)	setting the agenda for Board meetings;

(c)	convening and presiding at Board meetings;

(d)	presiding at meetings of Shareholders; and

(e)	circulating minutes for approval by the Directors.

The Chairperson shall not have a tie-breaking or casting vote and, except as may be conferred upon him or her by resolution of the Directors related to the execution of contracts approved by the Board, or in respect of the negotiation and execution of contracts within parameters set by the Board, or except as conferred by him or her in the By-laws, shall not have the authority to bind the Company.
     (4) Compensation. No Shareholder Nominee shall receive compensation for his or her services as a Director.
     (5) Election and Qualification of Directors.
(a)	Elections. All Directors shall be elected or confirmed in office at an annual general meeting or special meeting of Shareholders. Loral shall have the right to nominate and have elected three nominees to the Board (each, a “Loral Nominee”), and PSP shall have the right to nominate and have elected three nominees to the Board (each, a “PSP Nominee”). The remaining four Directors, which will include the two Third Party Investors, and the remaining four directors of Interco and Telesat, which will also include the two Third Party Investors, shall be Independent Directors. All Shareholders shall vote their Shares at meetings of the Shareholders and act in all other respects in connection with the corporate proceedings of the Company to ensure that the nominees of Loral and PSP are elected and maintained in office from time to time as Directors.

(b)	Residency. Unless otherwise permitted by Applicable Law, no more than 20% of the Directors and no more than 20% of the directors of Interco and Telesat may be individuals who are Non-Residents. Loral shall have the exclusive right to nominate the maximum number of Non-Residents as Loral Nominees unless it expressly waives such right, which it may do with respect to each or both of such Loral Nominees, in whole or in part.
     (6) Committees of Directors. The Board may appoint from among its members and maintain an audit committee, pension committee and compensation committee and, subject to the following sentence, such other committees as the Board may approve from time to time and shall delegate to each such committee appropriate powers within its terms of reference to the extent permitted by this Agreement and by Applicable Law. The Board shall not appoint an executive committee, it being the intention of the Shareholders and the Company that such matters as would be customarily delegated to an executive committee shall be the responsibility of the full Board. Each such committee shall have three members and shall be chaired either by the Chairperson of the Company or by an Independent Director. The members of each committee shall be one of the four Independent Directors, one Loral Nominee and one PSP Nominee. No business shall be conducted, or shall continue, at any meeting of any committee unless a majority of the members present, and continuing to be present, are individual Canadians (within the meaning of section 2 of the Canadian Telecommunications Common Carrier Ownership and Control Regulations promulgated pursuant to the Telecommunications Act (Canada) who are not persons who are or have been Interested Parties in relation to any Shareholder who is a Non-Resident.
     (7) Vacancies of Shareholder Nominees. If any vacancy on the Board occurs from the retirement, resignation, death or removal of a Loral Nominee, a PSP Nominee or an

Independent Director, as the case may be, a replacement for such Loral Nominee or PSP Nominee may be nominated by Loral or PSP, respectively, or the Nominating Committee shall nominate a replacement Independent Director. Upon the occurrence of such a vacancy, the Directors shall call a special meeting of Shareholders, or each Shareholder shall sign a unanimous shareholders resolution, and each Shareholder agrees to exercise its voting rights at any such meeting, or sign any such unanimous shareholders resolution, in such manner as may be required to elect a replacement for the Loral Nominee, PSP Nominee or Independent Director in the manner aforesaid. The newly elected Loral Nominee, PSP Nominee or Independent Director shall serve the balance of the term of his or her predecessor.
     (8) Removal of Shareholder Nominees.
(a)	Loral may requisition a meeting of Shareholders, or the execution of a unanimous shareholders resolution, to remove any Loral Nominee from the Board. PSP may requisition a meeting of Shareholders, or the execution of a unanimous shareholders resolution, to remove any PSP Nominee from the Board.

(b)	No Loral Nominee may be removed from the Board unless such removal is first approved at a meeting of Shareholders at which Loral votes in favour, or unless Loral signs a unanimous shareholders resolution in favour of such removal, and no PSP Nominee may be removed unless such removal is first approved at a meeting of Shareholders at which PSP votes in favour or unless PSP signs a unanimous shareholder resolution in favour of such removal.
3.03 Independent Directors.
     (1) Qualifications. “Independent Director” means any Director who is not a Shareholder Nominee, who has been designated as a candidate for the office of Independent Director in accordance with this Section 3.03(3), who is qualified to act as a director under Applicable Law, and who at the time of his or her nomination:
(a)	is an individual in good standing in the business community with experience as a company director;

(b)	is not, and has not been within the last three years prior to being nominated, employed (other than as a Director or a director or officer of Telesat or as a Third Party Investor) by an Interested Party;

(c)	is not an Interested Party, provided that in applying the term “Interested Party” solely in and for the purposes of this Section, but not in or for the purposes of any other Section, or cross reference to this Section, in this Agreement, MHR Fund shall be deemed to be a Shareholder; and

(d)	has no other relationship (other than as a Director or as a director of Interco or Telesat) or characteristics that could reasonably be expected to compromise his or her independence in fact from all Interested Parties.

Notwithstanding the foregoing, no action by a Director designated as an Independent Director shall be invalid by reason only that such Director did not meet the foregoing qualifications at the time such action was taken.
     (2) Organizational Meeting. As soon as practicable following the Closing, the Shareholders will convene a special Shareholders’ meeting to elect the Directors.
     (3) Independent Directors: Nominations and Challenges. Not later than 60 days before each meeting of Shareholders at which Independent Directors are to be elected, either of PSP or Loral may request the formation of a nominating committee to propose nominees for the Independent Directors to be elected at such meeting. Such nominating committee, once proposed, shall meet within 10 days of the date of proposal by either PSP or Loral. The members of such nominating committee shall be one director who is a Loral Nominee (designated by Loral), one director who is a PSP Nominee (designated by PSP) and in the case of the first nominating committee, TPI #1, after TPI #1 has been selected by PSP, and thereafter one Independent Director selected by the Independent Directors then in office. The nominating committee as so selected (the “Nominating Committee”) shall meet and shall select, by majority vote, within 10 days of its first meeting, a slate of nominees of Independent Directors to be elected at the next meeting of Shareholders at which Directors are to be elected. Once a Nominating Committee is formed, each member of the Nominating Committee shall take part in, and shall vote on, the selection of each nominee for the position of Independent Director. The Nominating Committee shall report to each of PSP and Loral as to its proposed nominees, providing such information in reasonable detail as to the identity and background of each individual as will enable PSP and Loral to determine whether such individual meets the qualifications referred to in Section 3.03(1). During the 10 days following the date on which such notification is received, either PSP or Loral shall have the right and opportunity to interview each proposed nominee, to examine his or her credentials and to challenge, acting reasonably and in good faith, the proposed nomination on the basis that the proposed nominee does not meet all the qualifications referred to in Section 3.03(1). Upon such challenge being made in a timely manner, reasonably and in good faith, the proposed nomination shall be withdrawn and the Nominating Committee shall propose a new nominee. Any such challenge shall be presumed to be made reasonably and in good faith, but such presumption may be rebutted by satisfactory evidence to the contrary accepted as such, if required, by an Arbitrator in accordance with Article 9 or by a court of competent jurisdiction.
     (4) Voting for Independent Directors. Subject to the right to challenge a nominee as set forth in Section 3.03(3), all Shareholders owning Shares which may be voted for the election of Directors shall vote all such Shares to elect as Independent Directors the nominees selected by the Nominating Committee.
     (5) Removal of Independent Directors. Except as provided in Section 3.03(3), no Independent Director may be removed from office except by Extraordinary Resolution. An Independent Director who fails at any time to meet the requirements of independence set forth in Section 3.03(1) shall forthwith resign from the Board and the board of directors of Interco and Telesat and, if he or she fails to do so, the Shareholders shall cooperate with each other in convening as soon as practicable a meeting of the Nominating Committee to select a new nominee, and a Shareholder meeting to effect, and at such meeting shall vote to effect, the removal of such Director and the election of a new Independent Director.

3.04 Meetings of Directors
     (1) General. The Board shall hold regular meetings no less frequently than once each quarter. The Shareholders and the Corporation shall endeavour to ensure that a majority of the meetings of the Board in each calendar year shall be held in Canada. Any Director may requisition a directors’ meeting in the manner provided in the By-laws of the Company. At each meeting of the Board, the Executive Officers shall report to the Board as directed by the Board from time to time.
     (2) Quorum. In addition to any requirements under Applicable Law, a quorum for meetings of the Board shall be six of the Directors then in office (reduced in proportion to any reduction in the number of directors made pursuant to Section 3.02(1)), including one PSP Nominee and one Loral Nominee. No business shall be conducted, or shall continue, at any meeting of the Board if and when a quorum ceases to exist or unless a majority of the members present and continuing to be present are individual Canadians (within the meaning of Section 2 of the Canadian Telecommunications Common Carrier Ownership and Control Regulations promulgated pursuant to the Telecommunications Act (Canada)) who are not persons who are or have been Interested Parties in relation to, or nominees of, any Shareholder who is a Non-Resident. Notwithstanding the foregoing, if more than three (reduced in proportion to any reduction in the number of directors made pursuant to Section 3.02(1))of the Directors then in office are Interested Directors (as defined in Section 3.04(4)) in respect of a matter to come before the meeting, a quorum shall exist and shall be deemed to continue to exist during consideration of that matter so long as (a) a majority of the Directors who are not Interested Directors with respect to such matter is present at the meeting and at least two of the Directors present are Independent Directors and (b) if some or all of the Directors who are Interested Directors are not nominees of Non-Residents, a majority of the Directors present must be Canadians (within the meaning of Section 2 of the Canadian Telecommunications Common Carrier Ownership and Control Regulations promulgated pursuant to the Telecommunications Act (Canada)) who are not nominees of Non-Residents (and in order to constitute such quorum for consideration of the interested matter only, it shall be permissible for some or all of the Directors who are nominees of Non-Residents to absent themselves from that portion of the meeting at which the interested matter is being considered pursuant to Section 3.04(4)). If a quorum of directors is not present at a meeting of directors duly called because of the absence at such meeting of any Loral Nominee or any PSP Nominee, a quorum of directors at the next duly called meeting of directors shall not require the presence of a nominee of the Shareholder whose nominees prevented the formation of a quorum of directors at the last duly called meeting.
     (3) Vote. Any matter put before the Directors shall be decided by the affirmative vote of a majority of the Directors present at the meeting who are not Interested Directors in respect of that matter, or a resolution signed by all of the directors.
     (4) Interested Matters. In addition to any requirements under Applicable Law, at any meeting at which the Board considers any matter involving a material agreement or transaction or proposed material agreement or transaction with the Company, Interco or Telesat to which a Shareholder (an “Interested Shareholder”) or any of its Affiliates or Associates is a party, or the transfer or redemption of any Fixed Rate Preferred Shares, (in each case an “Interested Matter”), then any Shareholder Nominee who is an Interested Party of the Interested Shareholder (collectively, the “Interested Directors”), shall be required by the Chairperson to leave the meeting (after having an opportunity to make a presentation to the Board regarding the Interested Matter) while such Interested Matter is being considered, unless such requirement is waived by a majority vote of the Directors who are not Interested Directors, and shall abstain from voting thereon. For greater certainty, (x) a matter referred to in Section 3.05(1)(e) or Section 3.05(1)(l) shall be considered an Interested Matter in respect of each Loral Nominee and (y) a matter referred to in Section 3.05(1)(k) shall be considered an Interested Matter in respect of each PSP Nominee.
3.05 Board Vote Required
     (1) The following matters must be brought to a vote of the Board and decisions thereon may not be delegated by the Board to a committee thereof or to officers or employees of the Company:
(a)	amendments to the Business Plan, including each update as provided in Section 4.02;

(b)	approval of the Annual Budget and Capital Budget;

(c)	entering into any Material Agreement;

(d)	entering into any agreement with a Shareholder or with an Affiliate or Associate of a Shareholder involving payments in excess of $100,000 in the aggregate over its term, or any material variation in or amendment to any existing agreement between the Company, Interco or Telesat and a Shareholder or an Affiliate or Associate of a Shareholder,

(e)	amending, waiving or terminating in whole or in part the Consulting Services Agreement;

(f)	initiating, settling or compromising any claim, suit, action or proceeding which is material to the Company, Interco or Telesat;

(g)	any amendments to scope of authority of the CEO as set out in Section 3.07(2)(b);

(h)	entering into any hedge, swap or other derivatives transaction, including interest rate swaps, forward rate transactions, commodity swaps, commodity options, interest rate options, forward foreign exchange transactions and currency options (collectively, “Derivatives”), except for Derivatives entered into for the sole purpose of hedging the Company’s, Interco’s or Telesat’s actual exposure to risks of fluctuations in interest rates or foreign exchange rates in respect of obligations of the Company, Interco or Telesat existing at the time such Derivatives are entered into;

(i)	encumbering, disposing of or transferring by the Company, Interco or Telesat of any assets that constitute Intellectual Property;

(j)	subject to Section 3.07, the election, appointment or removal of any Executive Officers of the Company and the establishment of and any change in their compensation;

(k)	purchasing for cancellation or exercising any optional redemption feature on any Fixed Rate Preferred Shares or authorizing the transfer by PSP of any Fixed Rate Preferred Shares on the basis that such transfer will not cause material adverse tax consequences to the Company;

(l)	making any determination or exercising any discretion on behalf of the Company or any of its Subsidiaries pursuant to the Skynet Asset Transfer Agreement, the Loral Alternative Subscription Agreement or the Skynet Sale Agreement; and

(m)	any other matters which by the terms of this Agreement or under the CBCA are reserved to the Board and may not be delegated;
3.06 Skynet
The execution and delivery by the Company of the Skynet Asset Transfer Agreement, the Skynet Sale Agreement and the Loral Alternative Subscription Agreement and all documents required for the consummation of the transactions contemplated therein, the redemption of the Redeemable Common Shares and Redeemable Non-Voting Participating Preferred Shares, if any, held by Loral at the time of the closing of the Skynet Asset Transfer Agreement, and the issuance to Loral of Common Shares or Non-Voting Participating Preference Shares, on terms consistent with the Skynet Asset Transfer Agreement and the Loral Alternative Subscription Agreement, is hereby approved by the parties hereto and is not subject to the provisions of Section 3.04(4) or Section 3.05 (other than as specifically referred to in Section 3.05(1)(l)).
3.07 Officers.
     (1) Executive Officers. Each of the Company, Interco and Telesat shall have a CEO, a Chief Financial Officer, a Chief Operating Officer and such other Executive Officers as are provided in the By-laws and the by-laws of Interco or Telesat, as the case may be. The officers of the Company shall be the same persons, and shall have the same designations, as in each of Interco and Telesat. There shall be no change in the titles or duties of the Executive Officers and no appointment of persons with similar powers or authorities except by amendment to the By-laws and the by-laws of Interco or Telesat. At the first meeting of the Board after the occurrence of any vacancy in the office of any Executive Officer, the Board shall appoint executive officers to fill such vacancies.
     (2) CEO.
(a)	Identity. The same individual shall be the CEO for each of the Company, Interco and Telesat. To accomplish this end, the Shareholders agree that the resignation, removal or election of the CEO of the Company shall be deemed to effect at the same time the resignation, removal or election, as the case may be, of the CEO of Interco and Telesat without further formality; however, as soon as practicable after any change in the CEO of the Company, the Company shall cause the board of directors of Interco, and Interco shall cause the board of directors of Telesat, to take, or cause to be taken, such steps as may be necessary to confirm, ratify and evidence the change in the CEO of Interco and Telesat.

(b)	Authority. The CEO shall have the day-to-day responsibility for managing the business and operations of the Company within the discretion of the CEO as restricted by the scope of the Business Plan. In addition, the CEO shall have the powers and duties set forth in the By-laws and the power and authority normally incident to the office of CEO, including the following authorities and accountabilities:
(i)	accountability to the Board to achieve the milestones, requirements and objectives as set forth in the Business Plan, Annual Budget and Capital Budget or otherwise;

(ii)	day-to-day administration of the Company;

(iii)	representing the Company in dealings with the Shareholders, their Affiliates and third parties;

(iv)	preparing and proposing to the Board updates and amendments to the Business Plan, Annual Budget and Capital Budget including the annual update referred to in Section 4.02; and

(v)	managing the human resources of Telesat in a manner consistent with the Business Plan, including the appointment and removal of managers other than the Executive Officers.
(c)	Change in Authority. No change shall be made in the scope of the authority of the CEO unless approved in writing by each of PSP and Loral.
     (3) Term and Appointment of Other Executive Officers. The Board shall have the sole and absolute authority to elect, appoint, hire, remove or dismiss any Executive Officer of the Company. At the first meeting of the Board or after the occurrence of any vacancy among Executive Officers, the Board shall appoint each Executive Officer for which a vacancy then exists.
3.08 Board Observer Rights
For so long as any PSP Nominee or any Loral Nominee, as the case may be, is a Director on the Board, each of the Company, Interco and Telesat shall permit each of PSP or Loral, as the case may be, to designate a person (any such person, an “Observer”) to attend meetings of the Board as an observer, and each such Observer shall be entitled to receive all materials relevant to such meeting as provided to the Directors; provided that each of PSP and Loral may designate a different person to be its Observer from time to time as it wishes; provided, further, that the Shareholder who designates such Observer undertakes that such Observer shall keep all information received or observed in his or her capacity as an Observer confidential to the same extent as such Observer would be obligated to do as a Director; provided, further, that the Company reserves the right to exclude any such Observer from access to any material or meeting or portion thereof if the Company believes upon advice of counsel that such exclusion is reasonably necessary to preserve attorney-client privilege, or if the Company, acting through its Board of Directors, believes that access to any such material or meeting, or portion thereof, is inappropriate under the circumstances.
ARTICLE 4 — SCOPE AND OBJECTIVES; BUSINESS PLAN
4.01 Initial Business Plan; Budgets
     (1) Initial Business Plan. Each party acknowledges that it has received a certified copy of the Business Plan initially prepared by management of Telesat, with the assistance of management of Loral in relation to the assumed consummation of the transactions contemplated by the Skynet Asset Transfer Agreement and the Skynet Sale Agreement with effect from September 1, 2007 (the “Initial Business Plan”), and the Initial Business Plan is hereby approved by the parties hereto. The Initial Business Plan shall take effect on the date of this Agreement and for greater certainty shall not require the approval of the Board. The Initial Business Plan sets forth the objectives of Telesat for the period ending on December 31, 2012.
     (2) Scope and Contents of Business Plans
(a)	It is the parties’ intention that the Business Plan and any amendments thereto shall be prepared and updated with a view to furthering their objectives of maximizing the financial performance of the Company, Interco and Telesat.

(b)	The Business Plan, as amended and updated from time to time in accordance with Section 4.02, shall set out the strategic goals of the Company to be met during the period ending on December 31, 2012, in the case of the Initial Business Plan, and commencing on the date of each annual update under Section 4.02, in the case of annual amendments to the Initial Business Plan (each such five year period under the Business Plan, a “Plan Period”) as well as the general operational and marketing approaches toward meeting those goals. It shall set forth the overall service development, market scope, quality standards and commercial policies and practices of the Company, Interco and Telesat for the Plan Period, but shall be drafted with express recognition that the specifics of implementing the strategic goals within the broad guidelines set forth therein are within the province of management discretion. The Business Plan shall incorporate a model that provides a projection for the current year, and projections for the next five years, of the income statement, balance sheet and statement of cash flows, presented on a quarterly basis for the first two years of each such Plan Period and on an annual basis for the next three years of the Plan Period. The statement of cash flows shall include a line item for capital expenditures over $2 million, with a schedule of supporting detail. The level of detail for each subsequent Plan Period shall be consistent with the detail in the Initial Business Plan. In the case of any inconsistency between this Agreement and the Business Plan, this Agreement, insofar as it is applicable, shall govern.
     (3) Budgets
No later than 60 days before the end of each fiscal year, the CEO shall prepare or cause to be prepared and shall present to the Board for approval, a budget for the next fiscal year (each, an

“Annual Budget”). Each Annual Budget shall consist of an income statement, balance sheet and statement of cash flows in detail at least equivalent to those contained in the Initial Business Plan, together with supporting schedules as would reasonably accompany an annual budget. The statement of cash flows shall include a line item for capital expenditures over $2 million, with a schedule of supporting detail. The Annual Budget shall be presented on a monthly basis showing the actual results for the previous year and the budget year budgeted forecasts.
4.02 Updates to Business Plan
The Business Plan shall be reviewed and updated by management in the event that the transactions contemplated by the Skynet Asset Transfer Agreement and the Skynet Sale Agreement do not occur by •, 2007 and/or in the event that the transactions contemplated by the Loral Alternative Subscription Agreement are consummated. The Business Plan shall also be reviewed and updated by management of the Company each year, and presented to the Board by the CEO, no later than 30 days before the end of each fiscal year (the “Business Plan Update Date”). This Business Plan update shall reflect the actual results for the previous year as well as the budget for the subsequent year. In addition, management will review, and if necessary, update, the Business Plan for presentation by the CEO to the Board no later than seven months after the close of each fiscal year. The Business Plan shall also be reviewed and updated by management of the Company and presented by the CEO to the Board no later than 60 days after there shall have occurred a material change to the business of the Company. Upon presentation of any draft revised Business Plan by the CEO, the Board shall review such plan and shall ratify or amend plan information so that the Business Plan in effect at any time during the term of this Agreement will constitute a rolling five-year business plan for the Company. If the Board is unable to agree by any Business Plan Update Date on the Business Plan for the next fiscal year, then the Business Plan then in effect shall be controlling. The Board may review and amend the Business Plan at any time during the fiscal year upon the recommendation of the CEO.
4.03 Purchases from Loral
Subject to approval by the Board under Section 3.05(1)(d) in accordance with Section 3.04(4), the Company, Interco or Telesat may purchase any equipment, products and services from Loral Space and its Affiliates on commercially reasonable terms. The Company, Interco and Telesat shall provide to Loral and its Affiliates a first right to accept an offer to procure equipment, products or services that is issued by Telesat to more than one bidder or to negotiate, including in the case of a sole source procurement, for the purchase of equipment, products and services in those areas in which Loral and its Affiliates regularly carry on business, subject to the approval of the Board under Section 3.05(1)(d) in accordance with Section 3.04(4) with regard to any contract that results from such first rights of acceptance or negotiation. Such first right of acceptance or negotiation shall not constitute an obligation on the part of the Company or Telesat to deal exclusively with, or purchase from, Loral and its Affiliates.
4.04 Loral Non-Competition Covenant
     (1) Covenant. Loral Space agrees, for the benefit of the Company and its Subsidiaries, including Interco and Telesat, that, after the completion of the transactions contemplated by the Skynet Asset Transfer Agreement and the Loral Sale Agreement, and thereafter for so long as Loral (or any Person who is a Permitted Transferee of Loral within the meaning of clause (a) of the definition of Permitted Transferee) owns any Shares, it shall not, directly or indirectly, through any Subsidiary (other than the Company and its Subsidiaries, including Interco and Telesat), engage in, manage, consult with, or invest in securities of any Person having participation rights in excess of 2% of the profits of, a Satellite Communications Business. In addition, until completion of the transactions contemplated by the Skynet Asset Transfer Agreement and the Skynet Sale Agreement, up to but not after the Alternative Subscription Date as defined in the Loral Alternative Subscription Agreement, Loral Space and its Subsidiaries shall hold any rights or interests in any Satellite Communication Business which any of them acquires after the date hereof for the benefit of Loral Skynet and to transfer such rights and interests to the Company, in conjunction with the closing of the transactions contemplated by the Skynet Asset Transfer Agreement and the Skynet Sale Agreement.
     (2) Exceptions. The restrictions set out in Section 4.04(1) shall not apply to restrict Loral from (i) owning equity interests in Globalstar, Inc., Enlaces Integra, S.A. de C.V. and Xtar LLC; (ii) owning its current equity interest in Satèlites Mexicanos, S.A. de C.V. and acquiring any additional equity interest therein pursuant to the exercise of rights (including rights of first offer, rights of first refusal and pre-emptive rights) under existing documents (including charter, by-laws and other organizational documents) related thereto (iii) engaging in, managing, consulting with or investing in Satellite Communications Businesses that utilize the X-band frequency or that provide service to the government of the United States to the extent the Company and its Subsidiaries are unable, whether by operation of law or otherwise, to provide such service; or (iv) owning interests in Satellite Communications Businesses, or acquiring rights to satellite transponders, acquired by Space Systems/Loral, Inc. (“SS/L”) in connection with or related to awards of satellite construction contracts from its customers, provided, that, at the Company’s option, the Company may acquire such interests from SS/L at their fair market value, (v) owning interests in any opportunity which the Board has rejected as an opportunity of the Company or Telesat, or which the Board has approved, but subsequently rejected, or which the Company was unable to pursue due to the failure of PSP to provide funding therefor upon exercise of pre-emptive rights or (vi) owning, acquiring, engaging in, managing, consulting with, or investing in such businesses or Persons as shall be approved by the Board in accordance with Section 3.04(4).
4.05 Non-Solicitation Covenant
     (1) Each of Loral and Loral Space shall not, and shall cause its directors, officers, employees (in their capacity as such) and Subsidiaries not to, directly or indirectly, while Loral (or any Person who is a Permitted Transferee of Loral within the meaning of clause (a) of the definition of Permitted Transferee) is a Shareholder and for a period of one year thereafter, cause, solicit, induce or encourage any employee who is a member of senior management of the Company and any of its Subsidiaries, including Interco and Telesat, to leave such employment or hire, employ or otherwise engage any such individual, provided that the foregoing shall not prohibit any general solicitation of employees that is not targeted at such persons.
     Each of PSP and MHR Fund shall not, and shall cause its directors, officers, employees (in their capacity as such) and Subsidiaries not to, directly or indirectly in the case of PSP, while PSP (or any Person who is a Permitted Transferee of PSP within the meaning of clause (a) of the definition of Permitted Transferee) is a Shareholder, and in the case of MHR Fund while it owns, directly or indirectly, shares of Loral Space or is a Shareholder, and in each case for a period of one year thereafter, cause, solicit, induce or encourage any employee who is a member of senior management of the Company and any of its Subsidiaries, including Interco and Telesat, to leave such employment or hire, employ or otherwise engage any such individual, provided that the foregoing shall not (i) apply to Persons in which either PSP or MHR Fund have made investments, or (ii) prohibit any general solicitation of employees that is not targeted at such persons.
4.06 Enforcement of Restrictive Covenants
     (1) The covenants and undertakings contained in Sections 4.04 or 4.05 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Sections 4.04 or 4.05 will cause irreparable injury to the Company, Interco or Telesat, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of Sections 4.04 or 4.05 will be inadequate. Therefore, the Company, Interco or Telesat will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of Sections 4.04 or 4.05 without the necessity of proving actual damage or posting any bond whatsoever. The rights and remedies provided by this Section 4.06 are cumulative and in addition to any other rights and remedies which the Company, Interco or Telesat may have hereunder or at law or in equity.
ARTICLE 5 – SHAREHOLDER MATTERS
5.01 Restrictions on Management and the Board, Matters Requiring Shareholder Approval
     (1) None of the following actions shall be taken by the Company, or by the Company to authorize any such action to be taken by Interco, or by Interco to authorize any such action to be taken by Telesat, unless, in addition to any shareholder approval required as a mandatory provision of the CBCA, such action is authorized by Special Shareholder Approval:
(a)	any change in the Articles or By-laws or the articles or by-laws of Interco or Telesat;

(b)	the taking of any steps to wind up, dissolve, reorganize or terminate the corporate existence of the Company, Interco or Telesat or the taking of any steps in respect of Insolvency Proceedings by or against the Company, Interco or Telesat;

(c)	the sale, lease, exchange, encumbrance, transfer or other disposition of all or substantially all of the assets of the Company, Interco or Telesat, including the granting of an option for any such transaction (other than pursuant to the exercise of a permitted drag along right pursuant to Article 7 ) or the issuance, sale, lease, exchange, encumbrance, transfer or other disposition of any shares of the Company’s Subsidiaries, including Interco or Telesat; or

(d)	the taking of any steps to amalgamate or merge the Company, Interco or Telesat with another Person (other than the amalgamation of 4363230 Canada Inc. and Telesat) or to consolidate, recapitalize or reorganize the Company, Interco or Telesat (other than pursuant to the exercise of a permitted drag along right pursuant to Article 7 ), or to continue the Company, Interco or Telesat under the laws of another jurisdiction.
     (2) None of the following actions shall be taken by the Company, or by the Company to authorize any such action to be taken by Interco, or by Interco to authorize any such action to be taken by Telesat, unless, in addition to any shareholder approval required as a mandatory provision of the CBCA, such action is authorized by a Loral Approval:
(a)	any change in the authorized or issued shares in the capital of the Company, Interco or Telesat, the entering into of any agreement, or the making of any offer or the granting of any right capable of becoming an agreement, to issue any shares in the capital of the Company, Interco or Telesat (other than in circumstances where the Board determines that such change in share capital, entering into of such Agreement or making of such offer or granting of such right is necessary as a result of financial distress of the Company, Interco or Telesat, or to provide for management equity incentive programs of the Company, Interco or Telesat which in the aggregate do not exceed 5% of Equity Shares of the Company from time to time), or a decision to conduct or prepare for an initial public offering of securities of the Company or Telesat either (i) within the first four years from the date of this Agreement or (ii) other than as a result of either PSP or Loral exercising its right to compel the Company to complete an initial public offering pursuant to Section 6.02;

(b)	the entering into of any agreement or series of related agreements that is not in the ordinary course of business of the Company, Interco or Telesat, consistent with past practices, including the entering into of any agreement or series of related agreements, or the adoption of any business strategy or the change in the Business Plan, that, if implemented and aggregated with all other actions taken by the Board during the relevant Plan Period, could reasonably be expected to change the projected revenues, expenses, capital expenditures or cash flows of the Company, Interco or Telesat, as set out in the most recently approved Business Plan, by more than 10% during the then current Plan Period;

(c)	the sale, lease, exchange, transfer or other distribution, or contribution to a partnership, joint venture, trust or other joint ownership entity, of any property, assets (including licences or Intellectual Property) of the Company, Interco or Telesat where the proceeds to the Company, Interco or Telesat from such transaction, or series of related transactions, would be greater than $50,000,000 in cash or the fair value of any property received (determined on a net present value basis in respect of any deferred proceeds);

(d)	the purchase of any assets or the making of any other capital expenditures pursuant to any contract or series of related contracts at a cost in excess of $100,000,000 (provided that for so long as Space Systems/Loral, Inc. or its successors (“SS/L”) is an Affiliate of Loral, Loral Approval shall not be required in respect of the approval of any contract (a “Subject Satellite Contract”) to purchase a satellite of the type then manufactured by SS/L, unless such decision regarding the award of a Subject Satellite Contract involves the choice between or among satellite manufacturers (none of which is SS/L), but only so long as Loral does not exercise such approval right to veto the award of a contract to all of the manufacturers then under consideration), it being understood and agreed that the general decision to approve capital expenditures in excess of $100,000,000 for a new satellite (including whether Indebtedness, if in excess of $100,000,000, shall be incurred in connection with such capital expenditure (a “Cap Ex Indebtedness Decision”), shall require Loral Approval, and if Loral exercises its rights to veto any contract or series of related contracts pursuant to this Section 5.01(2)(d), PSP shall have the right to approve in writing any contract or series of related contracts in replacement thereof made with Loral or any Affiliate of Loral, and no such contract or series of related contracts shall be entered into unless such written approval has been received);

(e)	the making of, directly or indirectly, loans or advances to, or the giving of security for, or the guaranteeing of the Indebtedness of, or otherwise giving financial assistance to, any Person ;

(f)	increases in the compensation to be paid to the senior management of the Company, Interco and Telesat (for such purposes, being the 10 most highly compensated officers and employees of the Company, Interco or Telesat, in the aggregate) by more than 5% from the compensation paid to such senior management in the aggregate in the immediately preceding year, or the establishment of any incentive compensation plan (other than management equity incentive programs which in the aggregate do not exceed 5% of the outstanding Equity Shares of the Company from time to time) for employees;

(g)	the incurring of Indebtedness or the giving of any Lien to any Person in respect of obligations in excess of $100,000,000 or the amendment or modification of material terms of any such Indebtedness, or the granting of a Lien over any material assets of the Company, Interco or Telesat (other than (i) Indebtedness or Liens required to fund the acquisition of Telesat or the consummation of the transactions contemplated by the Skynet Sale Agreement and related revolving credit facilities and (ii) Indebtedness (“Satellite Indebtedness”) to be incurred for the purpose of funding the acquisition of a new satellite procured pursuant to a Subject Satellite Contract, provided that Loral Approval shall be required to approve a Cap Ex Indebtedness Decision or to approve any Satellite Indebtedness in excess of $100,000,000 so long as the decision to incur such Satellite Indebtedness is made following the award and execution of a Subject Satellite Contract); or

(h)	the declaration or payment of any dividend, the redemption, purchase or other acquisition of any Shares by the Company or of any shares in the capital of Interco or Telesat (except for redemptions of Shares required to be made by the Articles) or the repayment of any Indebtedness to any Shareholder or the Affiliate or Associate of any Shareholder; or

(i)	any amendment, waiver or termination of the Consulting Services Agreement.

5.02 Termination of Rights
     (1) The provision of Section 5.01(2) shall cease to apply upon a Loral Change of Control.
     (2) The provisions of Section 5.01(2) shall not apply in respect of any matter where the Company is proposing to make an investment in any business in which Loral or an Affiliate of Loral is also considering making an investment.
     (3) If a Loral Default shall occur, and as a result thereof and immediately thereafter, Loral shall own less than 45% of the Equity Shares, Section 5.01(2), and the drag-along rights of Loral and any other Selling Loral Shareholder contained in Section 7.08(2), shall cease to apply.
5.03 PSP Investment Policy
     For so long as PSP owns any Shares, any change in the business of the Company, Interco or Telesat that would be in breach of the Investment Policies of PSP (as set forth in Schedule G hereto) shall require the written approval of PSP. PSP acknowledges that the operation of satellites and the provision of satellite services to customers in the ordinary course of business of Telesat does not breach the Investment Policies of PSP. The Company, Interco and Telesat each agree to take into account PSP’s social and environmental responsibility policies in making any changes to the business of the Company, Interco or Telesat.
5.04 Meetings of Shareholders
     (1) Quorum. The quorum for the transaction of business at any meeting of the Shareholders shall be two Persons present in person or by proxy holding at least 51% of the Shares entitled to vote on each matter to be voted upon at the meeting and held by Persons who are not Non-Residents. No meeting of the Shareholders shall continue with the transaction of business if and when a quorum ceases to exist.
     (2) Votes. Except as otherwise provided in this Agreement or in the CBCA, all matters before the Shareholders shall be decided by a majority of the votes cast on the matter. The chairman of a meeting of the Shareholders shall not have a second or casting vote.
     (3) Any Shareholder holding more than 5% of the votes that may be cast at a meeting of shareholders shall have the right to call a meeting of the Shareholders in accordance with the procedures set out in the By-laws of the Company.
ARTICLE 6– FINANCE AND RELATED MATTERS
6.01 Pre-Emptive Rights
(1)	Restrictions on Issue. The Company may not

(a)	offer any Shares, except upon an initial public offering conducted in accordance with Section 6.02, or

(b)	issue any Shares, except (A) Non-Voting Participating Preferred Shares issued as the result of any conversion of Common Shares or Voting Participating Preferred Shares, (B) Voting Participating Preferred Shares issued as a result of any conversion of Common Shares or Non-Voting Participating Preferred Shares, (C) Common Shares issued as a result of any conversion of Voting Participating Preferred Shares or Non-Voting Participating Preferred Shares, (D) Common Shares and Non-Voting Participating Preferred Shares to be issued to Loral as contemplated by Section 3.06; (E) Fixed Right Preferred Shares issued as dividends in kind to holders of Fixed Rate Preferred Shares or (F) Common Shares issued pursuant to management incentive programs of the Company or Telesat which in the aggregate do not exceed 5% of the Equity Shares of the Company from time to time; (G) Redeemable Common Shares issued upon conversion of Redeemable Non-Voting Participating Preferred Shares; (H) Redeemable Non-Voting Participating Preferred Shares issued upon conversion of Redeemable Common Shares; (I) Common Shares issuable upon conversion of Redeemable Common Shares; or (J) Non-Voting Participating Preferred Shares issuable upon conversion of Redeemable Non-Voting Participating Preferred Shares;
otherwise than in accordance with this Section 6.01.
     (2) Notice of Pre-Emptive Right. Except as permitted pursuant to this Section 6.01, every offer of Shares by the Company shall be made by notice (“Notice of Pre-Emptive Right”) to each holder of Equity Shares (each Shareholder for the purposes of this Section 6.01(2) being referred to as a “Pre-Emptive Rights Shareholder”) from the secretary of the Company which shall set forth:
(a)	a description of the shares to be offered or issued (the “Offered Treasury Shares”);

(b)	the subscription price for each Offered Treasury Share; and

(c)	the subscription date (the “Subscription Date”), which shall be a date not earlier than 25 Business Days after the date of the notice.
     (3) Limits on Subscriptions. Each Pre-Emptive Rights Shareholder may subscribe for its Pro Rata Proportion of the Offered Treasury Shares by giving notice of its subscription (“Notice of Subscription”) to the Company within 20 Business Days after receipt of the Notice of Pre-Emptive Right (the “Subscription Period”). A Pre-Emptive Rights Shareholder wishing to subscribe for Offered Treasury Shares in excess of such Pro Rata Proportion shall, in its Notice of Subscription, specify the number or dollar amount, as the case may be, of Offered Treasury Shares in excess of its Pro Rata Proportion that it wishes to purchase, subject to availability and to all necessary Regulatory Approvals being obtained.
     (4) Undersubscribed Issues. If a Pre-Emptive Rights Shareholder does not subscribe for its Pro Rata Proportion of Offered Treasury Shares within the Subscription Period, the unsubscribed Offered Treasury Shares shall be used to satisfy any subscriptions of other Shareholders for Offered Treasury Shares in excess of their Pro Rata Proportions (as set out in such Shareholder’s Notice of Subscription) but no Shareholder shall be bound to take up any

Offered Treasury Shares in excess of the amount it requested to purchase in its Notice of Subscription.
     (5) Fractional Shares. If the Offered Treasury Shares of any issue are not capable, without division into fractions, of being offered to or being divided between the parties in their Pro Rata Proportions, the Offered Treasury Shares shall be offered to or divided between the parties as nearly as may be in these proportions.
     (6) Issue and Payment. Each Pre-Emptive Rights Shareholder subscribing for Offered Treasury Shares shall pay for, and the Company shall issue, the Offered Treasury Shares on the Subscription Date.
     (7) Sales to Third Parties. If not all of the Offered Treasury Shares of any issue are subscribed for within the Subscription Period, the Company may, during the following period of 60 Business Days, offer and sell to any Permitted Purchaser all or any of the Shares not taken up by the Pre-Emptive Rights Shareholders at a price which is not less than the subscription price offered to the Pre-Emptive Rights Shareholders pursuant to this Section 6.01 and on terms and conditions which are no more favourable to the Permitted Purchaser than those offered to the Pre-Emptive Right Shareholders under this Section 6.01.
     (8) Classes of Shares. Notwithstanding the description of the Offered Treasury Shares set out in the Notice of Pre-Emptive Rights, any Pre-Emptive Rights Shareholder which delivers a Notice of Subscription in respect of Offered Treasury Shares which are Equity Shares, but which would be unable to own the class of Offered Treasury Shares described in the Notice of Pre-Emptive Rights, shall be entitled to specify in its Notice of Subscription that it wishes to purchase an equivalent number of Equity Shares of a class which it is permitted to own under Applicable Laws, and in such event, the Directors shall authorize for issuance, and the Company shall issue, to such Pre-Emptive Rights Shareholder the number of Equity Shares of the class so specified, in lieu of the authorization and issuance of that number of Offered Treasury Shares to that Pre-Emptive Rights Shareholder.
6.02 Initial Public Offering
     If the Company shall not have completed an initial public offering of its Equity Shares by the fourth anniversary of the Effective Date, either PSP or Loral shall have the right at any time thereafter, by notice to the Company and to all other holders of Equity Shares, to cause the Company to conduct an initial public offering of its Equity Shares. Within 90 days after a Loral Change of Control, PSP shall have the right by notice to the Company and all other holders of Equity Shares to cause the Company to conduct an initial public offering (a “Change of Control Offering”). At any time after the Company has completed an initial public offering, each of PSP and Loral (and MHR Fund, upon becoming a direct holder of Shares, from which time it shall be a Shareholder) shall have the right, on not more than two occasions, by notice to the Company and the holders of Equity Shares, to require the Company to qualify a prospectus or registration statement for the distribution of Equity Shares held by such Shareholder or MHR Fund (a “Registration Event”). In addition, at any time after the Company has completed a Change of Control Offering, PSP shall have the right (such right, the “Change of Control Demand Right”), by notice to the Company and the holders of Equity Shares, to require the Company to qualify a prospectus or registration statement for the distribution of Equity Shares held by PSP (a “Change of Control Registration Event”) by the later of (x) six months following the Change of Control Offering or (y) one month after the expiration of the lock-up required by the underwriters in connection with the Change of Control Offering, and such right shall not count towards the rights set forth in the immediately preceding sentence. Upon the giving of a notice of initial public offering, the Shareholders will co-operate in good faith to facilitate an initial public offering of Equity Shares of the Company (including either, or a combination of, a primary and secondary distribution) subject to the following conditions:
(a)	prior to and as a condition precedent to the completion of any public offering the Shareholders will cooperate to:
(i)	amend this Agreement so that it will no longer be a unanimous shareholder agreement under the CBCA and implement contractual arrangements satisfactory to the parties affected that will afford such parties protections and rights reasonably comparable to those provided under this Agreement to the extent that such protections and rights may under Applicable Law be granted by an agreement that is not a unanimous shareholder agreement under the CBCA, provided that, in connection with an initial public offering, the Shareholders will consider in good faith the termination of all or a portion of the rights set forth in this Agreement (excluding those set forth in Sections 6.02 through 6.05); provided, further that, in the event that the managing underwriter with respect to an initial public offerings notifies each of Loral and PSP that a continuation of any of the rights under this Agreement (excluding those set forth in Sections 6.02 through 6.05) may have a material adverse effect on the valuation of the Equity Shares being offered in such initial public offering, then such contractual rights shall be modified or deleted as necessary to prevent such material adverse effect; and

(ii)	amend the Articles and By-laws to accommodate the public offering and the public ownership of Equity Shares;
(b)	no public offering shall be made nor any steps taken preparatory thereto (including solicitations of interest or preparation and filing of a preliminary prospectus in any jurisdiction) except in conformity with Applicable Law;

(c)	no public offerings of Shares by the Company from treasury shall be made unless issuance of such Shares is approved pursuant to Section 5.01 (except to the extent that PSP or Loral is causing the Company to conduct an initial public offering in accordance with this Section 6.02);

(d)	the right of first offer granted under Section 7.07 shall not apply to any public offerings of Equity Shares by way of secondary distribution; and

(e)	with respect to any public offering which is the result of a Registration Event or Change of Control Registration Event, the Equity Shareholder requiring the qualification of a prospectus or registration statement shall be entitled to recommend for consideration of the Board of Directors (i) the lead underwriter for such offering, (ii) whether such offering shall be made in Canada or the United States of America and (iii) the place of listing of the Equity Shares on a national stock exchange or inter-dealer quotation system consistent with the determination made in clause (ii).
6.03 Initial Public Offering and Registration Procedures
In an initial public offering of the Company, and any subsequent offering of Common Shares of the Company, each of PSP and Loral (and MHR Fund, if then a holder of Equity Shares) shall be entitled to request the inclusion in such offering document all or part of such Shareholder’s Equity Shares. If the underwriter managing the offering advises the Shareholders who have requested inclusion of their Shares in the offering, including any Shareholder exercising demand registration rights, pursuant to a Change of Control Demand Right or upon the happening of a Registration Event (collectively, the “Included Holders”) that marketing considerations require a limitation on the number of Shares offered, then the number of Shares to be included in such underwritten public offering shall be reduced to a number, reasonably deemed satisfactory by such managing underwriter, provided that the securities to be included in the offering shall be determined in the following sequence:
(a)	in the event that the offering is initiated by the Company, (i) first, securities sought to be offered by the Company, and (ii) second, securities sought to be offered by all Included Holders, pro rata among the Included Holders (based on the aggregate number of securities which each such Included Holder has requested to be included);

(b)	subject to clauses (c) and (d), below, in the event that the offering is initiated by a Shareholder exercising a demand registration right or by PSP or Loral exercising its rights to cause an initial public offering after the fourth anniversary of the Effective Date, (i) first, securities sought to be offered by such Shareholder and the other Included Holders, pro rata among all such Included Holders (based on the aggregate number of securities which each such Included Holder has requested to be included), and (ii) second, securities sought to be offered by the Company;

(c)	in the event that the offering is the initial public offering initiated by PSP within 90 days after a Loral Change of Control: (i) first, securities sought to be offered by PSP, (ii) second, securities sought to be offered by the Company, and (iii) securities sought to be offered by any other Included Holders other than PSP, pro rata among the Included Holders other than PSP (based on the aggregate number of securities which each such Included Holder has requested to be included); and

(d)	in the event that the offering is initiated by PSP in connection with an exercise of the Change of Control Demand Right, then: (i) first, securities sought to be offered by PSP, (ii) second, securities sought to be offered by any other Included Holders other than PSP, pro rata among the Included Holders other than PSP (based on the aggregate number of securities which each such Included Holder has requested to be included), and (iii) third, securities sought to be offered by the Company.
If the Company is qualifying a prospectus or registration statement as a result of a Registration Event and the Shareholder requiring such qualification has been unable to dispose of more than

50% of the Shares which such Shareholder has requested to be included in the offering as a result of the application of this Section 6.03, such offering shall not qualify as one of the two occasions in which such Shareholder shall be able to require a Registration Event.
6.04 Assistance with Offerings
Whenever any Shareholder has exercised its right to require the Company to qualify a prospectus or registration statement for the offering of its Equity Shares, the Company will use reasonable commercial efforts to cause the consummation of the offering as soon as reasonably practicable, and will use reasonable commercial efforts and take all steps necessary for the preparation, filing and obtaining of receipts of a preliminary and final prospectus, and any required amendments thereto, from the securities commissions and other securities regulatory authorities of each Province of Canada (including a French language preliminary and final prospectus for use in the Province of Quebec), or all steps necessary for the preparation, filing, amending (including post-effective amendments) and supplementing of a registration statement and the prospectus used in connection therewith with the Securities and Exchange Commission in the United States of America, and compliance with all relevant state laws, and shall make available appropriate members of its management to participate in road shows, marketing efforts and investor meetings in connection with the offering of Equity Shares. Each Shareholder will cooperate in good faith to the extent necessary to facilitate each such offering.
6.05 Expenses
All expenses incident to the Company’s performance of or compliance with Sections 6.02, 6.03 and 6.04, including all prospectus preparation expenses, printing expenses (including expenses of printing certificates for the Equity Shares and of printing prospectuses if the printing of prospectuses is requested by a holder of Equity Shares), the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), registration and prospectus filing fees, the fees and expenses incurred in connection with any listing of the equity shares, fees and expenses of counsel for the Company and a single counsel to the Shareholders participating in the offering as selected by the Shareholder requiring the qualification of a prospectus or registration statement pursuant to Section 6.02 and the Company’s independent certified public accountants, the fees and expenses of any special experts retained by the Company in connection with such prospectus or registration statement, and the fees and expenses of other persons retained by the Company (all such expenses being herein called “Registration Expenses”) will be borne by the Company whether or not any final prospectus receipts are issued or the registration statement becomes effective; provided, however, that in no event shall Registration Expenses include any underwriting discounts, commissions or fees attributable to the sale of the Equity Shares.
6.06 Auditor
Until changed by Extraordinary Resolution, the Auditor of the Company and of Interco and Telesat shall be Deloitte & Touche.
6.07 Year End
Until changed by Extraordinary Resolution, the fiscal year of the Company, Interco and Telesat shall end on December 31 in each year.

6.08 Access to Information
Each of the Company, Interco and Telesat shall provide to each of Loral and PSP (i) all annual and quarterly financial statements at such times as may be reasonably requested by either Loral or PSP in order to support filing obligations of Loral or PSP, and in no event later than the date that such financial statements are provided to the Company’s or Telesat’s bank lenders, and (ii) access to all other information concerning the business and affairs, financial performance and compliance with Applicable Laws of each of the Company, Interco and Telesat as shall be reasonably requested by either Loral or PSP, such access to be given under reasonable circumstances and in normal business hours. To the extent that the Company’s annual financial statements are not audited within 60 days of the Company’s fiscal year-end, the Company shall provide to Loral and PSP drafts of the Company’s unaudited financial statements within such 60 day period, if and when otherwise available.
ARTICLE 7 – RESTRICTIONS ON TRANSFER OF RESTRICTED SHARES
7.01 Meaning of “Transfer”
In this Agreement, unless the context otherwise requires, any reference to a “transfer” of securities or any interest therein of a Person shall be interpreted to include:
(a)	any transfer or other disposition of such securities or any interest therein, including by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment;

(b)	any sale, assignment, gift, donation, redemption, conversion or other disposition of such securities or any interest therein pursuant to an agreement, arrangement, instrument or understanding by which legal title to or beneficial ownership of such securities or any interest therein passes from one Person to another Person or to the same Person in a different legal capacity, whether or not for value, and

(c)	the granting of any Lien on or extending or attaching to such securities or any interest therein.
7.02 Board Approval of Transfers
In addition to the restrictions on transfer contained elsewhere in this Article 7 , no Share may be transferred (other than pursuant to Section 6.02 and Section 6.03)) (i) prior to the second anniversary of the Effective Date, without the prior consent of at least 70% of the Directors (other than pursuant to the PSP Sell-Down or the sale by any Equity Shareholder of up to 10% of such Shareholder’s Equity Shares) and (ii) in the case of the PSP Sell-Down or the sale by any Equity Shareholder of up to 10% of such Shareholder’s Equity Shares, or any sale after the first two years from the Effective Date, without the prior consent of a majority of the Board. No Director shall vote to consent to the transfer of any Share unless all applicable restrictions on such transfer contained in this Article 7 have been complied with and such transfer is not otherwise prohibited by this Agreement and the transferee (other than a transferee pursuant to Section 6.02 or 6.03) has executed and delivered to the Company an acknowledgement of the existence and terms of this Agreement substantially in the form of Schedule H, to be effective immediately following such transfer; provided, however, that notwithstanding the foregoing, subject to receipt from each transferee of such an acknowledgement, the Board shall approve any transfer of Shares referred to in clauses (i), (ii)(b) or (iii) of the definition of PSP Sell-Down, and clause (ii)(a) of the definition of PSP Sell-Down so long as the Board resolves in writing prior to such transfer that such transfer of such additional amount of Fixed Rate Preferred Shares will not cause material adverse tax consequences to the Company. Each Director shall vote to consent to any transfer if all such restrictions on such transfer have been complied with and such transfer is not otherwise prohibited by this Agreement. Each Shareholder shall take all such action as may be required to ensure compliance with this Section 7.02 by its Shareholder Nominees. Any dispute as to whether any transfer is permitted under this Agreement shall be subject to arbitration under Article 9.
7.03 Restrictions on Transfers of Shares
No Shareholder may transfer any Shares or any interest therein owned by it to any Person except (i) to a Permitted Transferee pursuant to Section 7.04, (ii) after compliance with a Right of First Offer pursuant to Section 7.07, including in respect of a transfer as described in clause (ii)(b) of the definition of “PSP Sell-Down”, (iii) (x) pursuant to a public offering as contemplated by Section 6.02 and Section 6.03, or (y) following such offering and after compliance with Section 7.07, pursuant to rules permitting the sale of securities in the normal course through a stock exchange in compliance with the rules of such stock exchange, (iv) pursuant to a sale of Shares upon insolvency pursuant to Section 7.06, (v) upon exercise of tag along or drag along rights pursuant to Section 7.08, (vi) pursuant to the PSP call rights as provided in Section 7.09, Loral call rights as provided in Section 7.10 or in respect of a transfer of Director Voting Shares, in compliance with (and only in compliance with) the provisions of Section 7.11, (vii) as part of a transfer of Fixed Rate Preferred Shares and/or Equity Shares pursuant to the PSP Sell-Down, or (viii) pursuant to a redemption of Redeemable Common Shares or Redeemable Non-Voting Participating Preferred Shares as contemplated by Section 3.06, or of Fixed Rate Preferred Shares in accordance with the rights, restrictions, conditions and limitation attaching to the Fixed Rate Preferred Shares. Any attempted transfer of Shares made in breach of this Agreement shall be null and void. Neither the Board nor the Shareholders shall approve or ratify any transfer of Shares made in contravention of the prohibition contained in this Section 7.03, and the Company shall cause any such transfer not to be recorded on the registers of the Company maintained for the Shares.
7.04 Transfers to Permitted Transferees
     (1) Permitted Transferee. A “Permitted Transferee” is, (a) in the case of Shares owned by a specific Shareholder, any Person (1) which is a Wholly-Owned Subsidiary of that Shareholder or (2) of which that Person is a Wholly-Owned Subsidiary or (3) in the case of PSP, any fund which is wholly-managed by PSP, (b) any Shareholder who is an original party to this Agreement, and (c) MHR Fund.
     (2) Transfer. Subject to this Section 7.04, each Shareholder shall be entitled, upon prior written notice to the Company and the other Shareholders, to transfer all or any portion of its Shares to any Permitted Transferee of that Shareholder. No such transfer shall be or become effective, however, until such Permitted Transferee executes and delivers to the Company an acknowledgement of the terms of this Agreement substantially in the form of Schedule H. Following a transfer, the transferring Shareholder and the Permitted Transferee shall be jointly and severally liable for all of the obligations of the transferring Shareholder hereunder, provided that if the transferee is MHR Fund, then MHR Fund shall not be jointly and severally liable with any transferring Shareholder. Notwithstanding the foregoing, for the avoidance of doubt, if MHR Fund acquires Equity Shares as a Permitted Transferee, MHR Fund will become subject to Sections 7.08 and 7.09 in its capacity as a Permitted Transferee thereunder. On subsequent transfers under this Section, the determination of whether the transferee is a Permitted Transferee shall be determined by reference to the Shareholder who was an original party to this Agreement, not by reference to the transferring Permitted Transferee in such subsequent transfer.
7.05 Indirect Transfers
     (1) Sole Ownership. Subject to Section 7.05(3), each Shareholder covenants and agrees with the other parties that (i) it shall remain the sole owner of all of the voting securities of any Wholly-Owned Subsidiary of it that hereafter acquires any Shares so long as such Wholly-Owned Subsidiary holds such Shares, (ii) it will remain the sole manager of any fund managed by it into which any Shares are transferred and (iii) it shall not agree to be or be the subject of or a party to any transaction as a consequence of which Equity Shares or voting interests therein would be or are acquired by a Strategic Competitor of Telesat.
     (2) Prohibited Transfers. Without limiting the generality of Section 7.05(1), and subject to Section 7.05(3), the Company shall not recognize or register, and the Shareholders and the Board shall not approve, any direct transfer of Shares made in breach of Section 7.05(1), and neither the Board nor the Company shall recognize any direction, instruction or notice from any Person or group of Persons who acquires, directly or indirectly, control of a Shareholder as a result of a transfer or issuance of securities of such Shareholder or securities or other voting interests of any other Person made in breach of Section 7.05(1)(iii).
     (3) For greater certainty, nothing in this Section 7.05 shall prevent, restrict, impede or in any manner affect any transaction or series of related transactions through which Loral Space or any of its Affiliates (other than Loral, the Company or any of its Subsidiaries) may be merged, combined or amalgamated with or into any other Person, or any securities or assets of Loral Space or any of its Affiliates (other than Loral, the Company or any of its Subsidiaries) may be sold, transferred to or exchanged with the securities or other property of any other Person.
7.06 Sale of Shares on Insolvency
An Equity Shareholder (an “Insolvent Shareholder”) shall be deemed to have irrevocably offered to sell all of the Equity Shares owned by it to the other Equity Shareholders as of the day (the “Date of Withdrawal”) immediately before the day on which Insolvency Proceedings by or against that Insolvent Shareholder are commenced, and each other Shareholder may, in addition to any other rights or remedies it may have, purchase such Shareholder’s Pro Rata Proportion of the Equity Shares deemed to be offered by the Insolvent Shareholder (calculated without reference to the Shares held by the Insolvent Shareholder) at their Fair Market Value per Equity Share as determined under Section 8.03 by giving notice of their elections within 30 Business Days after the Date of Withdrawal, according to their Pro Rata Proportions or any other proportions as they may agree.

7.07 Right of First Offer
     (1) ROFO Notice. If at any time any Equity Shareholder wishes to sell some or all of the Equity Shares then owned by it (other than a transfer to a Permitted Transferee or the sale of up to the .5601% of Equity Shares that constitute part of the PSP Sell-Down, to which this Section 7.07 shall not apply), or PSP wishes to sell some or all of the Fixed Rate Preferred Shares then owned by it in conjunction with or at any time following a sale of all Equity Shares then owned by PSP and its Affiliates, such Shareholder (the “Offeror”) shall first give notice in writing (such notice, a “ROFO Notice”) to all other Equity Shareholders (the “Offeree Shareholders”) of its desire to sell, the purchase price per Share (and in the case of a ROFO Notice by PSP in respect of both Equity Shares and Fixed Rate Preferred Shares, a separate price per Share in respect of Shares of each such class) at which the Offeror wishes to sell (the “Stipulated Price”), any other terms and conditions of the sale (the “Stipulated Terms”) and the expiry date of the ROFO Notice (the “Expiry Date”). The ROFO Notice shall constitute an irrevocable offer by the Offeror to sell to each Offeree Shareholder or such other Permitted Purchaser as an Offeree Shareholder may designate under Section 8.08 (a “Designee”) the Pro Rata Proportion of the Shares specified in the ROFO Notice (the “Offered Shares”) at the Stipulated Price and on the Stipulated Terms. Subject to Section 7.07(3)(b), the ROFO Notice shall specify a Sale Closing Date that is no earlier than 30 days after the Expiry Date.
     (2) Expiry Date and Notice of Contemplation. The period from the date on which the ROFO Notice is issued and the Expiry Date may be no less than 30 days (the “Exercise Period”). If the Exercise Period for any ROFO Notice is less than 60 days, such ROFO Notice shall not be valid unless (x) before delivering such ROFO Notice, the Offeror shall have first delivered to each Offeree Shareholder a notice (a “Notice of Contemplation”) stating that the Shareholder is contemplating selling the Offered Shares and (y) the period from the date of the delivery of the Notice of Contemplation to the Expiry Date specified in the subsequent ROFO Notice is not less than 60 days and not more than 6 months. The Notice of Contemplation shall not constitute an offer to sell the Offered Shares and need not contain the terms or conditions upon which the Offeror is prepared to sell.
     (3) Acceptance by Offeree Shareholders.
(a)	Each Offeree Shareholder may within the applicable Exercise Period give the Offeror written notice (an “Acceptance”) that such Offeree Shareholder accepts the offer contained in the ROFO Notice at the Stipulated Price and on the Stipulated Terms. Each Offeree Shareholder which delivers an Acceptance for its full Pro Rata Proportion of the Offered Shares shall be entitled to stipulate in its Acceptance that it wishes to purchase additional Offered Shares and the maximum number of additional Offered Shares that it is prepared to purchase, and if other Offeree Shareholders do not deliver Acceptances for their full Pro Rata Proportion of Offered Shares, the Offered Shares not accepted for purchase shall be allocated, in their Pro Rata Proportions, to the Offeree Shareholders which have stipulated a wish to purchase additional Offered Shares, provided that in no event shall an Offeree Shareholder be required to purchase a greater number of Offered Shares than the maximum number specified in its Acceptance.

(b)	If an Offeree Shareholder is unable to accept the offer contained in a ROFO Notice by reason of restrictions of Applicable Law but desires to have the opportunity to procure a Designee that would not be so restricted (a “Suitable Designee”), the Offeree Shareholder may accept such offer on behalf of an unnamed Suitable Designee, it being agreed and understood, however, that such acceptance shall create a binding obligation on the part of the Offeree Shareholder to pay or cause to be paid the Stipulated Price to the Offeror on the Sale Closing Date regardless of whether the Offeree Shareholder has procured a Suitable Designee. If the Offeree Shareholder accepts an offer contained in a ROFO Notice under this Section 7.07(3)(b), the Offeror and the Offeree Shareholder shall be deemed to have agreed that the Sale Closing Date is the first Business Day that is more than 90 days after the Expiry Date. If on such Sale Closing Date the Offeree Shareholder is not permitted by Applicable Law to take delivery of the Offered Shares and no Suitable Designee has been procured, the Offeree Shareholder shall nevertheless pay the Stipulated Price to the Offeror. In such event, the Offeror shall reserve and refrain from selling or otherwise dealing with the Offered Shares and the rights of the Offeree Shareholder with respect to the Offered Shares shall be limited to being permitted to acquire the Offered Shares at a later date pursuant to Applicable Laws, or to procure an acceptable Designee, and the Offeree Shareholder shall have no other rights with respect to the Offered Shares. In the event that by reason of a Change in Law the Offeree Shareholder is subsequently permitted to acquire the Offered Shares, or the Offeree Shareholder has procured a Suitable Designee, the Offeree Shareholder shall give notice of such Change in Law or the procurement of a Suitable Designee to the Offeror and to the Company, and, if applicable, upon being satisfied that such transfer does not contravene Applicable Law, the Company shall register the transfer of the Offered Shares to the Offeree Shareholder, or to the Suitable Designee, as the case may be, on the date specified by the Offeree Shareholder which shall be not less than five Business Days after the date of its notice.
(c)	If the Offeree Shareholders do not deliver Acceptances to the Offeror during the Exercise Period for all of the Offered Shares, the Offeror may, subject to Section 7.07(3)(b), at any time during the three month period following the expiry of the Exercise Period sell any Offered Shares for which Acceptances were not delivered to any Permitted Purchaser at a purchase price which is not less than the Stipulated Price and on terms and conditions which are not more favourable to the Permitted Purchaser than the Stipulated Terms set forth in the ROFO Notice.
     (4) Continuing Right. If the sale to a Permitted Purchaser is not completed within the three month period referred to in Section 7.07(3)(b), the Offeror may not sell the Offered Shares without first offering them again in accordance with this Section 7.07.
     (5) Termination of Loral Right of First Offer. If a Loral Default shall occur, Loral shall thereafter have no rights as an Offeree Shareholder pursuant to this Section 7.07.
     (6) Following a Public Offering. If at any time after a public offering any Equity Shareholder wishes to sell some or all of the Equity Shares then owned by it pursuant to clause (iii) (y) of Section 7.03 (other than the sale of up to the .5601% of Equity Shares that constitute part of the PSP Sell-Down, to which Section 7.07 shall not apply), the provisions of this Section 7.07 shall apply but with the following modifications:

(a)	the Exercise Period may be 15 days or longer, but not less than 15 days;

(b)	the requirement set forth in the second sentence of Section 7.07(2) that the Offeror deliver to the Offeree Shareholder a Notice of Contemplation shall not apply;

(c)	Section 7.07(3)(b) shall apply provided however that the second sentence of such section shall be replaced as follows:

”If the Offeree Shareholder accepts an offer contained in a ROFO Notice under this Section 7.07(3)(b), the Offeror and the Offeree Shareholder shall be deemed to have agreed that the Sale Closing Date is the first Business Day that is more than 30 days after the Expiry Date”; and

(d)	Section 7.07(3)(c) shall be replaced as follows:

”If the Offeree Shareholders do not deliver Acceptances to the Offeror during the Exercise Period for all of the Offered Shares, the Offeror may, subject to Section 7.07(3)(b), at any time during the 30 day period following the expiry of the Exercise Period sell any Offered Shares for which Acceptances were not delivered to any Person (including any Permitted Purchaser) at a purchase price per Equity Share which is not less than 98% of the price stipulated in the ROFO Notice, and in the event of a private sale, on terms and conditions which are not more favourable to the purchaser than the Stipulated Terms set forth in the ROFO Notice.”
7.08 Tag-Along/Drag-Along Rights
In addition to the restrictions imposed by Section 7.03, the following provisions shall apply whenever Loral or a Permitted Transferee of Loral (a “Selling Loral Shareholder”) wishes to sell Equity Shares then owned by Loral and its Permitted Transferees (the “Offered Loral Equity Shares”) to any Permitted Purchaser other than a Permitted Transferee or a Designee (a “Proposed Loral Purchaser”) and wishes to make to, or has received from, the Proposed Loral Purchaser an offer in respect of the Offered Loral Equity Shares or to enter into a written agreement of purchase and sale relating to the Offered Loral Equity Shares (any such offer or proposed agreement, a “Loral Offer”). As used in this Section 7.08, “Proportionate Fraction” in respect of a particular Loral Offer means a fraction the numerator of which is the number of the Offered Loral Equity Shares and the denominator of which is the total number of Equity Shares held by Loral or its Permitted Transferee at the time of determination.
     (1) Tag-along Right in Favour of Non-Loral Shareholders. No Selling Loral Shareholder shall sell, offer to sell or agree to sell any of the Equity Shares owned by such Selling Loral Shareholder to any Person other than a Permitted Transferee unless the applicable Loral Offer is in writing and provides as a condition precedent to its completion that the Proposed Loral Purchaser will grant each other Equity Shareholder the right to require the Proposed Loral Purchaser to purchase, at the discretion of each such other Equity Shareholder, for cash or in securities that are readily tradeable on a securities exchange or inter-dealer quotation system in Canada or the United States of America, some or all of the Proportionate Fraction of such other Shareholder’s Equity Shares at the same price contained in the Loral Offer and on the same terms and conditions as those contained in the Loral Offer. The Selling Loral Shareholder shall give notice of any such proposed sale to each other holder of Equity Shares no less than 30 days before the proposed Sale Closing Date (a “Tag-along Notice”). The Tag-along Notice will constitute an irrevocable offer on behalf of the Proposed Loral Purchaser to purchase from such other holder of Equity Shares the Proportionate Fraction of the Equity Shares then held by the other holders of Equity Shares (or such lesser number as the other holders of Equity Shares may elect) at the same price contained in the Loral Offer and on the same terms and conditions as those contained in the Loral Offer, and each other holder of Equity Shares will have no less than 15 days to accept such offer, specifying in such acceptance the number and class of Equity Shares that the other holder of Equity Shares wishes to sell to the Proposed Loral Purchaser. The completion of the sale of any such Equity Shares by each other holder of Equity Shares will be subject to the completion of the sale of the Offered Loral Equity Shares by the Selling Loral Shareholder and vice versa. The provisions of this Section 7.08(1) shall not apply to the sale by Selling Loral Shareholders of up to 5% (in the aggregate) of the Equity Shares owned by Loral on the Effective Date, provided that if a Selling Loral Shareholder offers Equity Shares in any transaction in which more Equity Shares than those exempted from the application of this Section 7.08(1) are being offered for sale (including a proposed sale of less than 5% of the Equity Shares owned by Loral on the Effective Date but when those shares are combined with prior sales by all Loral Selling Shareholders exempted from the application of this Section 7.08(1), would allow Loral Selling Shareholders to have sold more than 5% (in the aggregate) of the Equity Shares owned by Loral on the Effective Date without application of this Section 7.08(1)), this Section 7.08(1) shall apply to such transaction, and the rights of Selling Loral Shareholders to sell up to 5% (in the aggregate) of the Equity Shares owned by Loral on the Effective Date without compliance with this Section 7.08(1) shall continue after such transaction to the same extent as they existed prior to such transaction.
     (2) Drag-along Right in Favour of Loral. Subject to Section 5.02(3), following consummation of the transactions contemplated by the Skynet Asset Transfer Agreement and the Skynet Sale Agreement, or by the Loral Alternative Subscription Agreement, if (x) the Loral Offer is bona fide and for all of the Equity Shares and the proposed consideration for the Equity Shares is for cash or for equity securities that are readily tradeable on a securities exchange or inter-dealer quotations system in Canada or the United States of America and (y) the Proposed Purchaser deals at Arm’s Length with the Selling Loral Shareholder, such Loral Offer may require as a condition precedent to its completion that each other holder of Equity Shares (each, a “Drag-along Shareholder”) agrees to sell to the Proposed Purchaser all of such Drag-along Shareholder’s Equity Shares at the same price contained in the Loral Offer and on the same terms and conditions as those contained in the Loral Offer. The Selling Loral Shareholder shall give notice of any such proposed sale to each Drag-along Shareholder no less than 60 days before the proposed Sale Closing Date (a “Drag-along Notice”). Receipt of a Drag-along Notice by a Drag-along Shareholder will constitute an irrevocable offer to sell to the Proposed Purchaser (a “Deemed Offer”) of such Drag-along Shareholder’s Equity Shares then held by the Drag-along Shareholder at the same price contained in the Loral Offer and on the same terms and conditions as those contained in the Loral Offer; and each Drag-along Shareholder hereby appoints each Selling Loral Shareholder as its true and lawful attorney for the purpose of transmitting the Deemed Offer to the Proposed Purchaser. The completion of the sale of such Equity Shares by a Drag-along Shareholder will be subject to the completion of the sale of the Offered Loral Equity Shares by the Selling Shareholder and vice versa. Notwithstanding the foregoing, if a Loral Default shall occur and Section 5.02(3) shall not apply, the rights of any

Selling Loral Shareholder contained in this Section 7.08(2) shall be suspended for a period of six months from the occurrence of such Loral Default and such rights shall be reinstated in full following the expiration of such six-month period if, during such six month period following the occurrence of such Loral Default, PSP has not delivered a PSP Call Notice pursuant to and in accordance with Section 7.09.
(3)	Company Sale Drag-along Right.

(a)	The drag-along rights as provided in this Section 7.08(3) shall apply only if (i) a Loral Default shall have occurred, or (ii) (x) a Loral Change of Control shall have occurred, (y) as a result thereof, PSP shall have given, within 90 days of such Loral Change of Control, notice pursuant to Section 6.02 that it wishes to cause the Company to conduct an initial public offering, and (z) such initial public offering shall not have been consummated within twelve months of the Loral Change of Control as a result of the failure by the Company, Interco or Loral to use commercially reasonable efforts to effect such initial public offering (as determined by arbitration pursuant to Article 9 unless otherwise agreed by PSP and Loral).

(b)	Upon the happening of either event specified in clauses (i) or (ii) of Section 7.08(3), PSP shall have the right to deliver to the Company a notice (a “Company Sale Notice”) requiring the commencement of a procedure for the sale of the Company. Within 30 days of the receipt by the Company of a Company Sale Notice, the Board of Directors shall retain the services of a financial advisor selected by the Board after consultation with PSP to market the Company to third party purchasers, and each of Loral, PSP and the Company shall assist in such process to maximize the value that can be obtained in the sale of all of the Equity Shares of the Company.

(c)	If a bona fide offer is received for all of the Equity Shares for cash or for securities that are readily tradeable on a securities exchange or inter-dealer quotation system in Canada or the United States of America and the offeror (the “Proposed Purchaser”) deals at Arm’s Length with each of Loral and PSP, then if PSP (the “Accepting Shareholder”) wishes to accept such offer, it may require the other holders of Equity Shares to agree to sell to the Proposed Purchaser all of such other Shareholder’s Equity Shares at the same price contained in the Proposed Purchaser’s offer and on the same terms and conditions. The Accepting Shareholder shall give notice of any such proposed sale to each other Shareholder no less than 60 days before the sale closing date. Receipt of such a notice by such other Shareholder will constitute an irrevocable offer to sell by such other Shareholder to the Proposed Purchaser all Equity Shares then held by each such other Shareholder at the same price contained in the Proposed Purchaser’s offer and on the same terms and conditions, and each such other Shareholder hereby appoints the Accepting Shareholder as its true and lawful attorney for the purpose of transmitting such other Shareholder’s offer to the Proposed Purchaser. Completion of the sale of all such Equity Shares by such other Shareholders will be subject to the completion of the sale of the Accepting Shareholder’s Equity Shares and vice versa.

(4)	Provisions Applicable to Tag-Along and Drag-Along Rights

(a)	After compliance with the rights of first offer provided in Section 7.07, the rights of Equity Shareholders described in Section 7.07 shall not apply to any offer or sale made pursuant to Sections 7.08(2) or (3), but shall apply to any other offer or sale pursuant to Section 7.08(1).

(b)	In lieu of an offer to purchase shares to be made by a Proposed Loral Purchaser or Proposed Purchaser pursuant to this Section 7.08(2) or (3), a proposal of amalgamation, arrangement or consolidation, or a proposal of purchase of all of the assets of the Company, may instead be made, provided that such offer is a bona fide offer that provides identical consideration or treatment to the holders of all Equity Shares, is proposed by a Person who deals at Arm’s Length with each of PSP and Loral, and will result in the direct or indirect receipt by each holder of Equity Shares of cash or securities that are readily tradeable on a securities exchange or inter-dealer quotation system in Canada or the United States of America, and the provisions of Section 7.08(2) and (3) shall apply mutatis mutandis to any such proposal.

(c)	In the case of any drag-along or tag-along right exercised pursuant to Section 7.08, the Company shall pay the out-of-pocket expenses of the Shareholders either initiating or responding to the exercise of such drag-along or tag-along rights, including the fees and expenses of financial advisors, investment advisors and legal advisors.

(d)	If drag-along rights are made available pursuant to Section 7.08(3), Loral agrees to make available to the purchaser of the Equity Shares a covenant of confidentiality, non-competition and non-solicitation in substance equivalent to that provided to the Company pursuant to Sections 2.04, 4.04 and 4.05 provided, that, in the event of a drag-along right exercised pursuant to clause (i) of Section 7.08(3)(a), Loral shall not be required to provide such confidentiality and non-competition covenant, whether pursuant to Section 2.04, Section 4.04, or otherwise, if the transactions contemplated by the Skynet Asset Transfer Agreement and Skynet Sale Agreement shall not have occurred and Loral Skynet is not being transferred to the purchaser of the Equity Shares in conjunction with such purchase.

(e)	In connection with each tag-along or drag-along sale, each Shareholder selling Equity Shares shall, to the extent required by the Shareholder initiating the sale (i) make such representations and warranties with respect to such Shareholder as are customary for transactions of the nature of the proposed transaction, (ii) be required to bear its proportionate share of any escrows, holdbacks or adjustments in respect of the purchase price or indemnification obligations; provided, that no Shareholder shall be obligated (x) to indemnify, other than severally indemnify, any Person in connection with such sale, or (y) to incur liability to any Person in connection with such sale, including, without limitation, under any indemnity, in excess of the lesser of (A) its pro rata share of such liability and (B) the gross proceeds realized by such Shareholder in such sale. Neither PSP nor MHR Fund shall be required to agree to a non-compete or non-solicitation obligation or covenant in connection with any such sale.
7.09 PSP Call Rights
(a)	Upon the occurrence of a Loral Default, PSP shall have the right, exercisable for a period of six months following the occurrence of such Loral Default, to deliver to Loral a notice (the “PSP Call Notice”) requiring Loral and its Permitted Transferees to sell to PSP, or to any purchaser as PSP shall designate in such notice (the “PSP Designee”), all of the Equity Shares then owned by Loral or its Permitted Transferees (other than, for greater certainty, any Equity Shares owned by MHR Fund or any of its Affiliates and not acquired from Loral or any of its Affiliates). Such right of PSP shall be exercisable at a price per Equity Share equal to the Fair Market Value thereof, determined as of the date at which the PSP Call Notice is delivered; provided that if Loral Space or an Affiliate breached the terms of Section 2.8(a) of the Skynet Asset Transfer Agreement or, if applicable, Section 2.1(b) of the Ancillary Agreement, or failed to fully perform Section 4.1 of the Loral Alternative Subscription Agreement or Section 4.3 of the Loral Alternative Subscription Agreement, as the case may be, then such right of PSP shall be exercisable at a price per Equity Share equal to the Loral Cost. If PSP shall indicate in the PSP Call Notice that it considers that there has been a breach of Section 2.8(a) of the Skynet Asset Transfer Agreement or, if applicable, Section 2.1(b) of the Ancillary Agreement or Section 4.1 or Section 4.3 of the Loral Alternative Subscription Agreement, and Loral disputes that a breach exists, PSP shall pay to Loral the Loral Cost per Equity Share on the closing date of the exercise of the PSP purchase as provided in this Section 7.09 and PSP shall place into escrow on such closing date with a financial institution satisfactory to Loral and PSP, each acting reasonably, on terms satisfactory to Loral and PSP, each acting reasonably, funds equal to the difference between the aggregate Fair Market Value (determined pursuant to Section 8.03) and the aggregate Loral Cost pending the determination of whether or not such a breach has occurred, and in the event it is determined that such a breach did not occur, such funds held in escrow, together with the accrued interest thereon, shall be paid to Loral, and in the event it is determined that such a breach did occur, such funds held in escrow, together with the accrued interest thereon, shall be paid to PSP. If Loral and PSP are unable to agree upon a financial institution to act as escrow agent, or are unable to agree upon the terms of an escrow agreement in respect of the holding and disbursement of the escrowed funds, such matters shall be determined by arbitration pursuant to the provisions of Article 9 , such arbitration to be based on a standard of commercial reasonableness under the circumstances then existing.

(b)	Upon receipt of a PSP Call Notice, Loral and its Permitted Transferees shall be obligated to sell to PSP or the PSP Designee, and PSP shall be obligated to purchase from Loral and its Permitted Transferees, either directly or through the PSP Designee, all of the Equity Shares owned by Loral and its Permitted Transferees and subject to 7.09(a) at a price per Equity Share determined in accordance with Section 7.09(a) on the day set out in the PSP Call Notice, which shall be not earlier than 90 Business Days nor later than 120 Business Days from the date of the PSP Call Notice.

(c)	If PSP designates in the PSP Call Notice a PSP Designee as the purchaser of the Equity Shares owned by Loral and its Permitted Transferees, such designation shall create a binding obligation on PSP to pay or cause to be paid to Loral and its Permitted Transferees the price per Equity Share provided in Section 7.09(a) on the closing date set out in the PSP Call Notice. If on such closing date, PSP or the PSP Designee is not permitted under Applicable Law to own the Equity Shares owned by Loral and its Permitted Transferees , PSP shall nevertheless pay to Loral and its Permitted Transferees the purchase price determined in accordance with Section 7.09(a). In such event, Loral and its Permitted Transferees shall reserve and refrain from selling or otherwise dealing with the Equity Shares then owned by them and the rights of PSP with respect to the Equity Shares owned by Loral and its Permitted Transferees shall be limited to being permitted to acquire the Equity Shares owned by Loral and its Permitted Transferees at a later date pursuant to Applicable Law, or to procure an acceptable designee, and PSP shall have no other rights with respect to the Equity Shares owned by Loral and its Permitted Transferees. In the event that by Change of Law PSP is subsequently permitted to acquire the Loral Equity Shares, or PSP procures a designee that may acquire the Equity Shares owned by Loral and its Permitted Transferees, PSP may give notice of such Change of Law or such designee to the Company, and upon being satisfied that such transfer to PSP or such designee does not contravene Applicable Law, the Company shall then register the transfer of the Equity Shares owned by Loral and its Permitted Transferees to PSP or such designee.
7.10 Loral Call Rights
(a)	If (w) there shall have occurred a Loral Change of Control (x) within 90 days after the Loral Change of Control, PSP delivers to the Company and all other holders of Equity Shares a notice requiring the Company to conduct an initial public offering as permitted by Section 6.02 (y) such initial public offering shall not have been consummated within twelve months of the Loral Change of Control as a result of the failure of the Company, Interco or Loral to use commercially reasonable efforts to effect such initial public offering (as determined by a arbitration pursuant to Article 9 , unless otherwise agreed by PSP and Loral), and (z) PSP shall have delivered to Loral a Company Sale Notice pursuant to Section 7.08(3), Loral shall have the right, exercisable within 75 days of delivery by PSP to Loral of a Company Sale Notice pursuant to Section 7.08(3), to deliver to PSP a notice (the “Loral Call Notice”) requiring PSP to sell to Loral, or to any purchaser as Loral shall designate in such notice (the “Loral Designee”) all of the Equity Shares then owned by PSP at a price per Equity Share equal to Fair Market Value.

(b)	Upon receipt of a Loral Call Notice, PSP shall be obligated to sell to Loral, or to the Loral Designee, and Loral shall be obligated to purchase from PSP, either directly or through the Loral Designee, all of the Equity Shares owned by PSP at a price per Equity Share equal to the Fair Market Value on the day which is 20

Business Days after the determination of Fair Market Value per Equity Share has been made pursuant to Section 8.03.

(c)	If Loral designates in the Loral Call Notice a Loral Designee as the purchaser of the Equity Shares owned by PSP, such designation shall create a binding obligation on Loral to pay or cause to be paid to PSP the Fair Market Value per Equity Share on the closing date set out in the Loral Call Notice. If on such closing date, Loral or the Loral Designee is not permitted under Applicable Law to own the Loral Equity Shares, Loral shall nevertheless pay to PSP the aggregate Fair Market Value amount. In such event, PSP shall reserve and refrain from selling or otherwise dealing with the Equity Shares then owned by it and the rights of Loral with respect to the PSP Equity Shares shall be limited to being permitted to acquire the PSP Equity Shares at a later date pursuant to Applicable Law, or to procure an acceptable designee, and Loral shall have no other rights with respect to the PSP Equity Shares. In the event that by Change of Law Loral is subsequently permitted to acquire the PSP Equity Shares, or Loral procures a designee that may acquire the PSP Equity Shares, Loral may give notice of such Change of Law or such designee to the Company, and upon being satisfied that such transfer to Loral or such designee does not contravene Applicable Law, the Company shall then register the transfer of the PSP Equity Shares to Loral or such designee.
7.11 Transfers of Director Voting Shares
PSP shall have the right to call, at any time by giving 5 Business Days notice to any holder of Director Voting Preferred Shares, for the transfer of all such Director Voting Preferred Shares owned by such holder to a purchaser designated by PSP in such notice (a “Director Voting Preferred Share Transfer Notice”). Upon delivery of such Directors Voting Preferred Share Transfer Notice, the Shareholder to which such notice is given shall transfer to the Person designated in such Director Voting Preferred Transfer Notice all Director Voting Preferred Shares owned by such Shareholder on the fifth Business Day following delivery of such notice to the Shareholder at a purchase price of $10 per Director Voting Preferred Share, provided that such purchaser is a Permitted Purchaser. In order to expedite the transfer of Director Voting Preferred Shares pursuant to this Section 7.11, each Shareholder shall deliver to PSP, upon the date of acquisition by such Shareholder of any Director Voting Preferred Shares, all certificates representing such Shares, endorsed in blank for transfer. PSP shall be entitled to deliver such certificates to any Permitted Purchaser in order to facilitate a purchase and sale of Director Voting Preferred Shares pursuant to this Section 7.11, but shall not otherwise be entitled to deal with certificates representing the Director Voting Preferred Shares, which certificates shall otherwise be held custodially by PSP at all times.
7.12 Changes in Law Affecting Permissible Levels of Loral’s Shareholdings
Required Reductions in Share Ownership. If the introduction of or any change in Applicable Law or the interpretation thereof by any court of competent jurisdiction or Governmental Authority charged with the administration thereof (any such introduction or change, a “Change in Law”) has the effect of requiring Loral to divest itself of any number of Shares (the “Excess Shares”) that it then holds, or if such Change in Law would render Telesat ineligible to continue to operate its Satellite Communications Business under Applicable Law if Loral continued to hold the Excess Shares, then on or before the effective date of such Change in Law or as soon as possible thereafter if such Change of Law is immediate, Loral shall either:
(a)	if the Excess Shares are Common Shares, convert such Excess Shares into an equal number of Non-Voting Participating Preferred Shares; or

(b)	if the Excess Shares are any other class of Shares, or are Common Shares but the conversion of such Common Shares into Non-Voting Participating Preferred Shares would not cause such shares to cease to be Excess Shares, sell the Excess Shares to a Permitted Purchaser (provided that the rights of first offer contained in Section 7.07 shall apply to any such sale).
7.13 Notice of Conversion
Each Shareholder shall give notice to the Corporation and to each holder of Equity Shares of its intention to convert Equity Shares of any class into Equity Shares of any other class, such notice to be given not less than two Business Days prior to the intended conversion date.
7.14 Share Certificates Legend
All Share certificates of the Company shall bear the following legend conspicuously on their face:
“The shares represented by this certificate are subject to the terms and conditions of a unanimous shareholder agreement made as of •, 2007 and are not transferable except in compliance with that agreement.”
ARTICLE 8 — GENERAL SALE PROVISIONS
8.01 Application of Sale Provisions
Except as may otherwise be provided in this Agreement, the provisions of this Article 8 shall apply to any sale of Equity Shares (each a “Sale Transaction”) between or among Shareholders or their designees or between a Shareholder or its designee and the Company, in each case pursuant to this Agreement.
8.02 Defined Terms
For the purposes of this Article 8 :
     (1) “Purchased Shares” means the Equity Shares to be purchased and sold or issued and taken up and paid for in any Sale Transaction; and
     (2) “Purchase Price” means the amount to be paid as the purchase or subscription price for the Purchased Shares.

8.03 Determination of Fair Market Value
     (1) By Agreement. Where the Fair Market Value of Equity Shares to be purchased and sold under this Agreement is required to be determined, such Fair Market Value shall be the value agreed by the parties to the Sale Transaction within 20 Business Days of the date on which the applicable offer to sell is made or deemed to be made, or in the case of Section 7.09, the date the PSP Call Notice is delivered (the “Determination Date”).
     (2) Valuation. If the parties cannot agree on the Fair Market Value within 20 Business Days of the Determination Date, the Fair Market Value of the Equity Shares to be purchased and sold shall be determined as follows:
(a)	Within 25 Business Days of the Determination Date, the purchaser shall give notice to the vendor proposing the name of the business valuer (the “Valuer”) that the purchaser wishes to determine the Fair Market Value of the Equity Shares to be purchased and sold. Within 10 Business Days after receipt of the notice, the vendor shall give notice to the purchaser advising whether the vendor accepts such Valuer.

(b)	If no notice is given by the vendor within the specified period, the vendor will be deemed to have accepted the Valuer. If notice is given by the vendor within the specified period that it rejects the Valuer proposed by the purchaser, the purchaser may engage the Valuer but the vendor may engage a separate business valuer (the “Vendor’s Valuer”).

(c)	Each individual selected as a Valuer or a Vendor’s Valuer:
(i)	shall be qualified by education and experience to value corporations in the telecommunications industry;

(ii)	shall be at Arm’s Length to both parties and not otherwise an Interested Party; and

(iii)	shall not be an individual who is a member or employee of a Person that has otherwise been retained by either of the parties.
(d)	Except as specified in the last sentence of this Section 8.03(2)(d), the Costs and Expenses of the Valuer shall be paid by the purchaser, or, if there is more than one purchaser, by the purchasers in accordance with their Pro Rata Proportions relative to each other. Except as specified in the last sentence of this Section 8.03(2)(d), the Costs and Expenses of the Vendor’s Valuer shall be paid by the Vendor. In the event that Fair Market Value is being determined for the purposes of Section 7.09, the Costs and Expenses of the Valuer and the Vendor’s Valuer shall each be paid by the Company.

(e)	The Valuer shall be instructed to prepare a written valuation report on the Fair Market Value of the Equity Shares. The valuation report must contain disclosure consistent with that required under OSC Rule 61-501 and Companion Policy 61-501CP issued pursuant to the Securities Act (Ontario) as it may be amended from time to time and Appendix A to Standard #110 “Valuation Report Standards and Recommendations” of the Canadian Institute of Chartered Business Valuators as it was on the date of this Agreement, a copy of which is attached to this Agreement as Schedule 8.3(b). The Company will cooperate fully in providing to the Valuer information and access to management. The Valuer shall provide a draft of its report to the parties within 60 Business Days of the Determination Date. The draft may omit value conclusions but shall set out major assumptions, judgments, pertinent empirical evidence and a detailed framework for valuation calculations. The parties shall provide written comments on the draft to the Valuer within 70 Business Days of the Determination Date. The Valuer shall provide its final valuation report to the parties within 80 Business Days of the Determination Date.

(f)	The Company will provide the Vendor’s Valuer with the same cooperation, information and access as that provided to the Valuer. The Vendor’s Valuer shall be instructed to adhere to the same valuation report timetable, disclosure and process as that described in Section 8.03(2)(e).

(g)	The vendor may provide to the Valuer the draft valuation report of the Vendor’s Valuer and the purchaser may provide to the Vendor’s Valuer the draft valuation report of the Valuer.

(h)	Subject to Section 8.03(2)(i), where the price of the Equity Shares to be purchased and sold is their Fair Market Value, such price shall be the Fair Market Value set out in the Valuer’s valuation report. If in the Valuer’s valuation report Fair Market Value is expressed to be within a range, the mid-point of the range shall be the price of such Equity Shares.

(i)	If the vendor notifies the purchaser within 90 Business Days of the Determination Date that it is not satisfied with the price determined under Section 8.03(2)(h) and if the Vendor’s Valuer has prepared a report as set out in Section 8.03(2)(f) then the final Valuer’s report and the final Vendor’s Valuer’s report shall be submitted to an Arbitrator, who shall determine the price of the Equity Shares to be purchased and sold in accordance with the provisions of Schedule E.

(j)	The Arbitrator shall not be requested to prepare a third valuation but shall be requested to review the two valuation reports and any written comments from the vendor or purchaser provided under Section 8.03(2)(e), and to interview the purchaser, vendor, representatives of the Company, the Valuer and the Vendor’s Valuer and, on the basis of that review, to determine the price of the Equity Shares to be purchased and sold. In conducting its review, the Arbitrator shall give particular emphasis to the qualifications and independence of the Valuer and the Vendor’s Valuer, the scope of their work and analysis and the fullness and clarity of the disclosure of assumptions, judgments, pertinent empirical evidence and calculations in the valuation reports.

(k)	If the determination of Fair Market Value by the Arbitrator is:

(i)	equal to or less than 5% above the Fair Market Value determined by the Valuer, then all Costs and Expenses of the arbitration shall be paid by the vendor; and

(ii)	more than 5% above the Fair Market Value determined by the Valuer, then all Costs and Expenses of the arbitration shall be paid by the purchaser, or if there is more than one purchaser, by the purchasers in accordance with their Pro Rata Proportions relative to each other.
(l)	The determination of Fair Market Value by the Arbitrator shall be final and binding on the vendor and purchaser.
8.04 Payment and Closing Provisions
The following shall apply to each Sale Transaction subject to any express provisions to the contrary:
     (1) Payment of Purchase Price and Delivery of Certificates. The Purchase Price shall be paid in cash, by wire transfer or bank draft or certified cheque drawn on a Canadian chartered bank at the time of closing on the Sale Closing Date at the place of closing against receipt by the purchaser of the share certificate or certificates representing the Purchased Shares, duly endorsed in blank for transfer with signatures guaranteed by a Canadian chartered bank or trust company. All other payments required to be made in connection with a Sale Transaction shall be paid in cash, by wire transfer or bank draft or certified cheque drawn on a Canadian chartered bank at the time payment is required to be made, except that where permitted by the provisions of Article 7, payment may be made in whole or in part in marketable securities.
     (2) Title. The seller of the Purchased Shares (the “Vendor”) shall represent and warrant in writing, such warranty to survive closing, that it has good and marketable title to the Purchased Shares (or in the case of an issuance of Shares from treasury, that the Purchased Shares have been duly issued as fully paid and non-assessable) and clear of any Lien except for the terms and conditions of this Agreement and shall deliver to the purchaser all such documents, instruments and releases and shall take all such steps and do all such acts and things as may be necessary or desirable to vest such title in the purchaser.
     (3) Section 116 of the Income Tax Act. The Vendor (other than the Company) shall either provide the purchaser with evidence reasonably satisfactory to the purchaser that the Vendor is not then a non-resident of Canada within the meaning of the Income Tax Act (Canada) or provide the purchaser with a certificate pursuant to Subsection 116(2) of the Income Tax Act (Canada) with a certificate limit in an amount not less than the Purchase Price for the Purchased Shares; provided that if such evidence or certificate is not forthcoming, the purchaser shall be entitled to make the payment of tax required under Section 116 of the Income Tax Act (Canada) and to deduct such payment from the Purchase Price for the Purchased Shares.
     (4) Vendor’s Non–Completion
(a)	If on the Sale Closing Date, the Vendor shall default in its performance of the Sale Transaction, the purchaser shall have the right upon such default (without prejudice to any other rights which it may have) to pay the Purchase Price to the credit of the Vendor in a special account at the principal branch of the Company’s principal bankers in the City of Toronto, and upon such payment to complete the Sale Transaction as aforesaid.

(b)	If the Purchase Price is so deposited into a special account at the branch of the Company’s bankers in the name of the Vendor, then from and after the date of such deposit, and even though the certificates evidencing the Shares held by the Vendor have not been delivered to the purchaser, the purchase of such Shares shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to such Shares shall be conclusively deemed to have been transferred and assigned to and become vested in the purchaser and all right, title, benefit and interest, both at law and in equity, of the Vendor or of any transferee, assignee or any other Person having any interest, legal or equitable, therein or thereto, whether as a shareholder or creditor of the Company or otherwise, shall cease; provided, however, that the Vendor shall be entitled to receive the Purchase Price so deposited, without interest.

(c)	The Vendor hereby irrevocably constitutes and appoints the corporate secretary of each purchaser as the Vendor’s true and lawful attorney–in–fact and agent for, in the name and of and on behalf of, the Vendor to execute and deliver in the name of the Vendor, in the event that the Vendor defaults in signing, all such documents or instruments as may be necessary to transfer and assign the Shares, or any part thereof, to the purchaser, or its nominee or nominees, on the books of the Company. The Vendor hereby ratifies and confirms and agrees to ratify and confirm all that any purchaser may lawfully do or cause to be done by virtue of the provisions hereof.

(d)	The Vendor hereby irrevocably consents to any transfer of the Shares or any part thereof made pursuant to the provisions of this Section 8.04(4).

(e)	The Vendor shall be entitled to receive the Purchase Price deposited with the bankers of the Company upon delivery to the purchaser of certificates evidencing the shares so purchased duly endorsed in blank for transfer with signatures guaranteed by a Canadian chartered bank or trust company together with any other documents required to be delivered hereunder which have not been previously delivered.
8.05 Consents
The parties acknowledge that any transfer of Shares, including upon the completion of any Sale Transaction, shall be subject, in any event, to the receipt of all Regulatory Approvals required for the transfer of Shares contemplated thereby and, for the purpose of obtaining such Regulatory Approvals or other such approvals, permits and consents, the Sale Closing Date provided for elsewhere in this Agreement may be extended for such reasonable time as may be required and the parties shall cooperate fully in securing same. Accordingly, the parties agree that any purchase and sale of Shares hereunder shall be completed, if Regulatory Approval is required, on the later of the Sale Closing Date provided for elsewhere in this Agreement and ten Business Days after the date on which Regulatory Approval is obtained, but in any event, no later than the later of (a) 180 days after the Sale Closing Date provided for elsewhere in this Agreement and

(b) the date of the final determination of an application for such Regulatory Approval where such application has been filed prior to the expiry of such period of 180 days.
8.06 Time and Place of Closing
Unless otherwise agreed by the parties to a Sale Transaction, the closing of the Sale Transaction shall take place at the registered office of the Company at 11:00 a.m. on the Sale Closing Date.
8.07 No Joint and Several Liability
Nothing in this Agreement shall make any purchaser jointly and severally liable for the obligations of any other purchaser.
8.08 Designee Purchases
If a Shareholder is given the right or opportunity to purchase Shares under this Agreement but is prohibited from doing so by Applicable Law (such as, by way of example and not limitation, limitations on foreign ownership of telecommunications companies), such Shareholder may select a designee which is a Permitted Purchaser, which designee shall be entitled to exercise the right or opportunity to purchase the Shares in such Shareholder’s stead to the extent that such Shareholder is prohibited from doing so itself. Each such designee shall execute an acknowledgement of the terms of this Agreement substantially in the form of Schedule H and shall thereafter have the rights and obligations hereunder as a Shareholder. In exercising its rights under this Section 8.08, each Shareholder shall, to the extent practicable, minimize the number of its designees.
ARTICLE 9 – ARBITRATION
9.01 Arbitration
If:
(a)	any objection to the reasonableness or good faith of a challenge made to the independence of a candidate for Independent Director under Section 3.03(3),

(b)	any dispute regarding whether any restrictions on transfers of Shares contained in Section 7 have been complied with,

(c)	any determination of the failure of the Company or Loral to use reasonable commercial efforts to effect an initial public offering pursuant to Section 7.08(3),

(d)	any determination of Fair Market Value under Section 8.03(2)(i),

(e)	any determination of an escrow agent or the terms of an escrow agreement under Section 7.09, or

(f)	any claim for damages based upon a personal cause of action for an alleged breach of this Agreement that but for this Section 9.01 would entitle a party to have the matter adjudicated before the court (including whether an issue is arbitratable)
cannot be resolved in a reasonable period of time in the circumstances by negotiation between the parties or otherwise in accordance with this Agreement, such matter shall be submitted to and finally resolved by arbitration in Ontario under the Arbitration Act and in accordance with the rules and procedures set out in Schedule E.
9.02 Rules for Arbitration
The rules and procedures set out in the Arbitration Act shall apply to each arbitration except to the extent they are modified by the rules for arbitration set out in Schedule E.
ARTICLE 10 — GENERAL
10.01 Carrying out of Agreement
The Company confirms its knowledge of this Agreement and shall carry out and be bound by the provisions of this Agreement to the full extent that it has the capacity and power at law to do so.
10.02 Assignment and Enurement
     (1) Except as expressly provided under this Agreement, no party may assign this Agreement except (i) to a Permitted Transferee that has executed and delivered to the Company an acknowledgement of the terms of this Agreement substantially in the form of Schedule H in accordance with and subject to Section 7.04(2), (ii) to a Permitted Purchaser that has executed and delivered to the Company such acknowledgement substantially in the form of Schedule H in accordance with Section 7.02, or (iii) in the case of MHR Fund, to any entity within the definition of MHR Fund that has executed and delivered to the Company such acknowledgement substantially in the form of Schedule H. The rights provided in this Agreement in favour of PSP, Loral and MHR Fund are personal to each of them and their Permitted Transferees and are not assignable to, and do not accrue to, any Permitted Purchaser (other than a Permitted Transferee). The restrictions on transfer of Shares contained in Sections 7.02 and 7.03 apply to all Permitted Purchasers and by executing an acknowledgement of this Agreement in the form of Schedule H, as required by Section 7.02, each Permitted Purchaser shall become bound by such restrictions. Any assignment made in contravention of this Section 10.02 shall be void and of no effect.
     (2) This Agreement enures to the benefit of and binds the parties, their respective heirs, successors, and permitted assigns and all transferees of Shares.
10.03 Notices
Unless otherwise specified, each Notice to a party must be given in writing and delivered personally or by courier, sent by prepaid registered mail or transmitted by fax to the party as follows:

If to Loral, Loral Parent, Loral Skynet or Loral Space:
Loral Space & Communications Inc.
600 Third Avenue, 36th Floor
New York, New York, 10016
Attention: General Counsel
Fax No.: (212) 338-5320
If to PSP or PSP Parent:
Public Sector Pension Investments Board
1250 René Lévesque Blvd. West
Suite 2030
Montréal, Québec H3B 4W8
Attention: Vice President and General Counsel
Fax No.: (514) 937-0403
If to TPI #1:
John W. Cashman
c/o Humphrey Management Limited
1235 Bay Street
Suite 1000
Toronto, Ontario
M5R 3K4
Fax No.: (416) 934-9808
If to TPI #2:
Colin D. Watson
72 Chestnut Park Road
Toronto, Ontario
M4W 1W8
If to the Company:
4363205 Canada Inc.
c/o McCarthy Tétrault LLP
Suite 4700
66 Wellington Street West
Toronto, Ontario
M5K 1E6
Attention: Robert E. Forbes
Fax No.: (416) 868-0673

If to Interco:
4363213 Canada Inc.
c/o McCarthy Tétrault LLP
Suite 4700
66 Wellington Street West
Toronto, Ontario
M5K 1E6
Attention: Robert E. Forbes
Fax No.: (416) 868-0673
If to Telesat:
Telesat Canada Inc.
1601 Telesat Court
Gloucester, ON K1B 5P4
Canada
Attention: Vice-President and Secretary
Fax No.: (613) 742-4124
If to MHR Fund:
MHR Fund Management LLC
40 West 57th Street
24th Floor
New York, N.Y. 10019
Attention: President
Fax No.: (212) 262-9356
or to any other address, fax number or Person that the party designates. Any Notice, if delivered personally or by courier or sent by prepaid registered mail, will be deemed to have been given when actually received, if transmitted by fax before 5:00 p.m. on a Business Day, will be deemed to have been given on that Business Day, and if transmitted by fax after 5:00 p.m. on a Business Day, will be deemed to have been given on the Business Day after the date of the transmission.
10.04 Waivers
No waiver of any provision of this Agreement is binding unless it is in writing and signed by all the parties to this Agreement entitled to grant the waiver. No failure to exercise, and no delay in exercising, any right or remedy under this Agreement will be deemed to be a waiver of that right or remedy. No waiver of any breach of any provision of this Agreement will be deemed to be a waiver of any subsequent breach of that provision.

10.05 Further Assurances
Each party shall from time to time promptly execute and deliver and take all further action as may be reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement and to complete the transactions contemplated by this Agreement.
10.06 Remedies Cumulative
The rights and remedies under this Agreement are cumulative and in addition to, and not in substitution for, any other rights and remedies, available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.
10.07 Counterparts
This Agreement and any amendment, supplement, restatement or termination of any provision of this Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument.
10.08 Amendments
Except as expressly provided in this Agreement, no amendment, supplement, restatement, replacement or termination of any provision of this Agreement is binding unless it is in writing and signed by each of PSP and Loral; provided, that no such amendment, supplement, restatement, replacement or termination to any of the following clauses, sections, terms or provisions of this Agreement shall be effective without the prior written consent of MHR Fund: (a) the second sentence of the definition of “Affiliate”, (b) the second sentence of the definition of “Associate”, (c) clause (ii) in the proviso in the definition of “Interested Party” (d) the definition of “MHR Fund”, (e) clause (i)(B) of the definition of “Permitted Purchaser”, (f) the second sentence of the definition of “Subsidiary”, (g) the first sentence of Section 2.03(2)(a), (h) any term or provision in Section 2.04(3)(iii), (i) any term or provision in Section 2.04(3)(v) relating to or in any way affecting the rights or obligations of MHR Fund, (j) any terms or provisions in Section 3.03(1) relating to or in any way affecting the rights or obligations of MHR Fund, (k) any term or provision set forth in Section 4.05 relating to or in any way affecting the rights or obligations of MHR Fund, (l) any term or provision set forth in Section 6.02 relating to or in any way affecting the rights or obligations of MHR Fund, (m) any term or provision set forth in Section 6.03 relating to or in any way affecting the rights or obligations of MHR Fund, (n) clause (4) of Section 7.04(1), (o) any term or provision of this Section 10.08, (p) any term or provision set forth in Section 10.09, and (q) any other clause, section, term or provision of this Agreement that relates to or in any way affects the rights or obligations of MHR Fund.
10.09 Rights of MHR Fund
Until MHR Fund shall acquire any Shares and shall have become a party to this Agreement in its capacity as Shareholder, MHR Fund has entered into this Agreement solely for the purposes of being designated as a Permitted Transferee pursuant to Section 7.04, being subject to Sections

2.04 and 4.05, enforcing its rights under Section 10.08 and becoming subject to the agreements contained in Article 10 hereof.
10.10 Rights and Obligations of Loral Skynet
As provided in recital F, Loral Skynet has entered into this Agreement as a temporary holder of Equity Shares which may be transferred to it pursuant to the Skynet Asset Transfer Agreement. It is intended that such Equity Shares will be transferred to Loral Parent and then to Loral pursuant to Section 7.04 immediately upon receipt of such Equity Shares by Loral Skynet, and upon such transfer, this Agreement shall no longer apply to Loral Skynet. While Loral Skynet or Loral Parent is the owner of any Equity Shares, and until such transfer as aforesaid, the term “Loral” when used herein shall include Loral Skynet.
10.11 Governing Law and Submission to Jurisdiction
This Agreement, and all matters arising out of or related to this Agreement, shall be governed by, and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto. Any suit, action or proceeding against any of the parties hereto arising out of or related to this Agreement shall be brought in the Province of Ontario, and each of the parties hereto irrevocably and unconditionally attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario over the subject matter of any such suit, action or proceeding. Each of the parties hereto irrevocably and unconditionally waives any right such party may have to trial by jury in respect of any suit, action or proceeding arising out of or related to this Agreement. Each party irrevocably consents to process being served on such party in any suit, action or proceeding related to this Agreement by delivery of a copy thereof in accordance with the provisions of Section 10.03.
10.12 Termination
Except as otherwise provided, this Agreement shall terminate upon the earlier of:
     (1) the written agreement of all the Shareholders; and
     (2) one Shareholder becoming the owner of all of the Shares.
All obligations of the parties which expressly or by their nature survive termination of this Agreement shall continue in full force and effect subsequent to and notwithstanding termination of this Agreement until they are fully satisfied or by their nature expire. Without restricting the generality of the foregoing, the obligations of the parties under Sections 2.03(2) and 2.04 shall survive termination of this Agreement. No party shall by reason of termination of this Agreement be relieved of any obligation or liability towards any other party accrued under this Agreement before termination, and all those obligations and liabilities shall remain enforceable until they are fully satisfied or by their nature expire.

The parties have executed this Agreement.

PUBLIC SECTOR PENSION INVESTMENT BOARD
By:
Name:
Title:

RED ISLE PRIVATE INVESTMENT INC.
By:
Name:
Title:

LORAL SPACE & COMMUNICATIONS INC.
By:
Name:
Title:

LORAL SPACE & COMMUNICATIONS HOLDING CORPORATION
By:
Name:
Title:

LORAL HOLDINGS CORPORATION
By:
Name:
Title:

LORAL SKYNET CORPORATION, for the purposes enunciated in Section 10.10 only
By:
Name:
Title:

)
)
Witness	)	JOHN P. CASHMAN

)
)
Witness	)	COLIN D. WATSON

4363205 CANADA INC.
By:
Name:
Title:

4363213 CANADA INC.
By:
Name:
Title:

TELESAT CANADA
By:
Name:
Title:

MHR FUND MANAGEMENT LLC, for the purposes of Sections 2.04, 4.05, 10.08 and 10.09 only
By:
Name:
Title: